

June 25, 2021

Jeannette Marshall
Division of Trading and Markets
Office of Market Supervision
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

RE: Miami International Securities Exchange, LLC ("MIAX")
Amendment 2021-9 to Form 1 Application

Dear Ms. Marshall:

Enclosed for official filing pursuant to Rule 6a-2(b) is Amendment 2021-9 to the Form 1 Application of MIAX, which includes the following changes:

Exhibits D, I, K, M & N – Annual filing pursuant to Rule 6a-2(b)

Please do not hesitate to contact me if you have any questions in connection with this matter.

Sincerely,

Barbara J. Comly

Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Enclosure
cc: Marlene Olsen

7 Roszel Road, Suite 1A
Princeton, New Jersey 08540

1450 Brickell Avenue
Suite 1100, 11th Floor Loft
Miami, Florida 33131

miaxoptions.com

Form 1 Page 1 Execution Page	**UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY): 06/25/21	OFFICIAL USE ONLY

Warning: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: Miami International Securities Exchange, LLC

2. Provide the applicant's primary street address (Do not use a P.O. Box): 7 Roszel Road, Suite 1A, Princeton, NJ 08540

3. Provide the applicant's mailing address (if different):



21000460

4. Provide the applicant's business telephone and facsimile number:
   Telephone: 609-897-7300; Facsimile: 609-987-2210

5. Provide the name, title and telephone number of a contact employee:
   Barbara J. Comly, EVP, General Counsel & Corporate Secretary
   609-897-7315

6. Provide the name and address of counsel for the applicant:
   Barbara J. Comly, EVP, General Counsel & Corporate Secretary
   Miami International Securities Exchange, LLC
   7 Roszel Road, Suite 1A
   Princeton, NJ 08540

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership
   ☒ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 9/10/07 (b) State/Country of formation: Delaware

   (c) Statute under which applicant was organized: Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.)

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

Date: June 25, 2021

By: *Barbara J. Comly*
Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Subscribed and sworn before me this ___ day of _____, 2021.

Based upon relief from Commission Staff and difficulties arising from COVID-19,
Miami International Securities Exchange, LLC is making this filing without a notarization.

____
Notary Public of the State of New Jersey

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

EXHIBIT D

Exhibit Request:

For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect, with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.

Response:

1. Unaudited unconsolidated financial statements of Miami International Holdings, Inc. as of December 31, 2020 are attached.

2. Audited unconsolidated financial statements of MIAX PEARL, LLC as of December 31, 2020 are attached.

3. Audited unconsolidated financial statements of MIAX Emerald, LLC as of December 31, 2020 are attached.

4. Unaudited unconsolidated financial statements of Miami International Technologies, LLC as of December 31, 2020 are attached.

5. Unaudited unconsolidated financial statements of MIAX Futures, LLC as of December 31, 2020 are attached.

6. Unaudited unconsolidated financial statements of The Bermuda Stock Exchange as of December 31, 2020 are attached.

7. Unaudited unconsolidated financial statements of M 402 Holdings, LLC as of December 31, 2020 are attached. (Balance sheet provided; no profit & loss statement as no income or expenses as of December 31, 2020.)

8. Unaudited unconsolidated financial statements of Minneapolis Grain Exchange, LLC as of December 31, 2020 are attached.

9. Unaudited unconsolidated financial statements of M 44 Holdings, LLC as of December 31, 2020 are attached. (Profit & loss statement provided; no balance sheet as no assets or liabilities as of December 31, 2020.)

10. M 401 Corporation merged into MGEX Holdings, Inc. on December 4, 2020 which merged into M 402 Holdings, LLC also on December 4, 2020. Accordingly, financial statements are not available for this company.

11. MIAX Global, LLC, MIAX Products, LLC, BSD Nominee Limited and ConvexityShares, LLC are not active and financial statements are not available for these companies.

Miami International Holdings, Inc.

Financial Statements
December 31, 2020

(Unaudited)

MIAMI INTERNATIONAL HOLDINGS, INC.
UNCONSOLIDATED BALANCE SHEET
(UNAUDITED, DOLLARS IN THOUSANDS)

	December 31, 2020
ASSETS	
CURRENT ASSETS	
Cash and cash equivalents	$ 834
Restricted cash	1,060
Prepaid and other current assets	1,280
Total current assets	3,174
Investments in third parties	9,660
Investments in subsidiaries	32,434
Fixed assets, net of depreciation and amortization	6,380
Goodwill	23,979
Other intangible assets, net of amortization	85,703
Other assets	14
Due from subsidiaries (to Miami International Holdings, Inc.)	368,730
Total assets	$ 530,074
LIABILITIES AND SHAREHOLDERS' EQUITY	
CURRENT LIABILITIES	
Accounts payable and other liabilities	$ 8,974
Accrued compensation payable	4,453
Current debt	6,015
Total current liabilities	19,442
Long term debt	89,701
Deferred tax liability	13,423
Deferred rent liability	1,686
Put rights on common stock	9,433
Warrants with puttable shares	92,522
Total liabilities	226,207
Redeemable common stock - par value $0.001 (12,449,329 voting shares issued and outstanding at December 31, 2020)	89,790
SHAREHOLDERS' EQUITY	
Preferred stock - par value $0.001 (25,000,000 authorized; 627,000 Series B issued and outstanding at December 31, 2020 and 437,000 Series B issued and outstanding at December 31, 2019)	1
Common stock - voting and nonvoting, par value $0.001 (600,000,000 authorized (voting 400,000,000, nonvoting 200,000,000)); 84,087,818 issued and outstanding non-redeemable common stock at December 31, 2020 (voting 78,675,737, nonvoting 5,412,081) and 67,989,828 issued and outstanding at December 31, 2019 (voting 63,030,707, nonvoting 4,959,121)	84
Additional paid in capital in excess of par	480,600
Accumulated deficit	(266,608)
Total Miami International Holdings, Inc.shareholders' equity	214,077
Non-controlling interest in consolidated subsidiaries	-
Total shareholders' equity	214,077
Total liabilities, redeemable common stock and shareholders' equity	$ 530,074

MIAMI INTERNATIONAL HOLDINGS, INC.
UNCONSOLIDATED STATEMENT OF OPERATIONS
(UNAUDITED, DOLLARS IN THOUSANDS)

	Year Ended December 31, 2020
REVENUES	
Other revenue	$ 2
Total revenues	2
OPERATING EXPENSES	
Employee compensation and benefits	7,928
Information technology and communication costs	35
Depreciation and amortization	1,425
Occupancy costs	252
Professional services	1,606
Financial and banking consulting services	1,076
Share based compensation to third parties	1,625
Directors' fees	643
Merger costs	6,544
Other	1,173
Total operating expenses	22,307
OPERATING LOSS	(22,305)
Interest expense, net	(12,116)
Amortization of debt discount and beneficial conversion feature	(182)
Financing related costs	(3,075)
LOSS BEFORE PROVISION FOR INCOME TAX BENEFIT	(37,678)
Income tax benefit	(2)
NET LOSS	(37,676)
Net loss attributable to non-controlling interest	(181)
NET LOSS ATTRIBUTABLE TO MIAMI INTERNATIONAL HOLDINGS, INC.	$ (37,495)

Financial Statements and Report of
Independent Certified Public Accountants

MIAX PEARL, LLC

December 31, 2020 and 2019

MIAX PEARL, LLC

TABLE OF CONTENTS

Grant Thornton

GRANT THORNTON LLP
757 Third Avenue, 9th Floor
New York, NY 10017-2013

D +1 212 599 0100
F +1 212 370 4520

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
MIAX PEARL, LLC

We have audited the accompanying financial statements of MIAX PEARL, LLC (a Delaware limited liability company), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations and member's deficit, and cash flows for the years then ended, and the related notes to the financial statements.

Management's responsibility for the financial statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Grant Thornton

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MIAX PEARL, LLC as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, New York
June 21, 2021

MIAX PEARL, LLC
Balance Sheets
December 31, 2020 and 2019 (dollars in thousands)

	2020	2019
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 21,818	$ 6,010
Accounts receivable	4,404	2,501
Prepaid and other current assets	1,664	1,515
Total current assets	27,886	10,026
Fixed assets, net of depreciation and amortization	10,538	15,224
Internally developed software, net of amortization	13,507	3,754
Other assets	1,545	1,467
Total assets	$ 53,476	$ 30,471
LIABILITIES AND MEMBER'S EQUITY		
CURRENT LIABILITIES		
Accounts payable and other liabilities	$ 5,271	$ 3,206
Accrued compensation payable	5,073	3,440
Current debt	2,850	3,030
Deferred transaction revenues	11,331	100
Total current liabilities	24,525	9,776
Due to Miami International Holdings, Inc.	113,205	93,886
Long term debt	2,243	5,013
Total liabilities	139,973	108,675
Commitments and Contingencies (Note 5)		
DEFICIT IN MEMBER'S EQUITY		
Accumulated losses	(86,497)	(78,204)
Total member's deficit	(86,497)	(78,204)
Total liabilities and deficit in member's equity	$ 53,476	$ 30,471

The accompanying notes are an integral part of these financial statements. See Note 2 for details of certain immaterial adjustments made to previously reported results for the year ended December 31, 2019.

MIAX PEARL, LLC
Statements of Operations and Member's Deficit
December 31, 2020 and 2019 (dollars in thousands)

	Years Ended December 31,	
	2020	2019
REVENUES		
Transaction fees	$ 154,313	$ 121,532
Access fees	11,422	8,531
Regulatory fees	25,020	14,609
Market data fees	4,605	4,582
Other revenue	7	-
Total revenues	195,367	149,254
COST OF REVENUES		
Transaction rebates	(146,069)	(119,997)
Equity rights programs (including non-cash compensation of $7,471 and $8,761 for year ending December 31, 2020 and 2019, respectively)	(7,471)	(8,761)
NET REVENUES	41,827	20,496
OPERATING EXPENSES INCURRED DIRECTLY OR ALLOCATED FROM PARENT		
Employee compensation and benefits	18,707	18,905
Information technology and communication costs	5,621	3,867
Depreciation and amortization	7,237	4,074
Occupancy costs	1,384	1,564
Professional services	353	1,508
Regulatory services fees	1,534	1,311
Financial and banking consulting services	469	251
Trading operations costs	11,945	6,400
Share based compensation to third parties	15	33
Directors' fees	811	502
Other	1,398	1,439
Total operating expenses	49,474	39,854
OPERATING LOSS	(7,647)	(19,358)
Interest expense, net	(646)	(289)
NET LOSS	(8,293)	(19,647)
Member's deficit at beginning of year	(78,204)	(58,557)
Member's deficit at end of year	$ (86,497)	$ (78,204)

The accompanying notes are an integral part of these financial statements. See Note 2 for details of certain immaterial adjustments made to previously reported results for the year ended December 31, 2019.

MIAX PEARL, LLC
Statements of Cash Flows
December 31, 2020 and 2019 (dollars in thousands)

	Years Ended December 31,	
	2020	**2019**
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (8,293)	$ (19,647)
Depreciation and amortization	7,237	4,074
Adjustments to reconcile net loss to net cash used in operating activities		
Changes in operating assets and liabilities		
Accounts receivable	(1,902)	(1,633)
Prepaid and other current assets	(149)	(600)
Other assets	(386)	(93)
Accounts payable and other liabilities	2,064	2,146
Accrued compensation payable	1,633	2,251
Deferred transaction revenue	11,231	(332)
Net cash provided by (used in) operating activities	11,435	(13,834)
CASH FLOWS FROM INVESTING ACTIVITIES		
Capital expenditures	(11,899)	(8,391)
Net cash used in investing activities	(11,899)	(8,391)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from debt	-	124
Repayments of term debt	(3,048)	(1,321)
Due to Miami International Holdings, Inc.	19,320	29,397
Net cash provided by financing activities	16,272	28,200
Increase in cash and cash equivalents	15,808	5,975
Cash and cash equivalents at beginning of year	6,010	35
Cash and cash equivalents at end of year	$ 21,818	$ 6,010
Cash paid during the year for interest	$ 731	$ 322
Non-cash investing activities		
Assets acquired under capital leases	$ 98	$ 8,211
Non-cash amount related to capitalized internally developed software	553	357
Total non-cash investing activities	$ 651	$ 8,568

The accompanying notes are an integral part of these financial statements. See Note 2 for details of certain immaterial adjustments made to previously reported results for the year ended December 31, 2019.

December 31, 2020 and 2019 (dollars in thousands, except per share amounts)

1. ORGANIZATION AND OPERATIONS

MIAX PEARL, LLC ("PEARL" or the "Company") was formed in the State of Delaware on February 11, 2016 and is a wholly-owned subsidiary of Miami International Holdings, Inc. (the "Parent" or "MIH"), and an affiliate of MIH subsidiaries including Miami International Securities Exchange, LLC ("MIAX"), MIAX Emerald, LLC ("Emerald"), Miami International Technologies, LLC ("MIAX Technologies"), and MIAX Futures, LLC ("MIAX Futures"). PEARL provides a marketplace for the trading of equity options and cash equities products for its members.

On December 13, 2016, the Company received an Approval Order from The United States Securities and Exchange Commission ("SEC") of its application for registration as a National Securities Exchange and began trading equity options on February 6, 2017.

On September 29, 2020, the Company launched MIAX PEARL Equities ("PEARL Equities"), a cash equities exchange, under the Company's existing exchange license.

Due to the fact that the Company has incurred a cumulative loss of $86,497 from February 11, 2016 (date of inception) to December 31, 2020, substantial doubt was raised in the past about the Company's ability to continue as a going concern. To ensure that the Company can adequately fund its operations, the Parent has executed a funding agreement with the Company which provide for seed capital and guarantees ongoing financial support.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

The Company has considered the impact of COVID-19 on the assumptions and estimates used in evaluating our assets and liabilities. We determined that there were no material adverse impacts on our results of operations and financial position for the year ended December 31, 2020. In addition, there were no material impairment charges recorded for the year ended December 31, 2020. These estimates may change as new events occur and additional information is obtained.

Cash and Cash Equivalents

All highly liquid investments purchased with an original maturity of three months or less are considered cash equivalents.

The Company periodically maintains cash balances at financial institutions in excess of the $250 Federal Deposit Insurance Corporation insurance limit. The Company's cash and cash equivalents are short-term in nature and carrying amount approximates fair value. It is the Company's policy to monitor the credit standing of the financial institutions with which it conducts business.

Prepaid Expenses

Prepaid expenses primarily consist of prepaid software maintenance fees and insurance which are amortized over the respective periods.

Accounts Receivable

Accounts receivable consists primarily of transaction, access, market data and regulatory fees receivable from customers. Accounts receivable are primarily collected through the Options Clearing Corporation and the National Securities Clearing Corporation, and are with large, highly-rated clearing firms; therefore concentrations of credit risk are limited. The Company has no financing related receivables.

Fixed Assets

Fixed assets are recorded at cost. Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets ranging from three to five years. Fixed assets acquired under capital leases are depreciated over the life of the lease.

Leasehold improvements are amortized over the estimated useful lives of the improvements or the remaining terms of the leases, whichever is less. Any gain or loss on the retirement of assets is recognized currently.

Depreciable assets are only evaluated for impairment upon a significant change in the operating or macroeconomic environment. In these circumstances, if an evaluation of the undiscounted cash flows indicates impairment, the asset is written down to its estimated fair value, which is based on discounted future cash flows. Useful lives are periodically evaluated to determine whether events or circumstances have occurred that indicate the need for revision.

Computer Software Developed or Obtained for Internal Use

The Company follows the provisions of ASC 350, Intangibles - Goodwill and Other ("ASC 350"). The Company capitalizes costs of internally developed software incurred during the application development stage, which includes design, coding, installation and testing activities. The Company amortizes these costs over the estimated useful life.

Impairment of Long-Lived Assets and Finite-Lived Intangible Assets

We review our fixed assets and finite-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. When these indicator exists, we estimate undiscounted net future cash flows over the remaining life of such assets. If the total of the estimated cash flows is less that the carrying amount, an impairment would exist, which is measured based upon the difference between the carrying amount and the fair value of the assets.

December 31, 2020 and 2019 (dollars in thousands, except per share amounts)

Other Assets

Other assets are comprised of the cost of various trade memberships and deferred charges.

Due to Miami International Holdings, Inc.

The majority of all of the Company's expenditures to date have been funded by the Parent. The Due to MIH balance represents the combination of allocated costs for the current period as well as the liability for allocated net assets.

Management has determined that substantially all costs, other than direct financing and other financing related costs, for the build out of a marketplace for the trading of options and cash equities, are primarily attributable to the Company, MIAX and Emerald. The Company's allocated portion of cost are included in the accompanying statements of operations and member's deficit. While equipment leasing costs are allocated to MIAX, PEARL and Emerald, all other financing and capital raising costs are not allocated to the subsidiaries and are reflected solely in the Parent company financial statements. The Company considers changes in Due to MIH to be financing activity for purposes of the statements of cash flows.

Subsequent to the issuance of the 2019 financial statements, the Company's management determined that there was an immaterial error with respect to certain non-cash employee compensation and benefits expense allocated by the Parent to the Company. Specifically, this non-cash expense related to restricted stock awards granted in 2018 with a vesting condition contingent upon a deemed liquidity event. Accordingly, the prior period amounts within the financial statements and corresponding footnotes have been revised to reflect the correct balances. The adjustment has no impact to "Total liabilities and deficit in member's equity" on the Balance Sheets as of December 31, 2019 or "Net cash provided by (used in) operating activities" on the Statements of Cash Flows for the year ended December 31, 2019.

The effects of the correction on the financial statements as of and for the years ended December 31, 2019 is as follows:

	Year Ended December 31, 2019		
	As Previously Reported	Correction	As Corrected
STATEMENTS OF OPERATIONS			
Employee compensation and benefits	$ 19,965	$ (1,060)	$ 18,905
Total operating expenses	40,914	(1,060)	39,854
NET LOSS	$ (20,707)	$ 1,060	$ (19,647)

December 31, 2020 and 2019 (dollars in thousands, except per share amounts)

	December 31, 2019		
	As Previously Reported	Correction*	As Corrected
BALANCE SHEETS			
Due to Miami International Holdings, Inc.	$ 95,077	$ (1,191)	$ 93,886
Total liabilities	109,866	(1,191)	108,675
Accumulated losses	(79,395)	1,191	(78,204)
Total member's deficit	$ (79,395)	$ 1,191	$ (78,204)

* Includes adjustment to the opening balance sheet as of January 1, 2019

Revenue Recognition

The Company generates revenues by assessing fees to its member firms for the services it renders, which include providing access to its exchanges, enabling transaction-based trading on its exchanges, and providing access to various market data.

The Company determines revenue recognition through the following steps:

- Identification of the contract or contracts with a customer
- Identification of the performance obligation(s) in the contract
- Determination of the transaction price
- Allocation of the transaction price to the performance obligation(s) in the contract
- Recognition of revenue when, or as, a performance obligation is satisfied

Revenue for the Company's services is recognized as control of the services is transferred to the customer. The amount recognized is the amount that reflects the consideration the Company expects to be entitled to in exchange for its services.

The Company determines the transaction price at the outset of the arrangement based on the contractual and payment terms associated with the transaction. The typical term for the Company's contracts with customers ranges from the time it takes to complete a single transaction to one month, depending on the service being provided. Customers are usually billed each month in arrears with standard payment terms, though the Company does occasionally bill customers in advance. Fees associated with each contract are fixed within the month in which the service is provided. The Company assesses collectability of the fee based on a number of factors such as collection history and creditworthiness of the customer.

The Company assesses the services promised in the contracts with customers and identifies a performance obligation for each promise to transfer to the customer a service that is distinct—i.e., if such service is separately identifiable and if a customer can benefit from it on its own or with other resources that are readily available to the customer.

Transaction-based services: Transaction-based services represent the customer's right to be matched on the exchange with a corresponding buyer or seller and to have the transaction executed. Fees are a function of three variables: (1) exchange fee rates; (2) overall industry trading volume; and (3) market share achieved by the exchange platforms. Transaction-based fees are assessed on a per contract basis and are considered earned upon the execution of a trade and are recognized on a trade date basis. Transaction fees are recorded net of applicable volume discounts. Rebates paid for certain customer transactions are accounted for as consideration payable to a customer and are recorded separately as transaction-based expenses, which reduce revenue. In the event that a member firm prepays for transaction fees, revenue is recognized as transaction fees are incurred.

Transaction-based services also result in regulatory fees. Regulatory fees include the options regulatory fee ("ORF") and Section 31 fees. ORF is in place to fund the Company's regulatory oversight function of the exchange marketplace and is generated based on the number of customer contracts and cannot be used for non-regulatory purposes. Section 31 fees are transaction fees charged by the SEC to the exchanges. The fees charged to customers are based on the fee set by the SEC per notional value of transactions executed on the Company's securities markets. These fees are calculated and billed monthly.

Exchange access services: Exchange access services include allowing the customer to connect its network to one of the Company's exchanges for a specified period of time. Fees for these services are assessed to exchange members for the opportunity to trade and use other related functions of the exchanges. Access fees are recognized during the period the service is provided which is generally one month.

Market data access services: Market data access services include making market data available to customers either through direct subscriptions or through the Company's participation in Options Price Reporting Authority ("ORPA"), the Consolidated Tape Association ("CTA"), and Unlisted Trading Privileges ("UTP"), (collectively the "U.S. Tape Plans") . Market data revenue includes distributions from the U.S. Tape Plans, which is distributed based upon each individual exchange's market share of U.S. volume, trades, and/or quotes. Market data revenue also includes market data revenue earned from the sale of proprietary market data directly to the customer on a subscription basis. Market data revenue is recognized in the period the data is provided.

Consideration payable to a customer: As discussed in the *Transaction-based services* section above, certain transaction rebates are accounted for as consideration payable to a customer and reduce revenue in the period in which the rebate is earned by the customer and the rebate is provided. Additionally, the Parent makes certain share-based payments to customers as part of the Company's Equity Rights Programs detailed in Note 7. The expense associated with these share-based payments, equal to the fair value of the shares vested during the period, are allocated by the Parent to the Company and are reflected in cost of revenues in the Statement of Operations and Member's Deficit.

Deferred revenue: As of December 31, 2020 and 2019, the Company had deferred revenue representing prepaid transaction and non-transaction fees of $11,331 and $100, respectively. The increase in deferred revenue in the current year is related to the collection of prepaid fees from customers participating in the ERP V program detailed in Note 12. Deferred revenue is amortized to income over the applicable future periods as fees are earned.

December 31, 2020 and 2019 (dollars in thousands, except per share amounts)

Income Taxes

PEARL is a single member limited liability company and was structured as a disregarded entity for U.S. federal, state and local income tax purposes. Accordingly, no provision for income taxes is made in PEARL's financial statements.

Reclassifications

Certain prior year amounts have been reclassified for consistency with the current year presentation.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU 2014-09, *Revenue from Contracts with Customers (Topic 606)*, which supersedes existing revenue recognition guidance under U.S. GAAP. The standard's core principle is that a company will recognize revenue, when it transfers promised goods or services to customers, in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The standard defines a five-step process to achieve this principle. This ASU also requires additional disclosure about the nature, amount, timing, and uncertainty of revenue and cash flows arising from customer contracts. The Company adopted Topic 606 on January 1, 2020, as allowed under ASU 2020-05, using the full retrospective method of transition. Under the full retrospective method, Topic 606 was applied to each prior reporting period presented. The Company did not restate prior periods presented because the adoption of Topic 606 did not have a material impact on previously reported amounts. See discussion of adoption of ASU 2018-07 and ASU 2019-08 for other adoption impacts related to Topic 606.

In June 2018, the FASB issued ASU 2018-07, *Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting*, which expands the scope of Topic 718 to include share-based payment transactions related to acquiring goods and services from nonemployees. ASU 2018-07 simplifies the accounting for such share-based payments by largely aligning it with the accounting for share-based payments to employees. ASU 2018-07 also amended Topic 606 and Topic 718 to require that share-based payments awards granted to a customer in conjunction with selling goods or services be accounted for under Topic 606 as consideration payable to a customer, which could result in the share-based payments being treated as an expense or a reduction of revenue, similar to other sales incentives (e.g., coupons or rebates). While Topic 606 provides guidance on presentation (i.e., reduction of revenue or expense), it does not provide guidance on measuring share-based payment awards treated as a reduction of revenue or on the balance sheet classification (e.g., liability or equity) of such awards on the balance sheet.

In November 2019, the FASB issued ASU 2019-08, Compensation—Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606): Codification Improvements—Share-Based Consideration Payable to a Customer. ASU 2019-08 requires that an entity measure and classify share-based payment awards granted in conjunction with the sale of goods and services to a customer that are not in exchange for a distinct good or service by applying the guidance in Topic 718. As a result, the amount recorded as a reduction in revenue would be measured based on the grant-date fair value of the share-based payment.

The Company adopted both ASU 2018-07 and ASU 2019-08 on January 1, 2020, using the required modified retrospective transaction approach. For ASU 2018-07, the Company assessed the cumulative-effect adjustment

December 31, 2020 and 2019 (dollars in thousands, except per share amounts)

to retained earnings as of the beginning of the fiscal year of adoption for all liability-classified nonemployee awards that had not been settled as of the adoption date, and equity-classified nonemployee awards for which a measurement date had not been established. The cumulative effect of the change resulting from the adoption of ASU 2018-07 and ASU 2019-08 did not have a material impact on the Company's financial statements or related disclosures.

In February 2016, the FASB issued ASU 2016-02, which describes the principles for the recognition, measurement, presentation and disclosure of leases for both parties of the contract (both lessees and lessors). The new standard requires classifying leases as either finance or operating leases and will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease, respectively. Regardless of the classification, a lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months. This guidance is effective for reporting periods beginning after December 15, 2021, however early adoption is permitted. Entities are required to use a modified retrospective approach for leases that exist or are entered into after the beginning of the earliest comparative period in the financial statements. The Company is currently evaluating the impact that ASU 2016-02 will have on its financial statements.

3. FIXED ASSETS

The Company's allocation of fixed assets is comprised of the following:

	December 31,	
	2020	2019
Furniture and equipment	$ 23,318	$ 20,138
Software	492	286
Leasehold improvements	2,125	1,836
	25,935	22,260
Less - accumulated depreciation and amortization	15,495	10,736
	10,440	11,524
Capitalized internally developed software in-progress	98	3,700
	$ 10,538	$ 15,224

Depreciation expense for the years ended December 31, 2020 and 2019 was $5,133 and $2,740, respectively. Substantially all of the assets are pledged as described in Note 6.

December 31, 2020 and 2019 (dollars in thousands, except per share amounts)

4. INTERNALLY DEVELOPED SOFTWARE

The Company capitalized $13,507 and $3,754 of development costs, net of amortization as of December 31, 2020 and 2019, respectively. Amortization expense of $2,104 and $1,334 were recorded in 2020 and 2019, respectively.

Future amortization of internally developed software is as follows:

Years Ending December 31,		
2021	$	3,823
2022		2,824
2023		2,632
2024		2,499
2025		1,729
	$	13,507

5. COMMITMENTS AND CONTINGENCIES

Claims and Litigation

On September 1, 2017, Nasdaq, Inc., Nasdaq ISE, LLC and FTEN, INC. (collectively, “Nasdaq”) filed an action (Civil Action No. 3:17-CV-06664) against Miami International Holdings, Inc., Miami International Securities Exchange, LLC, MIAX PEARL, LLC and Miami International Technologies, LLC (collectively, “MIAX”) in the U.S. District Court for the District of New Jersey. The Complaint alleges patent infringement and trade secret misappropriation relating to Nasdaq’s electronic trading technology and platforms. Between March 23, 2018 and April 2, 2018, MIAX filed six (6) petitions for Covered Business Method Review (“CBMR”) before the Patent Trial and Appeal Board (“PTAB”) at the United States Patent and Trademark Office (“USPTO”) seeking a determination that the subject patent is invalid under the current law. All claims asserted by Nasdaq against MIAX under the six patents at issue were invalided by the PTAB during the time period October 1, 2019 to November 13, 2019 (the “MIAX-Nasdaq PTAB Decisions”).

On October 31, 2019, in a case unrelated to the Nasdaq – MIAX case, the U.S. Court of Appeals for the Federal Circuit issued a decision in *Arthrex v. Smith & Nephew,* 2019 WL 5616010, which held that the statutory scheme of appointing PTAB Administrative Patent Judges violates the Appointments Clause of the United States Constitution. Additionally, from October 31, 2019 through December 13, 2019, Nasdaq requested a rehearing of each of the MIAX-Nasdaq PTAB Decisions based on *Arthrex*. No decision on such rehearing requests have been issued as of the date hereof by the PTAB. On May 7, 2020, the PTAB issued a General Order (the “May 7, 2020 General Order”) that, among other matters, the six patent matters in the MIAX-Nasdaq PTAB Decisions be held in abeyance pending resolution of certiorari petitions in *Arthrex*. On October 13, 2020, the U.S Supreme Court agreed to review the *Arthrex* case. It is expected that the PTAB will hold pending cases until the Supreme Court’s decision. On September 23, 2020, the District Court held oral argument on Nasdaq’s February 7, 2020 Motion to Amend. On September 30, 2020, Magistrate Judge Arpert denied Nasdaq’s Motion

December 31, 2020 and 2019 (dollars in thousands, except per share amounts)

to Amend. Nasdaq appealed this decision on October 14, 2020. On March 11, 2021, the District Court denied Nasdaq's appeal of Magistrate Judge Arpert's Order denying Nasdaq's Motion for Leave to Amend the Complaint, which sought to drop all of the patent infringement claims and effectively lifted the stay to pursue the trade secret claims.

In the normal course of its business, the Company is exposed to asserted and unasserted claims. In the opinion of management, these matters will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

Employees and Directors

The Parent has entered into employment agreements with certain employees. In addition to base salaries, the agreements provide for issuance of stock options, retention and, in part, incentive bonuses based on criteria established by the Board of Directors.

6. DEBT OBLIGATIONS

Lease Agreements

The Parent enters into capital leases with various vendors for the purposes of financing the purchase of hardware and software necessary to build and maintain the technology infrastructure of the exchange platforms along with office related equipment. Allocated obligations under all capital leases at December 31, 2020 and 2019 were $5,094 and $7,921, respectively. The accumulated amortization for all capital leases at December 31, 2020 and 2019 were $8,550 and $5,580, respectively.

Insurance Loans

From time to time, the Parent enters into financing arrangements to fund certain commercial insurance policies. The allocated loan obligations of the Company at December 31, 2020 and 2019 were $0 and $124, respectively.

December 31, 2020 and 2019 (dollars in thousands, except per share amounts)

Future minimum lease payments under these obligations at December 31, 2020 are:

Years Ending December 31,		
2021	$	3,268
2022		2,312
2023		27
2024		7
Total future payments		5,614
Less interest		521
Net capital lease liability	$	5,093

7. EQUITY

PEARL is a single member limited liability company and has issued 100 membership units constituting 100% membership interest in the Company to MIH who is the Company's sole member. PEARL has not made any distributions for the period from February 11, 2016 (inception) through December 31, 2020.

Equity Rights Offering IV ("ERP IV")

On April 30, 2018, the Company entered into a fourth Equity Rights offering with 10 strategic investors to acquire 25 J-Units for a total prepaid fee of $6,250. Each J-Unit consists of common stock purchase warrants ("J-Warrants") to purchase 416,344 shares of common stock of the Parent and requires a prepaid fee of $250. The term of the transaction is the 32-month period commencing May 1, 2018 and ending December 31, 2020.

The J-Warrants vested over a 32 month period that commenced upon closing of the transaction provided that the J-Unit Investor met the specific performance criteria set forth in the J-Unit acquisition agreement, which required that the J-Unit Investor trade an agreed-upon number of options contracts, subject to certain exceptions, on PEARL on a daily basis over a specified number of months.

For the years ended December 31, 2020 and 2019, the Parent recognized warrant expense of $7,471 and $8,761, respectively, representing the fair market value associated with vested warrants due to the Offering Participants meeting their performance criteria in the ERP IV offering. These expenses were allocated in their entirety to the Company and are included in cost of revenues in the Statements of Operations and Member's Deficit. Additionally, the Company amortized $100 and $332 of the prepaid transaction fees to income during the years ended December 31, 2020 and 2019, respectively. All prepaid fees associated with the ERP IV offering were fully amortized as of December 31, 2020.

December 31, 2020 and 2019 (dollars in thousands, except per share amounts)

Equity Rights Offering V ("ERP V")

On September 11, 2020, the Parent closed a fifth equity rights offering with nine firms for 22 L-Units providing for the issuance of warrants to purchase a total of 9,507,586 shares of Common Stock, representing 432,163 shares per L-Unit. The equity rights offering closed in 2020 following the satisfaction of certain other closing conditions including the effectiveness of SEC rule filings for the Company required in connection therewith and the consent of the prior offering participants to the current terms of the offering. Upon closing, the Company collected $22,000 of prepaid fees from participating member firms. The basic terms of ERP V are similar to ERP IV with respect to warrant vesting features and exercise periods.

During 2020, the Company amortized $10,669 of the prepaid fees, leaving an unamortized balance of $11,331 as of December 31, 2020. No warrant expense is recognized in 2020 as the vesting period for the warrants commences in 2021.

8. EMPLOYEE BENEFIT PLAN

The Parent sponsors a voluntary defined contribution 401(k) plan, which covers substantially all of the Company's employees. Neither the Parent nor the Company contributed to the 401(k) plan in 2020 or 2019.

9. DIRECTORS FEES

In September 2016, the Board of Directors of the Company approved the compensation amounts to be paid to Independent Directors and Committee Members of the Company for the period beginning May 1, 2016 until such time as the Board determines it is in the best interests of the Company to adopt new compensation terms (the "Director & Committee Fee Compensation"). Independent Directors and Committee Members of the Company are compensated as follows:

Independent Directors and Committee Members of PEARL who also serve in the same capacity for another MIH Self-Regulatory Organization ("SRO") subsidiary each shall receive a rate of one-half of such compensation paid by the Company SRO subsidiary for the year, pro rata. Independent Directors serving in a sole capacity for PEARL, each receive $50 for the year, pro rata. Committee Members each receive varying amounts, pro rata, depending on which committee(s) such Committee Member is appointed. The Director & Committee Fee Compensation is payable pursuant to the following two options: (i) a maximum of 50% cash payable quarterly and the balance in stock options to purchase Nonvoting Common Stock of the Company under the 2013 Stock Option and Incentive Plan for Non-Employee Directors, Committee Members and Members of the Board of Advisors (the "2013 Stock Option and Incentive Plan"), valued at the grant date, generally vesting quarterly and having a term of 10 years; or (ii) taking 100% of the Director & Committee Fee Compensation in Nonvoting Common Stock options under the 2013 Stock Option and Incentive Plan, valued at the grant date and generally vesting quarterly.

The number of options to be granted to Independent Directors is based the Director & Committee Fee Compensation divided by the value of each option under a theoretical valuation, and the exercise price applicable to each option is the fair market value ("FMV") at the time of the grant.

Additionally, an Independent Director (not a Committee Member) serving in a sole capacity for the Company receives $20 in value of Nonvoting Common Stock options and an Independent Director (not a Committee

December 31, 2020 and 2019 (dollars in thousands, except per share amounts)

Member) who also serves in the same capacity for another Company SRO subsidiary shall receive $10 in value of Nonvoting Common Stock option paid by the Company SRO subsidiary under the 2013 Stock Option and Incentive Plan annually, commencing in the calendar year following his/her first year of board service, vesting quarterly and having a term of 10 years. The same theoretical valuation discussed above would be used to determine how many options would be granted to the Independent Director annually.

Additionally, a new Independent Director only (not a Committee Member) serving in a sole capacity for the Company, upon first appointment to the Board of Directors or the board of a subsidiary of the Company, will receive a grant of 50,000 Nonvoting Common Stock options under 2013 Stock Option and Incentive Plan that will fully vest after 9 months of service as a director to the Company with the exercise price being FMV on the grant date and having a term of 10 years.

10. RISKS AND UNCERTAINTIES DUE TO COVID-19

On March 11, 2020, the World Health Organization officially declared the outbreak of COVID-19 a global pandemic. Management is closely monitoring the evolution of this pandemic, including how it may affect the economy and the general population. COVID-19 has caused disruption to businesses and economic activity, which has been reflected in recent fluctuations in global and local stock markets. Given the inherent uncertainties, it is not practicable at this time to fully determine the impact of COVID-19 on future financial and operational performance of the Company.

An initial assessment of the financial statement items that have potential to be impacted include transaction fees, trading membership fees, other income and the collectability of accounts receivables. This could in turn impact the Company's solvency position. The quantitative impact cannot be reasonably estimated at this time however this could potentially be significant. The Company is monitoring developments relating to COVID-19 and is coordinating its operational response based on existing business continuity plans and on guidance from global health organizations, relevant governments, and general pandemic response best practices.

11. SUBSEQUENT EVENTS

The Company has evaluated the possibility of subsequent events existing in the Company's financial statements through June 21, 2021, the date the financial statements were available to be issued. The Company has determined that there are no material events that would require disclosure in the Company's financial statements.

Financial Statements and Report of
Independent Certified Public Accountants

MIAX Emerald, LLC

December 31, 2020 and 2019

MIAX Emerald, LLC

TABLE OF CONTENTS

Grant Thornton

GRANT THORNTON LLP
757 Third Avenue, 9th Floor
New York, NY 10017-2013

D +1 212 599 0100
F +1 212 370 4520

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
MIAX Emerald, LLC

We have audited the accompanying financial statements of MIAX Emerald, LLC (a Delaware limited liability company), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations and member's deficit, and cash flows for the years then ended, and the related notes to the financial statements.

Management's responsibility for the financial statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Grant Thornton

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MIAX Emerald, LLC as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, New York
June 21, 2021

MIAX Emerald, LLC
Balance Sheets
December 31, 2020 and 2019 (dollars in thousands)

	2020	2019
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 5,615	$ 3,813
Accounts receivable	3,056	1,113
Prepaid and other current assets	769	654
Total current assets	9,440	5,580
Fixed assets, net of depreciation and amortization	3,808	3,905
Internally developed software, net of amortization	3,554	3,426
Other assets	1,610	1,903
Total assets	$ 18,412	$ 14,814
LIABILITIES AND MEMBER'S EQUITY		
CURRENT LIABILITIES		
Accounts payable and other liabilities	$ 1,270	$ 1,231
Accrued compensation payable	2,311	1,322
Current debt	485	977
Total current liabilities	4,066	3,530
Due to Miami International Holdings, Inc.	35,883	29,510
Long term debt	80	525
Total liabilities	40,029	33,565
Commitments and Contingencies (Note 5)		
DEFICIT IN MEMBER'S EQUITY		
Accumulated losses	(21,617)	(18,751)
Total member's deficit	(21,617)	(18,751)
Total liabilities and deficit in member's equity	$ 18,412	$ 14,814

The accompanying notes are an integral part of these financial statements. See Note 2 for details of certain immaterial adjustments made to previously reported results for the year ended December 31, 2019.

MIAX Emerald, LLC

Statements of Operations and Member's Deficit

December 31, 2020 and 2019 (dollars in thousands)

	Years Ended December 31,	
	2020	**2019**
REVENUES		
Transaction fees	$ 115,622	$ 15,128
Access fees	7,244	3,053
Regulatory fees	9,729	3,069
Market data fees	3,056	58
Total revenues	135,651	21,308
COST OF REVENUES		
Transaction rebates	(112,196)	(11,056)
NET REVENUES	23,455	10,252
OPERATING EXPENSES INCURRED DIRECTLY OR ALLOCATED FROM PARENT		
Employee compensation and benefits	9,658	6,278
Information technology and communication costs	2,394	2,379
Depreciation and amortization	3,212	2,295
Occupancy costs	459	528
Professional services	66	14
Regulatory services fees	626	423
Financial and banking consulting services	119	128
Trading operations costs	8,412	2,000
Share based compensation to third parties	2	2
Directors' fees	740	472
Other	580	933
Total operating expenses	26,268	15,452
OPERATING LOSS	(2,813)	(5,200)
Interest expense, net	(53)	(163)
NET LOSS	(2,866)	(5,363)
Member's deficit at beginning of year	(18,751)	(13,388)
Member's deficit at end of year	$ (21,617)	$ (18,751)

The accompanying notes are an integral part of these financial statements. See Note 2 for details of certain immaterial adjustments made to previously reported results for the year ended December 31, 2019.

MIAX Emerald, LLC
Statements of Cash Flows
Decembers 31, 2020 and 2019 (dollars in thousands)

	Years Ended December 31,	
	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (2,866)	$ (5,363)
Depreciation and amortization	3,212	2,295
Adjustments to reconcile net loss to net cash used in operating activities		
Changes in operating assets and liabilities		
Accounts receivable	(1,943)	(1,113)
Prepaid and other current assets	(115)	71
Other assets	25	(966)
Accounts payable and other liabilities	39	(284)
Accrued compensation payable	989	(398)
Net cash used in operating activities	(659)	(5,758)
CASH FLOWS FROM INVESTING ACTIVITIES		
Capital expenditures	(2,927)	(3,551)
Net cash used in investing activities	(2,927)	(3,551)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from debt	-	112
Repayments of term debt	(985)	(842)
Due to Miami International Holdings, Inc.	6,373	13,852
Net cash provided by financing activities	5,388	13,122
Increase in cash and cash equivalents	1,802	3,813
Cash and cash equivalents at beginning of year	3,813	-
Cash and cash equivalents at end of year	$ 5,615	$ 3,813
Cash paid during the year for interest	$ 109	$ 174
Non-cash investing activities		
Assets acquired under capital leases	$ 49	$ 392
Non-cash amount related to capitalized internally developed software	67	172
Total non-cash investing activities	$ 116	$ 564

The accompanying notes are an integral part of these financial statements. See Note 2 for details of certain immaterial adjustments made to previously reported results for the year ended December 31, 2019.

December 31, 2020 and 2019 (dollars in thousands, except per share amounts)

1. ORGANIZATION AND OPERATIONS

MIAX Emerald, LLC ("Emerald" or the "Company") was formed in the State of Delaware on January 30, 2018 and is a wholly-owned subsidiary of Miami International Holdings, Inc. (the "Parent" or "MIH"), and an affiliate of MIH subsidiaries including Miami International Securities Exchange, LLC ("MIAX"), MIAX PEARL, LLC ("PEARL"), Miami International Technologies, LLC ("MIAX Technologies"), and MIAX Futures, LLC ("MIAX Futures"). Emerald provides a marketplace for the trading of equity options products for its members.

On December 20, 2018, the Company received an Approval Order from The United States Securities and Exchange Commission ("SEC") of its application for registration as a National Securities Exchange and began trading on March 1, 2019.

Due to the fact that the Company has incurred a cumulative loss of $21,617 from January 30, 2018 (date of inception) to December 31, 2020, substantial doubt was raised in the past about the Company's ability to continue as a going concern. To ensure that the Company can adequately fund its operations, the Parent has executed separate funding agreements with MIAX, PEARL and Emerald which provide for seed capital and guarantee ongoing financial support.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

The Company has considered the impact of COVID-19 on the assumptions and estimates used in evaluating our assets and liabilities. We determined that there were no material adverse impacts on our results of operations and financial position for the year ended December 31, 2020. In addition, there were no material impairment charges recorded for the year ended December 31, 2020. These estimates may change as new events occur and additional information is obtained.

Cash and Cash Equivalents

All highly liquid investments purchased with an original maturity of three months or less are considered cash equivalents.

The Company periodically maintains cash balances at financial institutions in excess of the $250 Federal Deposit Insurance Corporation insurance limit. The Company's cash and cash equivalents are short-term in nature and carrying amount approximates fair value.

It is the Company's policy to monitor the credit standing of the financial institutions with which it conducts business.

Prepaid Expenses

Prepaid expenses primarily consist of prepaid software maintenance fees and insurance which are amortized over the respective periods.

Accounts Receivable

Accounts receivable consists primarily of transaction, access, market data and regulatory fees receivable from customers. Accounts receivable are primarily collected through the Options Clearing Corporation, and are with large, highly-rated clearing firms; therefore concentrations of credit risk are limited. The Company has no financing related receivables.

Fixed Assets

Fixed assets are recorded at cost. Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets ranging from three to five years. Fixed assets acquired under capital leases are depreciated over the life of the lease. Leasehold improvements are amortized over the estimated useful lives of the improvements or the remaining terms of the leases, whichever is less. Any gain or loss on the retirement of assets is recognized currently.

Depreciable assets are only evaluated for impairment upon a significant change in the operating or macroeconomic environment. In these circumstances, if an evaluation of the undiscounted cash flows indicates impairment, the asset is written down to its estimated fair value, which is based on discounted future cash flows. Useful lives are periodically evaluated to determine whether events or circumstances have occurred that indicate the need for revision.

Computer Software Developed or Obtained for Internal Use

The Company follows the provisions of ASC 350, Intangibles - Goodwill and Other ("ASC 350"). The Company capitalizes costs of internally developed software incurred during the application development stage, which includes design, coding, installation and testing activities. The Company amortizes these costs over the estimated useful life.

Impairment of Long-Lived Assets and Finite-Lived Intangible Assets

We review our fixed assets and finite-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. When these indicator exists, we estimate undiscounted net future cash flows over the remaining life of such assets. If the total of the estimated cash flows is less that the carrying amount, an impairment would exist, which is measured based upon the difference between the carrying amount and the fair value of the assets.

Other Assets

Other assets primarily consist of long-term membership and participation fees paid to industry associations.

December 31, 2020 and 2019 (dollars in thousands, except per share amounts)

Due to Miami International Holdings, Inc.

All of the Company's expenditures to date have been funded by the Parent. The Due to MIH balance represents the combination of allocated costs for the current period as well as the liability for allocated net assets.

Management has determined that substantially all costs, other than direct financing and other financing related costs, for the build out of a marketplace for the trading of options, are primarily attributable to the Company, MIAX and PEARL. The Company's allocated portion of cost are included in the accompanying statement of operations and member's deficits. While equipment leasing costs are allocated to MIAX, PEARL and Emerald, all other financing and capital raising costs are not allocated to the subsidiaries and are reflected solely in the Parent company financial statements. The Company considers changes to Due to MIH to be financing activity for purposes of the Statement of Cash Flows.

Subsequent to the issuance of the 2019 financial statements, the Company's management determined that there was an immaterial error with respect to certain non-cash employee compensation and benefits expense allocated by the Parent to the Company. Specifically, this non-cash expense related to restricted stock awards granted in 2018 with a vesting condition contingent upon a deemed liquidity event. Accordingly, the prior period amounts within the financial statements and corresponding footnotes have been revised to reflect the correct balances. The adjustment has no impact to "Total liabilities and deficit in member's equity" on the Balance Sheets as of December 31, 2019 or "Net cash used in operating activities" on the Statements of Cash Flows for the year ended December 31, 2019.

The effects of the correction on the financial statements as of and for the years ended December 31, 2019 is as follows:

	Year Ended December 31, 2019		
	As Previously Reported	Correction	As Corrected
STATEMENTS OF OPERATIONS			
Employee compensation and benefits	$ 6,691	$ (413)	$ 6,278
Total operating expenses	15,865	(413)	15,452
NET LOSS	$ (5,776)	$ 413	$ (5,363)

December 31, 2020 and 2019 (dollars in thousands, except per share amounts)

	December 31, 2019		
	As Previously Reported	Correction*	As Corrected
BALANCE SHEETS			
Due to Miami International Holdings, Inc.	$ 30,118	$ (608)	$ 29,510
Total liabilities	34,173	(608)	33,565
Accumulated losses	(19,359)	608	(18,751)
Total member's deficit	$ (19,359)	$ 608	$ (18,751)

* Includes adjustment to the opening balance sheet as of January 1, 2019

Revenue Recognition

The Company generates revenues by assessing fees to its member firms for the services it renders, which include providing access to its exchange, enabling transaction-based trading on its exchange, and providing access to various market data.

The Company determines revenue recognition through the following steps:

- Identification of the contract or contracts with a customer
- Identification of the performance obligation(s) in the contract
- Determination of the transaction price
- Allocation of the transaction price to the performance obligation(s) in the contract
- Recognition of revenue when, or as, a performance obligation is satisfied

Revenue for the Company's services is recognized as control of the services is transferred to the customer. The amount recognized is the amount that reflects the consideration the Company expects to be entitled to in exchange for its services.

The Company determines the transaction price at the outset of the arrangement based on the contractual and payment terms associated with the transaction. The typical term for the Company's contracts with customers ranges from the time it takes to complete a single transaction to one month, depending on the service being provided. Customers are usually billed each month in arrears with standard payment terms, though the Company does occasionally bill customers in advance. Fees associated with each contract are fixed within the month in which the service is provided. The Company assesses collectability of the fee based on a number of factors such as collection history and creditworthiness of the customer.

The Company assesses the services promised in the contracts with customers and identifies a performance obligation for each promise to transfer to the customer a service that is distinct—i.e., if such service is separately identifiable and if a customer can benefit from it on its own or with other resources that are readily available to the customer.

Transaction-based services: Transaction-based services represent the customer's right to be matched on the exchange with a corresponding buyer or seller and to have the transaction executed. Fees are a function of three variables: (1) exchange fee rates; (2) overall industry trading volume; and (3) market share achieved by the exchange platform. Transaction-based fees are assessed on a per contract basis and are considered earned upon the execution of a trade and are recognized on a trade date basis. Transaction fees are recorded net of applicable volume discounts. Rebates paid for certain customer transactions are accounted for as consideration payable to a customer and are recorded separately as transaction-based expenses, which reduce revenue. In the event that a member firm prepays for transaction fees, revenue is recognized as transaction fees are incurred.

Transaction-based services also result in regulatory fees. Regulatory fees include the options regulatory fee ("ORF") and Section 31 fees. ORF is in place to fund the Company's regulatory oversight function of the exchange marketplace and is generated based on the number of customer contracts and cannot be used for non-regulatory purposes. Section 31 fees are transaction fees charged by the SEC to the exchange. The fees charged to customers are based on the fee set by the SEC per notional value of transactions executed on the Company's securities markets. These fees are calculated and billed monthly.

Exchange access services: Exchange access services include allowing the customer to connect its network to the Company's exchange for a specified period of time. Fees for these services are assessed to exchange members for the opportunity to trade and use other related functions of the exchange. Access fees are recognized during the period the service is provided which is generally one month.

Market data access services: Market data access services include making market data available to customers either through direct subscriptions or through the Company's participation in the Options Price Reporting Authority plan ("OPRA"). Market data revenue includes distributions from OPRA, which is distributed based upon each individual exchange's market share of U.S. trades. Market data revenue also includes market data revenue earned from the sale of proprietary market data directly to the customer on a subscription basis. Market data revenue is recognized in the period the data is provided.

Income Taxes

Emerald is a single member limited liability company and was structured as a disregarded entity for U.S. federal, state and local income tax purposes. Accordingly, no provision for income taxes is made in Emerald's financial statements.

Reclassifications

Certain prior year amounts have been reclassified for consistency with the current year presentation.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU 2014-09, *Revenue from Contracts with Customers (Topic 606)*, which supersedes existing revenue recognition guidance under U.S. GAAP. The standard's core principle is that a company will recognize revenue, when it transfers promised goods or services to customers, in an amount that reflects the consideration to which the company expects to be

December 31, 2020 and 2019 (dollars in thousands, except per share amounts)

entitled in exchange for those goods or services. The standard defines a five-step process to achieve this principle. This ASU also requires additional disclosure about the nature, amount, timing, and uncertainty of revenue and cash flows arising from customer contracts. The Company adopted Topic 606 on January 1, 2020, as allowed under ASU 2020-05, using the full retrospective method of transition. Under the full retrospective method, Topic 606 was applied to each prior reporting period presented. The Company did not restate prior periods presented because the adoption of Topic 606 did not have a material impact on previously reported amounts. See discussion of adoption of ASU 2018-07 and ASU 2019-08 for other adoption impacts related to Topic 606.

In June 2018, the FASB issued ASU 2018-07, *Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting*, which expands the scope of Topic 718 to include share-based payment transactions related to acquiring goods and services from nonemployees. ASU 2018-07 simplifies the accounting for such share-based payments by largely aligning it with the accounting for share-based payments to employees. ASU 2018-07 also amended Topic 606 and Topic 718 to require that share-based payments awards granted to a customer in conjunction with selling goods or services be accounted for under Topic 606 as consideration payable to a customer, which could result in the share-based payments being treated as an expense or a reduction of revenue, similar to other sales incentives (e.g., coupons or rebates). While Topic 606 provides guidance on presentation (i.e., reduction of revenue or expense), it does not provide guidance on measuring share-based payment awards treated as a reduction of revenue or on the balance sheet classification (e.g., liability or equity) of such awards on the balance sheet.

In November 2019, the FASB issued ASU 2019-08, Compensation—Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606): Codification Improvements—Share-Based Consideration Payable to a Customer. ASU 2019-08 requires that an entity measure and classify share-based payment awards granted in conjunction with the sale of goods and services to a customer that are not in exchange for a distinct good or service by applying the guidance in Topic 718. As a result, the amount recorded as a reduction in revenue would be measured based on the grant-date fair value of the share-based payment.

The Company adopted both ASU 2018-07 and ASU 2019-08 on January 1, 2020, using the required modified retrospective transaction approach. For ASU 2018-07, the Company assessed the cumulative-effect adjustment to retained earnings as of the beginning of the fiscal year of adoption for all liability-classified nonemployee awards that had not been settled as of the adoption date, and equity-classified nonemployee awards for which a measurement date had not been established. The cumulative effect of the change resulting from the adoption of ASU 2018-07 and ASU 2019-08 did not have a material impact on the Company's financial statements or related disclosures.

In February 2016, the FASB issued ASU 2016-02, which describes the principles for the recognition, measurement, presentation and disclosure of leases for both parties of the contract (both lessees and lessors). The new standard requires classifying leases as either finance or operating leases and will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease, respectively. Regardless of the classification, a lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months. This guidance is effective for reporting periods beginning after December 15, 2021, however early adoption is permitted. Entities are required to use a modified retrospective approach for leases that exist or are entered into after the beginning of the earliest comparative period in the financial statements. The Company is currently evaluating the impact that ASU 2016-02 will have on its financial statements.

December 31, 2020 and 2019 (dollars in thousands, except per share amounts)

3. FIXED ASSETS

The Company's allocation of fixed assets is comprised of the following:

	December 31, 2020	December 31, 2019
Furniture and equipment	$ 6,567	$ 4,599
Software	309	200
Leasehold improvements	1,063	918
	7,939	5,717
Less - accumulated depreciation and amortization	4,134	2,060
	3,805	3,657
Capitalized internally developed software in-progress	3	248
	$ 3,808	$ 3,905

Depreciation expense for the years ended December 31, 2020 and 2019 was $2,340 and $1,666, respectively. Substantially all of the assets are pledged as described in Note 6

4. INTERNALLY DEVELOPED SOFTWARE

The Company capitalized $3,554 and $3,426 of development costs, net of amortization as of December 31, 2020 and 2019, respectively. Amortization expense of $872 and $629 was recorded in 2020 and 2019, respectively.

Future amortization of internally developed software is as follows:

Years Ending December 31,	
2021	$ 1,011
2022	1,020
2023	1,003
2024	381
2025	139
	$ 3,554

December 31, 2020 and 2019 (dollars in thousands, except per share amounts)

5. COMMITMENTS AND CONTINGENCIES

Claims and Litigation

On September 1, 2017, Nasdaq, Inc., Nasdaq ISE, LLC and FTEN, INC. (collectively, "Nasdaq") filed an action (Civil Action No. 3:17-CV-06664) against Miami International Holdings, Inc., Miami International Securities Exchange, LLC, MIAX PEARL, LLC and Miami International Technologies, LLC (collectively, "MIAX") in the U.S. District Court for the District of New Jersey. The Complaint alleges patent infringement and trade secret misappropriation relating to Nasdaq's electronic trading technology and platforms. Between March 23, 2018 and April 2, 2018, MIAX filed six (6) petitions for Covered Business Method Review ("CBMR") before the Patent Trial and Appeal Board ("PTAB") at the United States Patent and Trademark Office ("USPTO") seeking a determination that the subject patent is invalid under the current law. All claims asserted by Nasdaq against MIAX under the six patents at issue were invalided by the PTAB during the time period October 1, 2019 to November 13, 2019 (the "MIAX-Nasdaq PTAB Decisions").

On October 31, 2019, in a case unrelated to the Nasdaq – MIAX case, the U.S. Court of Appeals for the Federal Circuit issued a decision in *Arthrex v. Smith & Nephew,* 2019 WL 5616010, which held that the statutory scheme of appointing PTAB Administrative Patent Judges violates the Appointments Clause of the United States Constitution. Additionally, from October 31, 2019 through December 13, 2019, Nasdaq requested a rehearing of each of the MIAX-Nasdaq PTAB Decisions based on *Arthrex*. No decision on such rehearing requests have been issued as of the date hereof by the PTAB. On May 7, 2020, the PTAB issued a General Order (the "May 7, 2020 General Order") that, among other matters, the six patent matters in the MIAX-Nasdaq PTAB Decisions be held in abeyance pending resolution of certiorari petitions in *Arthrex*. On October 13, 2020, the U.S Supreme Court agreed to review the *Arthrex* case. It is expected that the PTAB will hold pending cases until the Supreme Court's decision. On September 23, 2020, the District Court held oral argument on Nasdaq's February 7, 2020 Motion to Amend. On September 30, 2020, Magistrate Judge Arpert denied Nasdaq's Motion to Amend. Nasdaq appealed this decision on October 14, 2020. On March 11, 2021, the District Court denied Nasdaq's appeal of Magistrate Judge Arpert's Order denying Nasdaq's Motion for Leave to Amend the Complaint, which sought to drop all of the patent infringement claims and effectively lifted the stay to pursue the trade secret claims.

In the normal course of its business, the Company is exposed to asserted and unasserted claims. In the opinion of management, these matters will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

Employees and Directors

The Parent has entered into employment agreements with certain employees. In addition to base salaries, the agreements provide for issuance of stock options, retention and, in part, incentive bonuses based on criteria established by the Board of Directors.

December 31, 2020 and 2019 (dollars in thousands, except per share amounts)

6. DEBT AND CAPITAL LEASE OBLIGATIONS

Lease Agreements

The Parent enters into capital leases with various vendors for the purposes of financing the purchase of hardware and software necessary to build and maintain the technology infrastructure of the exchange platforms along with office related equipment. Allocated obligations under all capital leases at December 31, 2020 and 2019 were $565 and $1,390, respectively. The accumulated amortization for all capital leases at December 31, 2020 and 2019 were $1,194 and $406, respectively.

Insurance Loans

From time to time, the Parent entered into financing arrangements to fund certain commercial insurance policies. The allocated loan obligations of the Company at December 31, 2020 and 2019 were $0 and $112, respectively.

Future minimum lease payments under these obligations at December 31, 2020 are:

Years Ending December 31,		
2021	$	510
2022		66
2023		14
2024		3
Total future payments		593
Less interest		28
Net capital lease liability	$	565

7. EQUITY

Emerald is a single member limited liability company and has issued 100 membership units constituting 100% membership interest in the Company to MIH who is the Company's sole member. Emerald has not made any distributions for the period from January 30, 2018 (inception) through December 31, 2020.

8. EMPLOYEE BENEFIT PLAN

The Parent sponsors a voluntary defined contribution 401(k) plan, which covers substantially all of the Company's employees. Neither the Parent nor the Company contributed to the 401(k) plan.

December 31, 2020 and 2019 (dollars in thousands, except per share amounts)

9. DIRECTORS FEES

The Board of Directors of the Company approved the compensation amounts to be paid to Independent Directors and Committee Members of the Company for the period beginning July 1, 2018 until such time as the Board determines it is in the best interests of the Company to adopt new compensation terms (the "Director & Committee Fee Compensation"). Independent Directors and Committee Members of the Company are compensated as follows:

Independent Directors and Committee Members of Emerald who also serve in the same capacity for another MIH Self-Regulatory Organization ("SRO") subsidiary each shall receive a rate of one-half of such compensation paid by the Company SRO subsidiary for the year, pro rata. Independent Directors serving in a sole capacity for Emerald, each receive $50 for the year, pro rata. Committee Members each receive varying amounts, pro rata, depending on which committee(s) such Committee Member is appointed. The Director & Committee Fee Compensation is payable pursuant to the following two options: (i) a maximum of 50% cash payable quarterly and the balance in stock options to purchase Nonvoting Common Stock of the Company under the 2013 Stock Option and Incentive Plan for Non-Employee Directors, Committee Members and Members of the Board of Advisors (the "2013 Stock Option and Incentive Plan"), valued at the grant date, generally vesting quarterly and having a term of 10 years; or (ii) taking 100% of the Director & Committee Fee Compensation in Nonvoting Common Stock options under the 2013 Stock Option and Incentive Plan, valued at the grant date and generally vesting quarterly.

The number of options to be granted to Independent Directors is based the Director & Committee Fee Compensation divided by the value of each option under a theoretical valuation, and the exercise price applicable to each option is the fair market value ("FMV") at the time of the grant.

Additionally, an Independent Director (not a Committee Member) serving in a sole capacity for the Company receives $20 in value of Nonvoting Common Stock options and an Independent Director (not a Committee Member) who also serves in the same capacity for another Company SRO subsidiary shall receive $10 in value of Nonvoting Common Stock option paid by the Company SRO subsidiary under the 2013 Stock Option and Incentive Plan annually, commencing in the calendar year following his/her first year of board service, vesting quarterly and having a term of 10 years. The same theoretical valuation discussed above would be used to determine how many options would be granted to the Independent Director annually.

Additionally, a new Independent Director only (not a Committee Member) serving in a sole capacity for the Company, upon first appointment to the Board of Directors or the board of a subsidiary of the Company, will receive a grant of 50,000 Nonvoting Common Stock options under 2013 Stock Option and Incentive Plan that will fully vest after 9 months of service as a director to the Company with the exercise price being FMV on the grant date and having a term of 10 years.

10. RISKS AND UNCERTAINTIES DUE TO COVID-19

On March 11, 2020, the World Health Organization officially declared the outbreak of COVID-19 a global pandemic. Management is closely monitoring the evolution of this pandemic, including how it may affect the economy and the general population. COVID-19 has caused disruption to businesses and economic activity, which has been reflected in recent fluctuations in global and local stock markets. Given the inherent uncertainties, it is not practicable at this time to fully determine the impact of COVID-19 on future financial and operational performance of the Company.

An initial assessment of the financial statement items that have potential to be impacted include transaction fees, trading membership fees, other income and the collectability of accounts receivables. This could in turn impact the Company's solvency position. The quantitative impact cannot be reasonably estimated at this time however this could potentially be significant. The Company is monitoring developments relating to COVID-19 and is coordinating its operational response based on existing business continuity plans and on guidance from global health organizations, relevant governments, and general pandemic response best practices.

11. SUBSEQUENT EVENTS

The Company has evaluated the possibility of subsequent events existing in the Company's financial statements through June 21, 2021, the date the financial statements were available to be issued. The Company has determined that there are no material events that would require disclosure in the Company's financial statements.

Miami International Technologies, LLC

Financial Statements
December 31, 2020

(Unaudited)

MIAMI INTERNATIONAL TECHNOLOGIES, LLC
BALANCE SHEET
(UNAUDITED, DOLLARS IN THOUSANDS)

		December 31, 2020
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$	108
Accounts receivable		75
Prepaid and other current assets		3
Total current assets		186
Fixed assets, net of depreciation and amortization		125
Other assets		1
Total assets	$	312
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable and other liabilities	$	31
Accrued compensation payable		352
Current debt		1
Total current liabilities		384
Long term debt		3
Due to Miami International Holdings, Inc.		12,219
Total liabilities		12,606
DEFICIT IN MEMBER'S EQUITY		
Accumulated losses		(12,294)
Total member's deficit		(12,294)
Total liabilities and deficit in member's equity	$	312

MIAMI INTERNATIONAL TECHNOLOGIES, LLC
STATEMENT OF OPERATIONS
(UNAUDITED, DOLLARS IN THOUSANDS)

	Year Ended December 31, 2020
REVENUES	
Other revenue	$ 377
Total revenues	377
OPERATING EXPENSES	
Employee compensation and benefits	1,112
Information technology and communication costs	4
Depreciation and amortization	26
Occupancy costs	28
Professional services	22
Financial and banking consulting services	106
Share based compensation to third parties	9
Other	20
Total operating expenses	1,327
OPERATING LOSS	(950)
NET LOSS	$ (950)

MIAX Futures, LLC

Financial Statements
December 31, 2020

(Unaudited)

MIAX FUTURES, LLC
BALANCE SHEET
(UNAUDITED, DOLLARS IN THOUSANDS)

	December 31, 2020
ASSETS	
CURRENT ASSETS	
Prepaid and other current assets	$ 16
Total current assets	16
Fixed assets, net of depreciation and amortization	1,300
Other assets	1,004
Total assets	$ 2,320
LIABILITIES AND MEMBERS' EQUITY	
CURRENT LIABILITIES	
Accounts payable and other liabilities	$ 177
Accrued compensation payable	1,270
Total current liabilities	1,447
Due to Miami International Holdings, Inc.	6,389
Total liabilities	7,836
DEFICIT IN MEMBER'S EQUITY	
Accumulated losses	(5,516)
Total member's deficit	(5,516)
Total liabilities and deficit in member's equity	$ 2,320

MIAX FUTURES, LLC
STATEMENT OF OPERATIONS
(UNAUDITED, DOLLARS IN THOUSANDS)

	Year Ended December 31, 2020
OPERATING EXPENSES	
Employee compensation and benefits	$ 3,923
Information technology and communication costs	61
Depreciation and amortization	277
Occupancy costs	55
Professional services	677
Financial and banking consulting services	200
Share based compensation to third parties	10
Other	313
Total operating expenses	5,516
OPERATING LOSS	(5,516)
NET LOSS	$ (5,516)

THE BERMUDA STOCK EXCHANGE

Financial Statements
(Unaudited)

Year ended December 31, 2020

THE BERMUDA STOCK EXCHANGE

Statement of Operations and Deficit

Year ended December 31, 2020
(Unaudited, Expressed in Bermuda Dollars)

	2020	2019
Current assets		
Cash and cash equivalents	$ 1,779,122	$ 653,353
Term deposit	789,297	1,527,459
Accounts receivable	202,569	166,529
Prepaid expenses	104,532	105,566
Total current assets	2,875,520	2,452,907
Property, plant and equipment	11,075	17,974
Total assets	$ 2,886,595	$ 2,470,881
Liabilities and equity		
Current liabilities		
Deferred income	$ 763,422	$ 663,389
Accounts payable and accrued liabilities	219,891	193,429
Total current liabilities	983,313	856,818
Equity		
Share capital	1,355,034	1,355,034
Contributed surplus	2,626,290	2,434,432
Deficit	(2,078,042)	(2,175,403)
Total equity	1,903,282	1,614,063
Total liabilities and equity	$ 2,886,595	$ 2,470,881

THE BERMUDA STOCK EXCHANGE

Statement of Operations and Deficit

Year ended December 31, 2020
(Unaudited, Expressed in Bermuda Dollars)

	2020	2019
Revenue		
Listing fees	$ 1,643,558	$ 1,621,226
Transaction fees	332,438	373,532
Trading membership fees	135,438	149,500
Other income	59,906	66,850
Total revenue	2,171,340	2,211,108
Expenses		
Personnel and professional fees	1,583,862	1,376,303
Communications	213,878	210,830
Administration	173,471	168,825
Marketing	52,576	177,244
Insurance	34,547	34,393
Bank charges	8,746	8,679
Depreciation of property, plant and equipment	6,899	13,322
Total expenses	2,073,979	1,989,596
Net income	97,361	221,512
Deficit, beginning of year	(2,175,403)	(2,396,915)
Deficit, end of year	$ (2,078,042)	$ (2,175,403)

M 402 Holdings, LLC

Financial Statements
December 31, 2020

(Unaudited)

M 402 HOLDINGS, LLC
BALANCE SHEET
(UNAUDITED, DOLLARS IN THOUSANDS)

	December 31, 2020
ASSETS	
Investments in subsidiaries	$ 121,320
Total assets	$ 121,320
MEMBERS' EQUITY	
Contributions from parent	121,320
Total members' equity	121,320
Total liabilities and member's equity	$ 121,320

Minneapolis Grain Exchange, LLC

Financial Statements
December 31, 2020

(Unaudited)

MINNEAPOLIS GRAIN EXCHANGE, LLC
CONSOLIDATED BALANCE SHEET
(UNAUDITED, DOLLARS IN THOUSANDS)

		December 31, 2020
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$	7,511
Accounts receivable		588
Restricted cash		5,000
Prepaid and other current assets		420
Margin and security deposits		73,852
Total current assets		87,371
Fixed assets, net of depreciation and amortization		17,890
Deferred tax liability		1,214
Other assets		662
Total assets	$	107,137
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable and other liabilities	$	824
Accrued compensation payable		1,668
Margin and security deposits		73,852
Total current liabilities		76,344
Total liabilities		76,344
MEMBERS' EQUITY		
Total members' equity		30,793
Total liabilities and members' equity	$	107,137

MINNEAPOLIS GRAIN EXCHANGE, LLC
CONSOLIDATED STATEMENT OF OPERATIONS
(UNAUDITED, DOLLARS IN THOUSANDS)

	For the period December 4, 2020 to December 31, 2020
REVENUES	
Transaction fees	$ 446
Access fees	1
Market data fees	173
Other revenue	313
Total revenues	933
OPERATING EXPENSES	
Employee compensation and benefits	332
Information technology and communication costs	89
Depreciation and amortization	144
Occupancy costs	127
Professional services	108
Regulatory services fees	2
Financial and banking consulting services	3
Trading operations costs	20
Directors' fees	19
Other	66
Total operating expenses	910
OPERATING INCOME	23
NET INCOME	$ 23

M 44 Holdings, LLC

Financial Statements
December 31, 2020

(Unaudited)

M 44 Holdings, LLC
STATEMENT OF OPERATIONS
(UNAUDITED, DOLLARS IN THOUSANDS)

	Year Ended December 31,
	2020
OTHER INCOME	
Investment gain	$ 89
NET INCOME	$ 89

EXHIBIT I

Exhibit Request:

For the latest fiscal year of the applicant, audited financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant. If an applicant has no consolidated subsidiaries, it shall file audited financial statements under Exhibit I alone and need not file a separate unaudited financial statement for the applicant under Exhibit D.

Response:

Audited unconsolidated financial statements for Miami International Securities Exchange, LLC as of December 31, 2020 are attached. Miami International Securities Exchange, LLC has no consolidated subsidiaries.

Financial Statements and Report of
Independent Certified Public Accountants

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

December 31, 2020 and 2019

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

TABLE OF CONTENTS

Grant Thornton

GRANT THORNTON LLP
757 Third Avenue, 9th Floor
New York, NY 10017-2013

D +1 212 599 0100
F +1 212 370 4520

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Miami International Securities Exchange, LLC

We have audited the accompanying financial statements of Miami International Securities Exchange, LLC (a Delaware limited liability company), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations and member's deficit, and cash flows for the years then ended, and the related notes to the financial statements.

Management's responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Grant Thornton

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Miami International Securities Exchange, LLC as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, New York
June 21, 2021

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC
Balance Sheets
December 31, 2020 and 2019 (dollars in thousands)

	2020	2019
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 13,510	$ 6,972
Accounts receivable	7,543	5,268
Marketing fees receivable	3,589	1,913
Prepaid and other current assets	1,016	1,218
Total current assets	25,658	15,371
Fixed assets, net of depreciation and amortization	3,704	3,843
Internally developed software, net of amortization	5,883	7,641
Other assets	1,036	1,078
Total assets	$ 36,281	$ 27,933
LIABILITIES AND MEMBER'S EQUITY		
CURRENT LIABILITIES		
Accounts payable and other liabilities	$ 1,871	$ 1,797
Marketing fees payable	4,728	1,938
Accrued compensation payable	2,866	1,734
Current debt	508	1,092
Total current liabilities	9,973	6,561
Due to Miami International Holdings, Inc.	201,034	227,191
Long term debt	236	704
Total liabilities	211,243	234,456
Commitments and Contingencies (Note 5)		
DEFICIT IN MEMBER'S EQUITY		
Accumulated losses	(174,962)	(206,523)
Total member's deficit	(174,962)	(206,523)
Total liabilities and deficit in member's equity	$ 36,281	$ 27,933

The accompanying notes are an integral part of these financial statements. See Note 2 for details of certain immaterial adjustments made to previously reported results for the year ended December 31, 2019.

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC
Statements of Operations and Member's Deficit
December 31, 2020 and 2019 (dollars in thousands)

	Years Ended December 31,	
	2020	**2019**
REVENUES		
Transaction fees	$ 69,982	$ 42,533
Access fees	15,805	15,380
Regulatory fees	26,714	15,246
Market data fees	5,117	4,147
Other revenue	239	26
Total revenues	117,857	77,332
COST OF REVENUES		
Transaction rebates	(42,569)	(22,666)
Equity rights programs (including non-cash compensation of $5,878 and $4,225 for year ending December 31, 2020 and 2019, respectively)	(5,878)	(4,225)
NET REVENUES	69,410	50,441
OPERATING EXPENSES INCURRED DIRECTLY OR ALLOCATED FROM PARENT		
Employee compensation and benefits	10,906	9,291
Information technology and communication costs	2,996	3,114
Depreciation and amortization	5,035	5,272
Occupancy costs	522	686
Professional services	232	1,367
Regulatory services fees	1,189	1,144
Financial and banking consulting services	405	284
Trading operations costs	13,694	5,885
Share based compensation to third parties	95	336
Directors' fees	1,697	1,273
Other	1,007	1,411
Total operating expenses	37,778	30,063
OPERATING PROFIT	31,632	20,378
Interest expense, net	(71)	(103)
NET PROFIT	31,561	20,275
Member's deficit at beginning of year	(206,523)	(226,798)
Member's deficit at end of year	$ (174,962)	$ (206,523)

The accompanying notes are an integral part of these financial statements. See Note 2 for details of certain immaterial adjustments made to previously reported results for the year ended December 31, 2019.

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC
Statements of Cash Flows
December 31, 2020 and 2019 (dollars in thousands)

	Years Ended December 31,	
	2020	**2019**
CASH FLOWS FROM OPERATING ACTIVITIES		
Net profit	$ 31,561	$ 20,275
Depreciation and amortization	5,035	5,272
Adjustments to reconcile net loss to net cash provided by (used in) operating activities		
Changes in operating assets and liabilities		
Accounts receivable	(2,275)	1,056
Marketing fees receivable	(1,677)	324
Prepaid and other current assets	205	(49)
Other assets	37	45
Accounts payable and other liabilities	74	(596)
Marketing fees payable	2,790	(333)
Accrued compensation payable	1,133	(209)
Net cash provided by operating activities	36,883	25,785
CASH FLOWS FROM INVESTING ACTIVITIES		
Capital expenditures	(3,088)	(2,821)
Net cash used in investing activities	(3,088)	(2,821)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from debt	-	141
Repayments of term debt	(1,100)	(965)
Due to Miami International Holdings, Inc.	(26,157)	(16,134)
Net cash used in financing activities	(27,257)	(16,958)
Increase in cash and cash equivalents	6,538	6,006
Cash and cash equivalents at beginning of year	6,972	966
Cash and cash equivalents at end of year	$ 13,510	$ 6,972
Cash paid during the year for interest	$ 130	$ 168
Non-cash investing activities		
Assets acquired under capital leases	$ 49	$ 1,366
Non-cash amount related to capitalized internally developed software	106	108
Total non-cash investing activities	$ 155	$ 1,474

The accompanying notes are an integral part of these financial statements. See Note 2 for details of certain immaterial adjustments made to previously reported results for the year ended December 31, 2019.

December 31, 2020 and 2019 (dollars in thousands, except per share amounts)

1. ORGANIZATION AND OPERATIONS

Miami International Securities Exchange, LLC ("MIAX" or the "Company") was formed in the State of Delaware on September 10, 2007 and is a wholly-owned subsidiary of Miami International Holdings, Inc. (the "Parent" or "MIH"), and an affiliate of MIH subsidiaries including MIAX PEARL, LLC ("PEARL"), MIAX Emerald, LLC ("Emerald"), Miami International Technologies, LLC ("MIAX Technologies"), and MIAX Futures, LLC ("MIAX Futures"). MIAX provides a marketplace for the trading of options products for its members.

In November 2012, the Company completed the development of its initial trading systems in anticipation of an early December launch. On December 3, 2012, MIAX received an Approval Order from The United States Securities and Exchange Commission ("SEC") of its application for registration as a National Securities Exchange and began trading equity options on December 7, 2012.

Due to the fact that the Company has incurred a cumulative loss of $174,962 from February 27, 2008 (date of inception) to December 31, 2020, substantial doubt was raised in the past about the Company's ability to continue as a going concern. To ensure that the Company can adequately fund its operations, the Parent has executed a funding agreement with the Company which provide for seed capital and guarantees ongoing financial support.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

The Company has considered the impact of COVID-19 on the assumptions and estimates used in evaluating our assets and liabilities. We determined that there were no material adverse impacts on our results of operations and financial position for the year ended December 31, 2020. In addition, there were no material impairment charges recorded for the year ended December 31, 2020. These estimates may change as new events occur and additional information is obtained.

Cash and Cash Equivalents

All highly liquid investments purchased with an original maturity of three months or less are considered cash equivalents.

The Company periodically maintains cash balances at financial institutions in excess of the $250 Federal Deposit Insurance Corporation insurance limit. The Company's cash and cash equivalents are short-term in nature and carrying amount approximates fair value.

It is the Company's policy to monitor the credit standing of the financial institutions with which it conducts business.

Prepaid Expenses

Prepaid expenses primarily consist of prepaid software maintenance fees and insurance which are amortized over the respective periods.

Accounts Receivable

Accounts receivable consists primarily of transaction, access, market data and regulatory fees receivable from customers. Accounts receivable are primarily collected through the Options Clearing Corporation, and are with large, highly-rated clearing firms; therefore concentrations of credit risk are limited. The Company has no financing related receivables.

Fixed Assets

Fixed assets are recorded at cost. Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets ranging from three to five years. Fixed assets acquired under capital leases are depreciated over the life of the lease. Leasehold improvements are amortized over the estimated useful lives of the improvements or the remaining terms of the leases, whichever is less. Any gain or loss on the retirement of assets is recognized currently.

Depreciable assets are only evaluated for impairment upon a significant change in the operating or macroeconomic environment. In these circumstances, if an evaluation of the undiscounted cash flows indicates impairment, the asset is written down to its estimated fair value, which is based on discounted future cash flows. Useful lives are periodically evaluated to determine whether events or circumstances have occurred that indicate the need for revision.

Computer Software Developed or Obtained for Internal Use

The Company follows the provisions of ASC 350, Intangibles - Goodwill and Other ("ASC 350"). The Company capitalizes costs of internally developed software incurred during the application development stage, which includes design, coding, installation and testing activities. The Company amortizes these costs over the estimated useful life.

Impairment of Long-Lived Assets and Finite-Lived Intangible Assets

We review our fixed assets and finite-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. When these indicator exists, we estimate undiscounted net future cash flows over the remaining life of such assets. If the total of the estimated cash flows is less that the carrying amount, an impairment would exist, which is measured based upon the difference between the carrying amount and the fair value of the assets.

Other Assets

Other assets are comprised of the cost of various trade memberships and deferred charges.

Due to Miami International Holdings, Inc.

The majority of all Company expenditures to date have been funded by the Parent. The Due to MIH balance represents the combination of allocated costs from current and prior years as well as the liability for allocated net assets.

Management has determined that substantially all costs, other than direct financing and other financing related costs, for the build out of a marketplace for the trading of options, are primarily attributable to the Company, PEARL and Emerald. The Company's allocated portion of costs is included in the accompanying statements of

December 31, 2020 and 2019 (dollars in thousands, except per share amounts)

operations and member's deficit. While equipment leasing costs are allocated to MIAX, PEARL and Emerald all other financing and capital raising costs are not allocated to the subsidiaries and are reflected solely in the Parent company financial statements. The Company considers changes in Due to MIH to be financing activity for purposes of the statements of cash flows.

Subsequent to the issuance of the 2019 financial statements, the Company's management determined that there was an immaterial error with respect to certain non-cash employee compensation and benefits expense allocated by the Parent to the Company. Specifically, this non-cash expense related to restricted stock awards granted in 2018 with a vesting condition contingent upon a deemed liquidity event. Accordingly, the prior period amounts within the financial statements and corresponding footnotes have been revised to reflect the correct balances. The adjustment has no impact to "Total liabilities and deficit in member's equity" on the Balance Sheets as of December 31, 2019 or "Net cash provided by operating activities" on the Statements of Cash Flows for the year ended December 31, 2019.

The effects of the correction on the Company's financial statements as of and for the years ended December 31, 2019 is as follows:

	Year Ended December 31, 2019		
	As Previously Reported	Correction	As Corrected
STATEMENTS OF OPERATIONS			
Employee compensation and benefits	$ 9,815	$ (524)	$ 9,291
Total operating expenses	30,587	(524)	30,063
NET PROFIT	$ 19,751	$ 524	$ 20,275

	December 31, 2019		
	As Previously Reported	Correction*	As Corrected
BALANCE SHEETS			
Due to Miami International Holdings, Inc.	$ 227,945	$ (754)	$ 227,191
Total liabilities	235,210	(754)	234,456
Accumulated losses	(207,277)	754	(206,523)
Total member's deficit	$ (207,277)	$ 754	$ (206,523)

* Includes adjustment to the opening balance sheet as of January 1, 2019

Marketing Fees

The Company facilitates the collection of marketing fees charged to market makers on certain customer trades executed at MIAX. These funds are accumulated in pools that are disbursed by the Company to order flow providers in accordance with instructions received from the market makers who are responsible for the pools. The Company reflects the assessments and payments on a net basis, with no impact on revenues or expenses. As of December 31, 2020 and 2019, amounts assessed by the Company on behalf of others are included in current assets and payments due to others included in current liabilities.

Revenue Recognition

The Company generates revenues by assessing fees to its member firms for the services it renders, which include providing access to its exchange, enabling transaction-based trading on its exchange, and providing access to various market data.

The Company determines revenue recognition through the following steps:

- Identification of the contract or contracts with a customer
- Identification of the performance obligation(s) in the contract
- Determination of the transaction price
- Allocation of the transaction price to the performance obligation(s) in the contract
- Recognition of revenue when, or as, a performance obligation is satisfied

Revenue for the Company's services is recognized as control of the services is transferred to the customer. The amount recognized is the amount that reflects the consideration the Company expects to be entitled to in exchange for its services.

The Company determines the transaction price at the outset of the arrangement based on the contractual and payment terms associated with the transaction. The typical term for the Company's contracts with customers ranges from the time it takes to complete a single transaction to one month, depending on the service being provided. Customers are usually billed each month in arrears with standard payment terms, though the Company does occasionally bill customers in advance. Fees associated with each contract are fixed within the month in which the service is provided. The Company assesses collectability of the fee based on a number of factors such as collection history and creditworthiness of the customer.

The Company assesses the services promised in the contracts with customers and identifies a performance obligation for each promise to transfer to the customer a service that is distinct—i.e., if such service is separately identifiable and if a customer can benefit from it on its own or with other resources that are readily available to the customer.

Transaction-based services: Transaction-based services represent the customer's right to be matched on the exchange with a corresponding buyer or seller and to have the transaction executed. Fees are a function of three variables: (1) exchange fee rates; (2) overall industry trading volume; and (3) market share achieved by the exchange platform. Transaction-based fees are assessed on a per contract basis and are considered earned upon the execution of a trade and are recognized on a trade date basis. Transaction fees are recorded net of applicable volume discounts. Rebates paid for certain customer transactions are accounted for as consideration payable to a customer and are recorded separately as transaction-based expenses, which reduce revenue. In the event that a member firm prepays for transaction fees, revenue is recognized as transaction fees are incurred.

Transaction-based services also result in regulatory fees. Regulatory fees include the options regulatory fee ("ORF") and Section 31 fees. ORF is in place to fund the Company's regulatory oversight function of the exchange marketplace and is generated based on the number of customer contracts and cannot be used for non-regulatory purposes. Section 31 fees are transaction fees charged by the SEC to the exchange. The fees charged to customers are based on the fee set by the SEC per notional value of transactions executed on the Company's securities market. These fees are calculated and billed monthly.

December 31, 2020 and 2019 (dollars in thousands, except per share amounts)

Exchange access services: Exchange access services include allowing the customer to connect its network to the Company's exchange for a specified period of time. Fees for these services are assessed to exchange members for the opportunity to trade and use other related functions of the exchange. Access fees are recognized during the period the service is provided which is generally one month.

Market data access services: Market data access services include making market data available to customers either through direct subscriptions or through the Company's participation in the Options Price Reporting Authority plan ("OPRA"). Market data revenue includes distributions from OPRA, which is distributed based upon each individual exchange's market share of U.S. trades. Market data revenue also includes market data revenue earned from the sale of proprietary market data directly to the customer on a subscription basis. Market data revenue is recognized in the period the data is provided.

Consideration payable to a customer: As discussed in the *Transaction-based services* section above, certain transaction rebates are accounted for as consideration payable to a customer and reduce revenue in the period in which the rebate is earned by the customer and the rebate is provided. Additionally, the Parent makes certain share-based payments to customers as part of the Company's Equity Rights Programs detailed in Note 7. The expense associated with these share-based payments, equal to the fair value of the shares vested during the period, are allocated by the Parent to the Company and are reflected in cost of revenues in the Statement of Operations and Member's Deficit.

Income Taxes

MIAX is a single member limited liability company and was structured as a disregarded entity for U.S. federal, state and local income tax purposes. Accordingly, no provision for income taxes is made in MIAX's financial statements.

Reclassifications

Certain prior year amounts have been reclassified for consistency with the current year presentation.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU 2014-09, *Revenue from Contracts with Customers (Topic 606)*, which supersedes existing revenue recognition guidance under U.S. GAAP. The standard's core principle is that a company will recognize revenue, when it transfers promised goods or services to customers, in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The standard defines a five-step process to achieve this principle. This ASU also requires additional disclosure about the nature, amount, timing, and uncertainty of revenue and cash flows arising from customer contracts. The Company adopted Topic 606 on January 1, 2020, as allowed under ASU 2020-05, using the full retrospective method of transition. Under the full retrospective method, Topic 606 was applied to each prior reporting period presented. The Company did not restate prior periods presented because the adoption of Topic 606 did not have a material impact on previously reported amounts. See discussion of adoption of ASU 2018-07 and ASU 2019-08 for other adoption impacts related to Topic 606.

In June 2018, the FASB issued ASU 2018-07, *Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting*, which expands the scope of Topic 718 to include share-based payment transactions related to acquiring goods and services from nonemployees. ASU 2018-07 simplifies the accounting for such share-based payments by largely aligning it with the accounting for share-based payments to employees. ASU 2018-07 also amended Topic 606 and Topic 718 to require that share-based payments awards granted to a customer in conjunction with selling goods or services be accounted for under

December 31, 2020 and 2019 (dollars in thousands, except per share amounts)

Topic 606 as consideration payable to a customer, which could result in the share-based payments being treated as an expense or a reduction of revenue, similar to other sales incentives (e.g., coupons or rebates). While Topic 606 provides guidance on presentation (i.e., reduction of revenue or expense), it does not provide guidance on measuring share-based payment awards treated as a reduction of revenue or on the balance sheet classification (e.g., liability or equity) of such awards on the balance sheet.

In November 2019, the FASB issued ASU 2019-08, Compensation—Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606): Codification Improvements—Share-Based Consideration Payable to a Customer. ASU 2019-08 requires that an entity measure and classify share-based payment awards granted in conjunction with the sale of goods and services to a customer that are not in exchange for a distinct good or service by applying the guidance in Topic 718. As a result, the amount recorded as a reduction in revenue would be measured based on the grant-date fair value of the share-based payment.

The Company adopted both ASU 2018-07 and ASU 2019-08 on January 1, 2020, using the required modified retrospective transaction approach. For ASU 2018-07, the Company assessed the cumulative-effect adjustment to retained earnings as of the beginning of the fiscal year of adoption for all liability-classified nonemployee awards that had not been settled as of the adoption date, and equity-classified nonemployee awards for which a measurement date had not been established. The cumulative effect of the change resulting from the adoption of ASU 2018-07 and ASU 2019-08 did not have a material impact on the Company's financial statements or related disclosures.

In February 2016, the FASB issued ASU 2016-02, which describes the principles for the recognition, measurement, presentation and disclosure of leases for both parties of the contract (both lessees and lessors). The new standard requires classifying leases as either finance or operating leases and will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease, respectively. Regardless of the classification, a lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months. This guidance is effective for reporting periods beginning after December 15, 2021, however early adoption is permitted. Entities are required to use a modified retrospective approach for leases that exist or are entered into after the beginning of the earliest comparative period in the financial statements. The Company is currently evaluating the impact that ASU 2016-02 will have on its financial statements.

December 31, 2020 and 2019 (dollars in thousands, except per share amounts)

3. FIXED ASSETS

The Company's allocation of fixed assets is comprised of the following:

	December 31,	
	2020	**2019**
Furniture and equipment	$ 33,932	$ 32,315
Software	1,492	1,400
Leasehold improvements	1,063	918
	36,487	34,633
Less - accumulated depreciation and amortization	32,979	31,204
	3,508	3,429
Capitalized internally developed software in-progress	196	414
	$ 3,704	$ 3,843

Depreciation expense for the years ended December 31, 2020 and 2019 was $1,841 and $1,608, respectively. Substantially all of the assets are pledged as described in Note 6.

4. INTERNALLY DEVELOPED SOFTWARE

The Company capitalized $5,883 and $7,641 of development costs, net of amortization as of December 31, 2020 and 2019, respectively. Amortization expense of $3,194 and $3,664 was recorded in 2020 and 2019, respectively.

Future amortization of internally developed software is as follows:

Years Ending December 31,	
2021	$ 2,708
2022	1,601
2023	1,000
2024	414
2025	160
	$ 5,883

December 31, 2020 and 2019 (dollars in thousands, except per share amounts)

5. COMMITMENTS AND CONTINGENCIES

Claims and Litigation

On September 1, 2017, Nasdaq, Inc., Nasdaq ISE, LLC and FTEN, INC. (collectively, "Nasdaq") filed an action (Civil Action No. 3:17-CV-06664) against Miami International Holdings, Inc., Miami International Securities Exchange, LLC, MIAX PEARL, LLC and Miami International Technologies, LLC (collectively, "MIAX") in the U.S. District Court for the District of New Jersey. The Complaint alleges patent infringement and trade secret misappropriation relating to Nasdaq's electronic trading technology and platforms. Between March 23, 2018 and April 2, 2018, MIAX filed six (6) petitions for Covered Business Method Review ("CBMR") before the Patent Trial and Appeal Board ("PTAB") at the United States Patent and Trademark Office ("USPTO") seeking a determination that the subject patent is invalid under the current law. All claims asserted by Nasdaq against MIAX under the six patents at issue were invalided by the PTAB during the time period October 1, 2019 to November 13, 2019 (the "MIAX-Nasdaq PTAB Decisions").

On October 31, 2019, in a case unrelated to the Nasdaq – MIAX case, the U.S. Court of Appeals for the Federal Circuit issued a decision in *Arthrex v. Smith & Nephew,* 2019 WL 5616010, which held that the statutory scheme of appointing PTAB Administrative Patent Judges violates the Appointments Clause of the United States Constitution. Additionally, from October 31, 2019 through December 13, 2019, Nasdaq requested a rehearing of each of the MIAX-Nasdaq PTAB Decisions based on *Arthrex*. No decision on such rehearing requests have been issued as of the date hereof by the PTAB. On May 7, 2020, the PTAB issued a General Order (the "May 7, 2020 General Order") that, among other matters, the six patent matters in the MIAX-Nasdaq PTAB Decisions be held in abeyance pending resolution of certiorari petitions in *Arthrex*. On October 13, 2020, the U.S Supreme Court agreed to review the *Arthrex* case. It is expected that the PTAB will hold pending cases until the Supreme Court's decision. On September 23, 2020, the District Court held oral argument on Nasdaq's February 7, 2020 Motion to Amend. On September 30, 2020, Magistrate Judge Arpert denied Nasdaq's Motion to Amend. Nasdaq appealed this decision on October 14, 2020. On March 11, 2021, the District Court denied Nasdaq's appeal of Magistrate Judge Arpert's Order denying Nasdaq's Motion for Leave to Amend the Complaint, which sought to drop all of the patent infringement claims and effectively lifted the stay to pursue the trade secret claims.

In the normal course of its business, the Company is exposed to asserted and unasserted claims. In the opinion of management, these matters will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

Employees and Directors

The Parent has entered into employment agreements with certain employees. In addition to base salaries, the agreements provide for issuance of stock options, retention and, in part, incentive bonuses based on criteria established by the Board of Directors.

6. DEBT OBLIGATIONS

Lease Agreements

The Parent enters into capital leases with various vendors for the purposes of financing the purchase of hardware and software necessary to build and maintain the technology infrastructure of the exchange platforms along with office related equipment. Allocated obligations under all capital leases at December 31, 2020 and 2019 were

December 31, 2020 and 2019 (dollars in thousands, except per share amounts)

$744 and $1,655, respectively. The accumulated amortization for all capital leases at December 31, 2020 and 2019 were $24,208 and $23,364, respectively.

Insurance Loans

From time to time, the Parent entered into a financing arrangement to fund certain commercial insurance policies. The allocated loan obligations of the Company at December 31, 2020 and 2019 were $0 and $141, respectively.

Future minimum lease payments under these obligations at December 31, 2020 are:

Years Ending December 31,		
2021	$	563
2022		225
2023		14
2024		3
Total future payments		805
Less interest		61
Net capital lease liability	$	744

7. EQUITY

MIAX is a single member limited liability company and has issued 100 membership units constituting 100% membership interest in the Company to MIH who is the Company's sole member. MIAX has not made any distributions for the period from February 27, 2008 (inception) through December 31, 2020.

Equity Rights Offering I

As approved by the Board of Directors on September 27, 2013, the Parent authorized the issuance and sale of up to ten A-Units and up to ten B-Units to the members of the MIAX Options Exchange, with such Units having the terms set forth below ("Offering").

Each A-Unit consisted of (i) 101,695 shares (the "Shares") of common stock of the Parent, par value $0.001 per share and a purchase price of $5.00 per Share ("Common Stock") and (ii) common stock purchase warrants (the "A-Warrants") to purchase up to 2,182,639 shares of Common Stock.

Ten percent or 218,264 A-Warrants vested upon closing of the transaction and the remaining 1,964,375 A-Warrants vested over a 22.5 month period provided that the A-Unit Investor met the specific performance criteria set forth in the A-Warrant, which required that the A-Unit Investor trade an agreed-upon number of options contracts, subject to certain exceptions, on MIAX on a daily basis over a specified number of months.

Each B-Unit consisted of common stock purchase warrants (the "B-Warrants") to purchase 1,713,251 shares of Common Stock. In order to receive B-Warrants, an Investor participating in the B-Unit Offering had to prepay certain MIAX Exchange Fees in the amount of $500 per B-Unit as set forth on the MIAX Options Exchange Fee

December 31, 2020 and 2019 (dollars in thousands, except per share amounts)

Schedule ("MIAX Fees") for the 22-month period commencing October 1, 2013 and ending July 31, 2015 (the "Prepaid Fee Period").

The 1,713,521 B-Warrants vested commencing upon closing of the transaction up to a 22.5 month period provided that the B-Unit Investor met the specific performance criteria set forth in the B-Warrant, which required that the B-Unit Investor trade an agreed-upon number of options contracts, subject to certain exceptions, on MIAX on a daily basis over a specified number of months.

The A-Warrants and B-Warrants (together, the "Warrants") have an exercise period commencing upon vesting and expiring on the earlier of (i) August 31, 2020, or (ii) the two-year anniversary of a Qualified Public Offering (an initial public offering of Common Stock under the Securities Act, where the offering price, net of underwriting discounts and commissions, exceeds $250,000), or a merger of the Parent with and into an unaffiliated entity or corporation. In the event of a Qualified Public Offering, merger or other liquidating event, it will result in the immediate vesting of all unvested Warrants that remain eligible to vest with the A-Unit Investor and B-Unit Investor ("Investor(s)" or "Offering Participant(s)").

On September 30, 2013, the Company entered into strategic alliances with an Investor to acquire one A-Unit and five Investors to acquire eight B-Units. As a result of the two transactions, the Parent issued 101,695 shares of Common Stock to the A-Unit Investor described above for $508 and received $4,000 for prepaid MIAX fees from the B-Unit Investors described above.

In August 2020, all outstanding A-Warrants and B-Warrants were exercised.

Equity Rights Offering II

On January 30, 2015, the Company entered into a second Equity Rights offering with 7 strategic investors to acquire 18 D-Units for a total prepaid fee of $4,500. These D-Units were similar in structure to the B-Units described above with a few notable exceptions. Each D-unit consisted of common stock purchase warrants to purchase 1,353,518 shares of common stock of the Parent and required a prepaid fee of $250 instead of the $500 that was stipulated in the B-Unit deal. The term of the transaction was for the 29-month period commencing February 1, 2015 and ending June 30, 2017.

The basic terms of the second offering were similar to those of the first offering, including the warrant vesting features and the exercise periods.

Equity Rights Offering III

On June 30, 2017, the Company entered into a third Equity Rights offering with 8 strategic investors to acquire 20 H-Units for a total prepaid fee of $10,000. Each H-Unit consists of common stock purchase warrants to purchase 414,661 shares of common stock of the Parent and requires a prepaid fee of $500, similar to that of ERP I. The term of the transaction is the 42-month period commencing July 1, 2017 and ending December 31, 2020. The basic terms of the third offering are similar to the first two offerings with the respect to warrant vesting features and exercise periods.

For the years ended December 31, 2020 and 2019, the Parent recognized warrant expense of $5,878 and $4,225, respectively, representing the fair market value associated with vested warrants due to the Offering Participants meeting their performance criteria in the third Equity Rights offering. These expenses were allocated in their entirety to the Company and are included in cost of revenues in the Statement of Operations and Member's Deficit.

December 31, 2020 and 2019 (dollars in thousands, except per share amounts)

8. EMPLOYEE BENEFIT PLAN

The Parent sponsors a voluntary defined contribution 401(k) plan, which covers substantially all of the Company's employees. Neither the Parent nor the Company Contributed to the 401(k) plan in 2020 or 2019.

9. DIRECTORS FEES

In April 2013, the Board of Directors of the Company approved the compensation amounts to be paid to Independent Directors and Committee Members of the Company for the period beginning January 1, 2013 until such time as the Board determines it is in the best interests of the Company to adopt new compensation terms (the "Director & Committee Fee Compensation"). Independent Directors and Committee Members of the Company are compensated as follows:

Independent Directors each receive $50 for the year, pro rata. Committee Members each receive varying amounts, pro rata, depending on which committee(s) such Committee Member is appointed. The Director & Committee Fee Compensation is payable pursuant to the following two options: (i) a maximum of 50% cash payable quarterly and the balance in stock options to purchase Nonvoting Common Stock of the Company under the 2013 Stock Option and Incentive Plan for Non-Employee Directors, Committee Members and Members of the Board of Advisors (the "2013 Stock Option and Incentive Plan"), valued at the grant date, vesting quarterly and having a term of 10 years; or (ii) taking 100% of the Director & Committee Fee Compensation in Nonvoting Common Stock options under the 2013 Stock Option and Incentive Plan, valued at the grant date and vesting quarterly.

The number of options to be granted to Independent Directors is based the Director & Committee Fee Compensation divided by the value of each option under a theoretical valuation, and the exercise price applicable to each option is the fair market value ("FMV") at the time of the grant.

Additionally, an Independent Director (not a Committee Member) receives $20 in value of Nonvoting Common Stock options under the 2013 Stock Option and Incentive Plan annually, commencing in the calendar year following his/her first year of board service, vesting quarterly and having a term of 10 years. The same theoretical valuation discussed above would be used to determine how many options would be granted to the Independent Director annually.

Additionally, a new Independent Director only (not a Committee Member), upon first appointment to the Board of Directors or the board of a subsidiary of the Company, will receive a grant of 50,000 Nonvoting Common Stock options under 2013 Stock Option and Incentive Plan that will fully vest after 9 months of service as a director to the Company with the exercise price being FMV on the grant date and having a term of 10 years.

10. RISKS AND UNCERTAINTIES DUE TO COVID-19

On March 11, 2020, the World Health Organization officially declared the outbreak of COVID-19 a global pandemic. Management is closely monitoring the evolution of this pandemic, including how it may affect the economy and the general population. COVID-19 has caused disruption to businesses and economic activity, which has been reflected in recent fluctuations in global and local stock markets. Given the inherent uncertainties, it is not practicable at this time to fully determine the impact of COVID-19 on future financial and operational performance of the Company.

An initial assessment of the financial statement items that have potential to be impacted include transaction fees, trading membership fees, other income and the collectability of accounts receivables. This could in turn impact the Company's solvency position. The quantitative impact cannot be reasonably estimated at this time however this could potentially be significant. The Company is monitoring developments relating to COVID-19 and is coordinating its operational response based on existing business continuity plans and on guidance from global health organizations, relevant governments, and general pandemic response best practices.

11. SUBSEQUENT EVENTS

The Company has evaluated the possibility of subsequent events existing in the Company's financial statements through June 21, 2021, the date the financial statements were available to be issued. The Company has determined that there are no material events that would require disclosure in the Company's financial statements.

EXHIBIT K

Exhibit Request:

This Exhibit is applicable only to exchanges that have one or more owners, shareholders, or partners that are not also members of the exchange. If the exchange is a corporation, please provide a list of each shareholder that directly owns 5% or more of a class of a voting security of the applicant. If the exchange is a partnership, please provide a list of all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of the partnership's capital. For each of the persons listed in the Exhibit K, please provide the following:

1. **Full legal name;**

2. **Title or Status;**

3. **Date title or status was acquired;**

4. **Approximate ownership interest; and**

5. **Whether the person has control, a term that is defined in the instructions to this Form.**

Response:

Miami International Holdings, Inc. owns 100% of Miami International Securities Exchange, LLC. Miami International Holdings, Inc. exercises "control" over the Exchange, as that term is defined in the Form 1 instructions. Miami International Securities Exchange, LLC became a wholly-owned subsidiary of Miami International Holdings, Inc. on February 1, 2008.

EXHIBIT M

Exhibit Request:

Provide an alphabetical list of all members, subscribers or other users, including the following information:

1. **Name;**

2. **Date of election to membership or acceptance as a member, subscriber or other user;**

3. **Principal business address and telephone number;**

4. **If member, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner, officer, director, employee, etc.);**

5. **Describe the type of activities primarily engaged in by the member, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of participants, subscribers, or other users in each; and**

6. **The class of membership, participation or subscription or other access.**

Response:

Attached is a list of the members of the Exchange as of June 9, 2021, including the information set forth in items 1-6 above.

ABN AMRO CLEARING CHICAGO LLC

175 West Jackson Blvd., Ste. 2050
Chicago IL 60604
Tele #: (312) 604-8000

Approval Date: 3/7/2013
Membership Activities:
Clearance
International Tele #

SEC #: 8-34354
CRD #: 14020

AKUNA SECURITIES LLC

333 S. Wabash Avenue, Suite 2600
Chicago IL 60604
Tele #: (312) 994-4640

Approval Date: 4/17/2017
Membership Activities:
Registered Market Maker
International Tele #

SEC #: 8-68957
CRD #: 159041

AMS DERIVATIVES B.V.

Strawinskylaan 3095
Amsterdam, 1077ZX
Netherlands
Tele #:

Approval Date: 7/1/2019
Membership Activities:
Registered Market Maker
International Tele # +31 020 708 7000

SEC #: 8-69890
CRD #: 286507

APEX CLEARING CORPORATION

One Dallas Center
350 N. St. Paul, Suite 1300
Dallas TX 75201
Tele #: (214) 765-1100

Approval Date: 11/18/2015
Membership Activities:
Clearance
International Tele #

SEC #: 8-23522
CRD #: 13071

BARCLAYS CAPITAL INC.

745 Seventh Avenue
New York NY 10019
Tele #: (212) 526-7000

Approval Date: 12/7/2012
Membership Activities:
All Market Maker & Electronic Exchange Options Memberships
International Tele #

SEC #: 8-41342
CRD #: 19714

BMO CAPITAL MARKETS CORP.

151 W. 42nd Street, 9th Floor
New York NY 10036
Tele #: (212) 885-4000

Approval Date: 10/10/2014
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-34344
CRD #: 16686

BNP PARIBAS SECURITIES CORP.

787 Seventh Avenue
New York NY 10019
Tele #: (212) 841-2000

Approval Date: 4/21/2014
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-32682
CRD #: 15794

BOFA SECURITIES, INC.

One Bryant Park
New York NY 10036
Tele #: (646) 743-2734

Approval Date: 11/1/2018
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-69787
CRD #: 283942

CITADEL SECURITIES LLC

131 South Dearborn Street - 32nd Floor
Chicago IL 60603
Tele #: (312) 395-2100

Approval Date: 12/7/2012
Membership Activities:
Primary Lead, Lead, Registered Market Maker & Order Entry
International Tele #

SEC #: 8-53574
CRD #: 116797

CITIGROUP GLOBAL MARKETS INC.

Tower Building
388 Greenwich Street
New York NY 10013
Tele #: (212) 816-6000

Approval Date: 5/1/2019
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-8177
CRD #: 7059

CREDIT SUISSE SECURITIES (USA) LLC

11 Madison Avenue - 24th Floor
New York NY 10010
Tele #: (212) 325-2000

Approval Date: 12/7/2012
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-00422
CRD #: 816

CUTLER GROUP, LP

101 Montgomery Street, Ste. 700
San Francisco CA 94104
Tele #: (415) 293-3956

Approval Date: 11/2/2015
Membership Activities:
Registered Market Maker & Order Entry
International Tele #

SEC #: 8-42415
CRD #: 31730

DASH FINANCIAL TECHNOLOGIES LLC

311 S. Wacker Drive, Ste. 1000
Chicago IL 60606
Tele #: (312) 986-2006

Approval Date: 12/7/2012
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-52503
CRD #: 104031

DRW SECURITIES, L.L.C.

540 West Madison, Ste. 2500
Chicago IL 60661
Tele #: (312) 542-1000

Approval Date: 8/31/2015
Membership Activities:
Order Entry
International Tele #

SEC #: 8-51241
CRD #: 45908

GLOBAL EXECUTION BROKERS, LP

401 City Avenue, Ste. 200
Bala Cynwyd PA 19004
Tele #: (610) 617-2600

Approval Date: 12/7/2012
Membership Activities:
Order Entry
International Tele #

SEC #: 8-65878
CRD #: 126407

GOLDMAN SACHS & CO. LLC

200 West Street
New York NY 10282
Tele #: (212) 902-1000

Approval Date: 1/15/2013
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-129
CRD #: 361

GROUP ONE TRADING LP

425 S. Financial Place - Ste. 3400
Chicago IL 60605
Tele #: (312) 347-8864

Approval Date: 10/20/2014
Membership Activities:
Primary Lead, Lead, Registered Market Maker & Order Entry
International Tele #

SEC #: 8-47762
CRD #: 37484

GTS SECURITIES LLC

545 Madison Avenue, 15th Fl.
New York NY 10022
Tele #: (212) 715-2830

Approval Date: 2/25/2020
Membership Activities:
Primary Lead, Lead & Registered Market Maker
International Tele #

SEC #: 8-68126
CRD #: 149224

HRT FINANCIAL LP

175 Greenwich Street - 76th Floor
3 World Trade Center
New York NY 10007
Tele #: (212) 293-1444

Approval Date: 3/29/2017
Membership Activities:
Order Entry
International Tele #

SEC #: 8-68430
CRD #: 152144

IMC-CHICAGO, LLC D/B/A IMC FINANCIAL MARKETS

233 South Wacker Drive, Ste. 4300
Chicago IL 60606
Tele #: (312) 244-3300

Approval Date: 8/26/2014
Membership Activities:
Primary Lead, Lead & Registered Market Maker
International Tele #

SEC #: 8-52600
CRD #: 104143

INSTINET, LLC

Worldwide Plaza
309 West 49th Street
New York NY 10019
Tele #: (212) 310-9500

Approval Date: 3/27/2013
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-23669
CRD #: 7897

INTERACTIVE BROKERS LLC

One Pickwick Plaza - 2nd Floor
Greenwich CT 06830
Tele #: (203) 618-5710

Approval Date: 12/7/2012
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-47257
CRD #: 36418

J.P. MORGAN SECURITIES LLC

383 Madison Avenue
New York NY 10179
Tele #: (212) 272-2000

Approval Date: 12/7/2012
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-35008
CRD #: 79

JANE STREET CAPITAL, LLC

250 Vesey Street - 5th Floor
New York NY 10281
Tele #: (646) 759-6000

Approval Date: 4/2/2018
Membership Activities:
Order Entry
International Tele #

SEC #: 8-52275
CRD #: 103782

JANE STREET OPTIONS, LLC

250 Vesey Street - 5th Floor
New York NY 10281
Tele #: (646) 759-6000

Approval Date: 4/2/2018
Membership Activities:
Order Entry
International Tele #

SEC #: 8-66813
CRD #: 134159

JEFFERIES LLC

520 Madison Avenue - 11th Floor
New York NY 10022
Tele #: (212) 284-2300

Approval Date: 9/15/2014
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-15074
CRD #: 2347

JUMP TRADING, LLC

600 West Chicago Avenue, Ste. 600
Chicago IL 60654
Tele #: (312) 205-8900

Approval Date: 12/9/2019
Membership Activities:
Registered Market Maker
International Tele #

SEC #: 8-52989
CRD #: 106124

MATRIX EXECUTIONS, LLC

135 S. LaSalle Street, Ste. 3900
Chicago IL 60603
Tele #: (312) 334-8000

Approval Date: 12/7/2012
Membership Activities:
Order Entry
International Tele #

SEC #: 8-48255
CRD #: 38455

MERRILL LYNCH PROFESSIONAL CLEARING CORP.

One Bryant Park - 6th Floor
NY1-100-06-01
New York NY 10036
Tele #: (646) 743-1295

Approval Date: 12/7/2012
Membership Activities:
Clearance
International Tele #

SEC #: 8-33359
CRD #: 16139

MORGAN STANLEY & CO. LLC

1585 Broadway
New York NY 10036
Tele #: (212) 761-4000

Approval Date: 12/7/2012
Membership Activities:
All Market Maker & Electronic Exchange Options Memberships
International Tele #

SEC #: 8-15869
CRD #: 8209

OPTIVER US LLC

130 E. Randolph Street, Ste. 1300
Chicago IL 60601
Tele #: (312) 821-9500

Approval Date: 1/27/2015
Membership Activities:
Primary Lead, Lead & Registered Market Maker
International Tele #

SEC #: 8-66083
CRD #: 128030

PEAK6 CAPITAL MANAGEMENT LLC

141 W. Jackson Blvd., Ste. 500
Chicago IL 60604
Tele #: (312) 444-8000

Approval Date: 7/22/2015
Membership Activities:
Order Entry
International Tele #

SEC #: 8-8-50422
CRD #: 43773

PERSHING LLC

One Pershing Plaza - 10th Fl.
Jersey City NJ 07399
Tele #: (201) 413-2000

Approval Date: 3/12/2013
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-17574
CRD #: 7560

SIMPLEX TRADING, LLC

230 So. LaSalle St., Ste. 4-100
Chicago IL 60604
Tele #: (312) 360-2440

Approval Date: 9/20/2013
Membership Activities:
Order Entry
International Tele #

SEC #: 8-68556
CRD #: 153585

SUSQUEHANNA INVESTMENT GROUP

401 City Avenue, Ste. 220
Bala Cynwyd PA 19004
Tele #: (610) 617-2600

Approval Date: 11/23/2016
Membership Activities:
Registered Market Maker
International Tele #

SEC #: 8-37520
CRD #: 33875

SUSQUEHANNA SECURITIES, LLC

401 City Avenue, Ste. 220
Bala Cynwyd PA 19004
Tele #: (610) 617-2600

Approval Date: 12/7/2012
Membership Activities:
Primary Lead, Lead & Registered Market Maker
International Tele #

SEC #: 8-47034
CRD #: 35874

TWO SIGMA SECURITIES, LLC

100 Avenue of the Americas - 2nd Fl.
New York NY 10013
Tele #: (212) 625-5700

Approval Date: 9/12/2017
Membership Activities:
Primary Lead, Lead, Registered Market Maker & Order Entry
International Tele #

SEC #: 8-68090
CRD #: 148960

UBS SECURITIES LLC

1285 Avenue of the Americas
New York NY 10019
Tele #: (203) 719-3000

Approval Date: 12/7/2012
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-22651
CRD #: 7654

VOLANT SECURITIES, LLC

425 South Financial Place - Suite 910B
Chicago IL 60605
Tele #: (312) 692-5000

Approval Date: 12/7/2012
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-66826
CRD #: 134284

WALLEYE TRADING LLC

2800 Niagara Lane North, Ste. 102
Plymouth MN 55447
Tele #: (952) 345-6611

Approval Date: 5/13/2015
Membership Activities:
Registered Market Maker & Order Entry
International Tele #

SEC #: 8-66988
CRD #: 136196

WEDBUSH SECURITIES INC.

1000 Wilshire Boulevard, Suite 900
ATTN: COMPLIANCE
Los Angeles CA 90017
Tele #: (213) 688-8090

Approval Date: 12/7/2012
Membership Activities:
Clearance
International Tele #

SEC #: 8-12987
CRD #: 877

WELLS FARGO SECURITIES, LLC

550 South Tryon Street - 6th Floor
D1086-060
Charlotte NC 28202
Tele #: (704) 410-1913

Approval Date: 4/11/2014
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-65876
CRD #: 126292

WOLVERINE EXECUTION SERVICES, LLC

175 W. Jackson Blvd., Ste. 200
Chicago IL 60604
Tele #: (312) 884-4000

Approval Date: 12/7/2012
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-65336
CRD #: 120719

WOLVERINE TRADING, LLC

175 W. Jackson Blvd., Ste. 200
Chicago IL 60604
Tele #: (312) 884-4000

Approval Date: 12/7/2012
Membership Activities:
Primary Lead, Lead & Registered Market Maker
International Tele #

SEC #: 8-47484
CRD #: 36848

X-CHANGE FINANCIAL ACCESS, LLC

440 So. LaSalle Street, Suite 2900
Chicago IL 60605
Tele #: (312) 235-0320

Approval Date: 11/28/2018
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-65860
CRD #: 126201

Total BD Firms 45

Exhibit N

Exhibit Request:

Provide a schedule for each of the following:

1. The securities listed in the exchange, indicating for each the name of the issuer and a description of the security;

2. The securities admitted to unlisted trading privileges, indicating for each the name of the issuer and a description of the security;

3. The unregistered securities admitted to trading on the exchange which are exempt from registration under Section 12(a) of the Act. For each security listed, provide the name of the issuer and a description of the security, and the statutory exemption claimed (e.g. Rule 12a-6); and

4. Other securities traded on the Exchange, including for each the name of the issuer and a description of the security.

Response:

1. Attached is a list of the securities listed on the exchange as of June 24, 2021, indicating for each the name of the issuer and a description of the security.

2. None.

3. None.

4. None.

MIAX Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
AGILENT TECHNOLOGIES INC.	A	Equity
ALCOA Corporation	AA	Equity
ARTIUS ACQUISITION INC	AACQ	Equity
Arlington Asset Investment Corporation	AAIC	Equity
AMERICAN AIRLINES GROUP INC.	AAL	Equity
APPLIED OPTOELECTRONICS, INC.	AAOI	Equity
AAON INC	AAON	Equity
ADVANCE AUTO PARTS INC.	AAP	Equity
APPLE INC.	AAPL	Equity
Atlas Air Worldwide Holdings, Inc.	AAWW	Equity
iShares MSCI All Country Asia ex Japan ETF	AAXJ	ETF
AllianceBernstein Holding L.P.	AB	Equity
ABB LTD-SPON ADR	ABB	Equity
ABBVIE INC.	ABBV	Equity
AMERISOURCEBERGEN, CORP.	ABC	Equity
Ameris Bancorp	ABCB	Equity
ABCELLERA BIOLOGICS, INC.	ABCL	Equity
Abeona Therapeutics Inc.	ABEO	Equity
AMBEV S.A.	ABEV	Equity
ASBURY AUTOMOTIVE GROUP INCCOM	ABG	Equity
ARCA BIOPHARMA, INC.	ABIO	Equity
ABM INDUSTRIES INCORPORATED	ABM	Equity
ABIOMED INC	ABMD	Equity
Airbnb, Inc.	ABNB	Equity
Arbor Realty Trust, Inc.	ABR	Equity
ABBOTT LABORATORIES	ABT	Equity
Arbutus Biopharma Corporation	ABUS	Equity
ACADIA PHARMACEUTICALS INC.	ACAD	Equity
Aurora Cannabis Inc.	ACB	Equity
AMERICAN CAMPUS COMMUNITIES , INC	ACC	Equity
ACCOLADE INC	ACCD	Equity
ACCO Brands Corp	ACCO	Equity
ACCEL ENTERTAINMENT, INC.	ACEL	Equity
ACER THERAPEUTICS INC.	ACER	Equity
ACE CONVERGENCE ACQUISITION CORP	ACEV	Equity
ARCH CAPITAL GROUP Ltd	ACGL	Equity
Aluminum Corporation of China Limited	ACH	Equity
Acadia Healthcare Co Inc	ACHC	Equity
ALBERTSONS COMPANIES, INC.	ACI	Equity
ATLAS CREST INVESTMENT CORP	ACIC	Equity
AC IMMUNE SA	ACIU	Equity
ACI Worldwide, Inc.	ACIW	Equity
Axcelis Technologies Inc.	ACLS	Equity
Aecom Technology Corporation	ACM	Equity
ACM Research, Inc.	ACMR	Equity

MIAX Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
ACCENTURE PLC	ACN	Equity
Acorda Therapeutics, Inc.	ACOR	Equity
ACRES Commercial Realty Corp.	ACR	Equity
Ares Commercial Real Estate Corporation	ACRE	Equity
Aclaris Therapeutics,Inc.	ACRS	Equity
AcelRx Pharmaceuticals Inc	ACRX	Equity
ACACIA RESEARCH CORPORATION	ACTG	Equity
iShares MSCI ACWI Index Fund	ACWI	ETF
Adaptimmune Therapeutics PLC	ADAP	Equity
ADOBE SYSTEMS INC.	ADBE	Equity
ANALOG DEVICES INC	ADI	Equity
ARCHER DANIELS MIDLAND COMPANY	ADM	Equity
ADMA Biologics Inc	ADMA	Equity
Adamis Pharmaceuticals Corporation	ADMP	Equity
Adamas Pharmaceuticals, Inc.	ADMS	Equity
Advent Technologies Holdings, Inc.	ADN	Equity
Adient plc	ADNT	Equity
AUTOMATIC DATA PROCESSINGINC	ADP	Equity
Adaptive Biotechnologies Corp	ADPT	Equity
ALLIANCE DATA SYSTEMS CORP.	ADS	Equity
AUTODESK, INC.	ADSK	Equity
ADT Inc.	ADT	Equity
ADTRAN, INC.	ADTN	Equity
ADITX THERAPEUTICS, INC.	ADTX	Equity
Addus HomeCare Corporation	ADUS	Equity
Advantage Solutions Inc.	ADV	Equity
Adverum Biotechnologies, Inc.	ADVM	Equity
AMEREN CORPORATION	AEE	Equity
AEGON N.V.	AEG	Equity
Advanced Energy Industries, Inc.	AEIS	Equity
AMERICAN EQUITY INVESTMENT LIFE HOLDING COMPANY	AEL	Equity
AGNICO-EAGLE MINES LTD.	AEM	Equity
AMERICAN EAGLE OUTFITTERS, INC.	AEO	Equity
AMERICAN ELECTRIC POWER COMPANY, INC.	AEP	Equity
AerCap Holdings NV	AER	Equity
Aerie Pharmaceuticals, Inc.	AERI	Equity
AES CORP.	AES	Equity
Aeva Technologies, Inc.	AEVA	Equity
AMERICAN FINANCIAL GROUP	AFG	Equity
Armstrong Flooring, Inc.	AFI	Equity
AFLAC INC.	AFL	Equity
Affimed N.V.	AFMD	Equity
AFFIRM HOLDINGS, INC.	AFRM	Equity
CSOP FTSE China A50 ETF	AFTY	ETF
First Majestic Silver Corp	AG	Equity

MIAX Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
ALTIMETER GROWTH CORP	AGC	Equity
ALTIMETER GROWTH CORP	AGCB	Equity
AGCO CORPORATION	AGCO	Equity
Agenus Inc.	AGEN	Equity
iShares Core U.S. Aggregate Bond ETF	AGG	ETF
ALAMOS GOLD INC	AGI	Equity
Agios Pharmaceuticals Inc	AGIO	Equity
AGNC Investment Corp.	AGNC	Equity
ASSURED GUARANTY LTD.	AGO	Equity
PROSHARES ULTRA SILVER	AGQ	ETF
AdecoAgro S.A.	AGRO	Equity
Agile Therapeutics, Inc.	AGRX	Equity
PLAYAGS INC	AGS	Equity
Applied Genetic Technologies Corp	AGTC	Equity
Argan Inc	AGX	Equity
ADAPTHEALTH CORP.	AHCO	Equity
Armada Hoffler Properties, Inc.	AHH	Equity
Ashford Hospitality Trust, Inc.	AHT	Equity
C3.ai, Inc.	AI	Equity
AMERICAN INTERNATIONAL GROUP, INC.	AIG	Equity
Apollo Investment Corporation	AINV	Equity
AAR Corp.	AIR	Equity
APARTMENT INCOME REIT CORP	AIRC	Equity
Airgain Inc	AIRG	Equity
Apartment Investment and Management Company	AIV	Equity
Assurant Inc.	AIZ	Equity
AJAX I	AJAX	Equity
ARTHUR J. GALLAGHER & CO.	AJG	Equity
AKAMAI TECHNOLOGIES, INC.	AKAM	Equity
Akebia Therapeutics, Inc.	AKBA	Equity
AKERO THERAPEUTICS, INC.	AKRO	Equity
AKOUSTIS TECHNOLOGIES, INC	AKTS	Equity
Air Lease Corp	AL	Equity
Albemarle Corporation	ALB	Equity
Albireo Pharma, Inc	ALBO	Equity
ALCON INC	ALC	Equity
ALDEYRA THERAPEUTICS, INC.	ALDX	Equity
ALECTOR INC.	ALEC	Equity
ALLEGRO MICROSYSTEMS, INC.	ALGM	Equity
ALIGN TECHNOLOGY INC.	ALGN	Equity
Allegiant Travel Company	ALGT	Equity
ALASKA AIR GROUP INC	ALK	Equity
ALKERMES PLC	ALKS	Equity
THE ALLSTATE CORPORATION	ALL	Equity
ALLEGION PLC	ALLE	Equity

MIAX Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
Allakos Inc	ALLK	Equity
Allogene Therapeutics, Inc.	ALLO	Equity
Allot Communications Ltd	ALLT	Equity
ALLY FINANCIAL INC.	ALLY	Equity
ALNYLAM PHARMACEUTICALS INC	ALNY	Equity
ALPINE IMMUNE SCIENCES, INC.	ALPN	Equity
Alarm.Com Holdings, Inc.	ALRM	Equity
Alaska Communications Systems Group, Inc.	ALSK	Equity
Allison Transmission Holdings, Inc.	ALSN	Equity
Altimmune, Inc.	ALT	Equity
Alto Ingredients, Inc.	ALTO	Equity
ALUSSA ENERGY ACQUISITION CORP	ALUS	Equity
Autoliv, Inc	ALV	Equity
ALEXION PHARMACEUTICALS, INC.	ALXN	Equity
Antero Midstream Partners LP	AM	Equity
APPLIED MATERIALS, INC.	AMAT	Equity
AMBARELLA, INC.	AMBA	Equity
AMBAC FINANCIAL GROUP, INC.	AMBC	Equity
AMC ENTERTAINMENT HOLDINGS, INC.	AMC	Equity
AMCOR PLC	AMCR	Equity
AMC Networks Inc.	AMCX	Equity
ADVANCED MICRO DEVICES, INC.	AMD	Equity
AMETEK, INC.	AME	Equity
AMEDISYS INC	AMED	Equity
AFFILIATED MANAGERS GROUP INC	AMG	Equity
AMGEN INC.	AMGN	Equity
American Homes 4 Rent	AMH	Equity
JP Morgan Alerian MLP Index ETN	AMJ	ETF
AMKOR TECHNOLOGY, INC.	AMKR	Equity
Alerian MLP ETF	AMLP	ETF
AMN Healthcare Services, Inc.	AMN	Equity
AMERIPRISE FINANCIAL INC	AMP	Equity
Ampio Pharmaceuticals Inc.	AMPE	Equity
Amphastar Pharmaceuticals, Inc.	AMPH	Equity
Amplify Energy Corporation	AMPY	Equity
Ameresco, Inc.	AMRC	Equity
AMARIN CORPORATION PLC	AMRN	Equity
Amyris, Inc.	AMRS	Equity
Amneal Pharmaceuticals, Inc.	AMRX	Equity
AMERICAN SUPERCONDUCTOR CORP	AMSC	Equity
AMERICAN TOWER CL A	AMT	Equity
AEMETIS, INC.	AMTX	Equity
American Woodmark Corp.	AMWD	Equity
AMERICAN WELL CORP	AMWL	Equity
America Movil S.A.B. de C.V.	AMX	Equity

MIAX Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
InfraCap MLP ETF	AMZA	ETF
AMAZON.COM INC.	AMZN	Equity
AUTONATION, INC	AN	Equity
AnaptysBio, Inc.	ANAB	Equity
The Andersons, Inc.	ANDE	Equity
Arista Networks Inc	ANET	Equity
ABERCROMBIE & FITCH COMPANY	ANF	Equity
Angie's List, Inc.	ANGI	Equity
AngioDynamcis, Inc.	ANGO	Equity
ANIKA THERAPEUTICS INC.	ANIK	Equity
ANI Pharmaceuticals, Inc.	ANIP	Equity
ANIXA BIOSCIENCES, INC.	ANIX	Equity
ANSYS, Inc.	ANSS	Equity
AirNet Technology Inc.	ANTE	Equity
ANTHEM, INC.	ANTM	Equity
Aon plc	AON	Equity
ONE	AONE	Equity
A.O. Smith Corporation	AOS	Equity
Alpha & Omega Semiconductor, Ltd.	AOSL	Equity
AMERICAN OUTDOOR BRANDS, INC.	AOUT	Equity
APACHE CORPORATION	APA	Equity
Artisan Partners Asset Management, Inc.	APAM	Equity
AIR PRODUCTS AND CHEMICALS,INC	APD	Equity
American Public Education, Inc.	APEI	Equity
APOLLO ENDOSURGERY INC	APEN	Equity
API GROUP CORPORATION	APG	Equity
Amphenol Corporation	APH	Equity
AGORA, INC.	API	Equity
Apple Hospitality REIT, Inc.	APLE	Equity
Apellis Pharmaceuticals Inc	APLS	Equity
APPLIED THERAPEUTICS, INC.	APLT	Equity
Apollo Global Management LLC	APO	Equity
Apogee Enterprises, Inc.	APOG	Equity
AppHarvest, Inc.	APPH	Equity
Appian Corporation	APPN	Equity
Digital Turbine, Inc.	APPS	Equity
APREA THERAPEUTICS, INC.	APRE	Equity
Blue Apron Holdings, Inc.	APRN	Equity
ALPHA PRO TECH LTD.	APT	Equity
Aptose Biosciences Inc	APTO	Equity
Preferred Apartment Communities, Inc.	APTS	Equity
Aptiv PLC	APTV	Equity
APTINYX INC	APTX	Equity
APEX TECHNOLOGY COMPANY	APXT	Equity
AQUABOUNTY TECHNOLOGIES, INC	AQB	Equity

MIAX Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
Aqua Metals, Inc.	AQMS	Equity
ALGONQUIN POWER & UTILITIES CORP	AQN	Equity
AQUESTIVE THERAPEUTICS, INC.	AQST	Equity
Evoqua Water Technologies Corp.	AQUA	Equity
ANTERO RESOURCES CORPORATION	AR	Equity
Accuray Incorporated	ARAY	Equity
ARCBEST CORPORATION	ARCB	Equity
Ares Capital Corporation	ARCC	Equity
Arch Coal, Inc.	ARCH	Equity
ARCOS DORADOS HOLDINGS INC. CLA	ARCO	Equity
Arcturus Therapeutics Holdings Inc.	ARCT	Equity
Ardelyx, Inc.	ARDX	Equity
Alexandria Real Estate Equities, Inc.	ARE	Equity
AMERICAN RESOURCES CORP	AREC	Equity
Ares Management, L.P.	ARES	Equity
argenx SE	ARGX	Equity
Apollo Commercial Real Estate Finance, Inc.	ARI	Equity
ARK FINTECH INNOVATION	ARKF	ETF
ARK GENOMIC REVOLUTION ETF	ARKG	ETF
ARK Innovation ETF	ARKK	ETF
ARK AUTONOMOUS TECH & ROBOTICS	ARKQ	ETF
ARK Next Generation Internet ETF	ARKW	ETF
ARK SPACE EXPLORATION & INNOVATION ETF	ARKX	ETF
Arlo Technologies, Inc.	ARLO	Equity
ALLIANCE RESOURCE PARTNERS	ARLP	Equity
Aramark	ARMK	Equity
ARENA PHARMACEUTICALS, INC.	ARNA	Equity
Arconic Inc.	ARNC	Equity
Archrock, Inc.	AROC	Equity
ARCUTIS BIOTHERAPEUTICS INC	ARQT	Equity
ARMOUR Residential REIT, Inc.	ARR	Equity
ARRY TECHNOLOGIES, INC.	ARRY	Equity
Arrival	ARVL	Equity
Arvinas,inc	ARVN	Equity
ARROW ELECTRONICS INC.	ARW	Equity
ARROWHEAD RESEARCH CORP.	ARWR	Equity
ASA Gold and Precious Metals Limited	ASA	Equity
Asana, Inc.	ASAN	Equity
ASSOCIATED BANC CORP	ASB	Equity
Ardmore Shipping Corporation	ASC	Equity
ASGN Inc.	ASGN	Equity
ASHLAND INC	ASH	Equity
Deutsche X-Trackers Harvest CSI 300 China A Shares ETF	ASHR	ETF
Deutsche X-trackers Harvest CSI 500 China A-Shares Small Cap ETF	ASHS	ETF
AdvanSix Inc.	ASIX	Equity

MIAX Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
Assembly Biosciences, Inc.	ASMB	Equity
ASML HOLDING NV	ASML	Equity
Ascendis Pharma A/S	ASND	Equity
ACADEMY SPORTS & OUTDOOR INC	ASO	Equity
ASPEN AEROGELS, INC.	ASPN	Equity
Altisource Portfolio Solutions SA	ASPS	Equity
Assertio Therapeutics, Inc.	ASRT	Equity
AST SpaceMobile, Inc.	ASTS	Equity
Asure Software, Inc.	ASUR	Equity
Asensus Surgical, Inc.	ASXC	Equity
Amtech Systems, Inc.	ASYS	Equity
Atlas Corporation	ATCO	Equity
ALPHATEC HOLDINGS INC	ATEC	Equity
A10 Networks, Inc.	ATEN	Equity
Aterian, Inc.	ATER	Equity
Anterix Inc	ATEX	Equity
Adtalem Global Education Inc.	ATGE	Equity
Athene Holding Ltd.	ATH	Equity
Autohome Inc (ADR)	ATHM	Equity
ATHERSYS, INC.	ATHX	Equity
Allegheny Technologies, Inc.	ATI	Equity
ATI Physical Therapy, Inc	FAII	Equity
ATI Physical Therapy, Inc	ATIP	Equity
Atkore International Group, Inc	ATKR	Equity
Actinium Pharmaceuticals, Inc.	ATNM	Equity
Athenex, Inc.	ATNX	Equity
Atmos Energy Corp	ATO	Equity
ATOMERA INCORPORATED	ATOM	Equity
Atossa Therapeutics, Inc.	ATOS	Equity
AptarGroup, Inc.	ATR	Equity
Atara Biotherapeutics, Inc.	ATRA	Equity
AtriCure Inc	ATRC	Equity
Antares Pharma Inc.	ATRS	Equity
Air Transport Services Group Inc.	ATSG	Equity
Altice USA, Inc.	ATUS	Equity
ACTIVISION BLIZZARD, INC.	ATVI	Equity
ANGLOGOLD ASHANTI LTD.	AU	Equity
Audacy, Inc.	AUD	Equity
AUDIOCODES LTD.	AUDC	Equity
Aurinia Pharmaceuticals Inc.	AUPH	Equity
AutoWeb, Inc.	AUTO	Equity
YAMANA GOLD, INC.	AUY	Equity
Aerovironment Inc	AVAV	Equity
AVALONBAY COMMUNITIES INC	AVB	Equity
AMERICAN VIRTUAL CLOUD TECHNOLOGIES INC	AVCT	Equity

MIAX Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
American Vanguard Corp.	AVD	Equity
Avadel Pharmaceuticals plc	AVDL	Equity
AVEO Pharmaceuticals, Inc.	AVEO	Equity
Broadcom Inc.	AVGO	Equity
AVID TECHNOLOGY,INC	AVID	Equity
Avalara, Inc.	AVLR	Equity
Avanos Medical, Inc.	AVNS	Equity
Avient Corporation	AVNT	Equity
AVROBIO INC	AVRO	Equity
AVNET INC	AVT	Equity
Avantor, Inc.	AVTR	Equity
Anavex Life Sciences Corp.	AVXL	Equity
AVERY DENNISON CORP.	AVY	Equity
Avaya Holdings Corp.	AVYA	Equity
ETFMG TRAVEL TECH ETF	AWAY	ETF
Aspira Women's Health Inc.	AWH	Equity
Armstrong World Industries, Inc.	AWI	Equity
American Water Works Co., Inc.	AWK	Equity
Axos Financial, Inc.	AX	Equity
ABRAXAS PETROLEUM CORPORATION	AXAS	Equity
ACCELERATE DIAGNOSTICS, INC.	AXDX	Equity
AxoGen, Inc.	AXGN	Equity
AMERICAN AXLE & MFG. HLDNGS	AXL	Equity
Axonics Modulation Technologies Inc	AXNX	Equity
Axon Enterprise, Inc	AXON	Equity
AMERICAN EXPRESS COMPANY	AXP	Equity
AXIS CAPITAL HOLDINGS LIMITED	AXS	Equity
Axsome Therapeutics, Inc.	AXSM	Equity
Axalta Coating Systems Ltd.	AXTA	Equity
AXT, Inc.	AXTI	Equity
Alexco Resource Corporation	AXU	Equity
Atlantica Yield plc	AY	Equity
Acuity Brands, Inc.	AYI	Equity
AYRO, INC.	AYRO	Equity
Alteryx, Inc.	AYX	Equity
AZEK COMPANY INC	AZEK	Equity
ASTRAZENECA	AZN	Equity
AUTOZONE, INC.	AZO	Equity
Aspen Technology, Inc.	AZPN	Equity
Azul S.A.	AZUL	Equity
AZZ Incorporated	AZZ	Equity
THE BOEING COMPANY	BA	Equity
ALIBABA GROUP HOLDING LTD	BABA	Equity
BANK OF AMERICA CORPORATION	BAC	Equity
Booz Allen Hamilton Holding Corporation	BAH	Equity

MIAX Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
Bally's Corporation	BALY	Equity
Brookfield Asset Management Inc	BAM	Equity
Banc of California, Inc.	BANC	Equity
BANDWIDTH, INC	BAND	Equity
Credicorp Ltd.	BAP	Equity
The Original BARK Company	BARK	Equity
Liberty Media Corporation (Series C) Liberty Brave	BATRK	Equity
BAXTER INTERNATIONAL INC.	BAX	Equity
Blackberry Limited	BB	Equity
BBVA Banco Frances S.A	BBAR	Equity
BED BATH & BEYOND INC.	BBBY	Equity
BANCO BRADESCO S.A.	BBD	Equity
Barings BDC, Inc.	BBDC	Equity
Market Vectors Biotech ETF	BBH	ETF
VINCO VENTURES, INC.	BBIG	Equity
BridgeBio Pharma Inc	BBIO	Equity
BHP Billiton Plc	BBL	Equity
Barrett Business Services Inc.	BBSI	Equity
BANCO BILBAO VIZCAYA	BBVA	Equity
Build-A-Bear Workshop, Inc	BBW	Equity
BEST BUY COMPANY, INC.	BBY	Equity
BRUNSWICK CORP	BC	Equity
Boise Cascade Company	BCC	Equity
BCE INC	BCE	Equity
Bonanza Creek Energy, Inc.	BCEI	Equity
ATRECA, INC.	BCEL	Equity
Brainstorm Cell Therapeutics Inc.	BCLI	Equity
THE BRINK'S COMPANY	BCO	Equity
Blucora, Inc.	BCOR	Equity
Brightcove Inc	BCOV	Equity
Balchem Corporation	BCPC	Equity
BIOCRYST PHARMACEUTICAS INC	BCRX	Equity
BARCLAYS PLC	BCS	Equity
BAIN CAPITAL SPECIALTY FINANCE, INC.	BCSF	Equity
Belden Inc.	BDC	Equity
Brandywine Realty Trust	BDN	Equity
BioDelivery Sciences International, Inc.	BDSI	Equity
BECTON, DICKINSON AND CO	BDX	Equity
Bloom Energy Corporation	BE	Equity
BEAM THERAPEUTICS, INC.	BEAM	Equity
BEACON ROOFING SUPPLY, INC	BECN	Equity
BEAM GLOBAL	BEEM	Equity
E Holdings Inc	BEKE	Equity
FRANKLIN RESOURCES INC.	BEN	Equity
BROOKFIELD RENEWABLE PARTNERS LP	BEP	Equity

MIAX Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
BROOKFIELD RENEWABLE CORPORATION	BEPC	Equity
Berry Plastics Group Inc.	BERY	Equity
BEST Inc.	BEST	Equity
Roundhill Sports Betting & iGaming ETF	BETZ	Equity
Bright Horizons Family Solutions Inc	BFAM	Equity
Brown Forman Corporation Cl. B (150 shrs)	BFB	Equity
BURGERFI INTERNATIONAL, INC.	BFI	Equity
Butterfly Network, Inc.	BFLY	Equity
BUNGE LIMITED	BG	Equity
BGC Partners Inc	BGCP	Equity
Big 5 Sporting Goods Corp.	BGFV	Equity
BeiGene, Ltd.	BGNE	Equity
B&G Foods Inc.	BGS	Equity
Bausch Health Companies Inc.	BHC	Equity
Brighthouse Financial, Inc.	BHF	Equity
Berkshire Hills Bancorp Inc	BHLB	Equity
BHP BILLITON LIMITED	BHP	Equity
Braemar Hotels & Resorts Inc.	BHR	Equity
Biohaven Pharmaceutical Holding Company Ltd.	BHVN	Equity
PROSHARES ULTRA NASDAQ BIOTECHNOLOGY	BIB	ETF
BAIDU, INC.	BIDU	Equity
BIG LOTS INC.	BIG	Equity
BigCommerce Holdings, Inc.	BIGC	Equity
BIOGEN IDEC INC.	BIIB	Equity
SPDR Bloomberg Barclays 1-3 Month T-Bill ETF	BIL	ETF
Bilibili Inc.	BILI	Equity
Bill.com Holdings Inc	BILL	Equity
Bio-Rad Laboratories, Inc.	BIO	Equity
BIOCEPT INC	BIOC	Equity
Brookfield Infrastructure Partners L.P.	BIP	Equity
PROSHARES ULTRASHORT NASDAQ BIOTECH	BIS	ETF
BJ's Warehouse Holdings, Inc.	BJ	Equity
BJ S RESTAURANTS INC	BJRI	Equity
THE BANK OF NEW YORK MELLON CORPORATION	BK	Equity
Brookdale Senior Living Inc	BKD	Equity
The Buckle, Inc.	BKE	Equity
Blueknight Energy Partners, L.P.	BKEP	Equity
iShares MSCI BRIC ETF	BKF	Equity
BLACK HILLS CORPORATION	BKH	Equity
Black Knight Inc	BKI	Equity
PowerShares Senior Loan (ETF)	BKLN	ETF
Booking Holdings Inc.	BKNG	Equity
Baker Hughes Company	BKR	Equity
BIO-KEY INTERNATIONAL, INC.	BKYI	Equity
BlackLine Inc	BL	Equity

MIAX Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
Siren Nasdaq NexGen Economy ETF	BLCN	ETF
TopBuild Corp.	BLD	Equity
Blade Air Mobility, Inc.	BLDE	Equity
BALLARD POWER SYSTEMS INC	BLDP	Equity
Builders FirstSource Inc.	BLDR	Equity
BioLife Solutions, Inc	BLFS	Equity
BERKELEY LIGHTS INC	BLI	Equity
BLACKROCK INC	BLK	Equity
Blackbaud Inc.	BLKB	Equity
Ball Corporation	BLL	Equity
Bloomin Brands Inc.	BLMN	Equity
Blink Charing Co	BLNK	Equity
Amplify Transformational Data Sharing ETF	BLOK	ETF
bluebird bio Inc	BLUE	Equity
Banco Macro S.A.	BMA	Equity
Bumble Inc.	BMBL	Equity
Bank of Montreal	BMO	Equity
Biomerica Inc	BMRA	Equity
BIOMARIN PHARMACEUTICAL INC.	BMRN	Equity
BRISTOL-MYERS SQUIBB COMPANY	BMY	Equity
Vanguard Total Bond Market ETF	BND	ETF
Barnes & Noble Education, Inc.	BNED	Equity
BENEFITFOCUS, INC.	BNFT	Equity
BIONANO GENOMICS, INC.	BNGO	Equity
United States Brent Oil ETF	BNO	ETF
Bank of Nova Scotia	BNS	Equity
BioNTech SE	BNTX	Equity
PROSHARES ULTRA DJ-UBS NATURAL GAS	BOIL	ETF
Bok Financial Corporation	BOKF	Equity
DMC Global Inc.	BOOM	Equity
Boot Barn Holdings, Inc.	BOOT	Equity
Global X Robotics & Artfcl Intllgnc ETF	BOTZ	ETF
BOWX ACQUISITION CORP	BOWX	Equity
Box, Inc.	BOX	Equity
BP PLC	BP	Equity
Boston Private Financial Holdings Inc.	BPFH	Equity
Blueprint Medicines Corporation	BPMC	Equity
BP Midstream Partners LP	BPMP	Equity
Popular Inc. (10 shrs)	BPOP	Equity
BP PRUDHOE BAY ROYALTY TRUST	BPT	Equity
Brookfield Property Partners L.P.	BPY	Equity
BOQII HOLDING LIMITED SPONSORED ADR	BQ	Equity
Broadridge Financial Solutions, Inc.	BR	Equity
BellRing Brands Inc	BRBR	Equity
Market Vectors Brazil Small Cap ETF	BRF	ETF

MIAX Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
BRF - Brasil Foods SA	BRFS	Equity
Bluerock Residential Growth REIT, Inc.	BRG	Equity
BERKSHIRE HATHAWAY INC.	BRKB	Equity
Bruker Corporation	BRKR	Equity
Brooks Automation, Inc.	BRKS	Equity
BROADMARK REALTY CAPITAL INC	BRMK	Equity
BROWN & BROWN, INC	BRO	Equity
BRP GROUP, INC.	BRP	Equity
Brixmor Property Group Inc	BRX	Equity
Direxion Daily Brazil Bull 3X ETF	BRZU	ETF
Banco Santander Brasil SA	BSBR	Equity
Bassett Furniture Industries Inc	BSET	Equity
BioSig Technologies, Inc.	BSGM	Equity
BRIGHTSPHERE INVESTMENT GROUP INC	BSIG	Equity
Black Stone Minerals L.P.	BSM	Equity
BSQUARE Corp.	BSQR	Equity
BOSTON SCIENTIFIC CORPORATION	BSX	Equity
BioXcel Therapeutics Inc.	BTAI	Equity
BURGUNDY TECHNOLOGY ACQUISITION CORP.	BTAQ	Equity
BIT DIGITAL, INC.	BTBT	Equity
BIT Mining Limited	BTCM	Equity
B2Gold Corp.	BTG	Equity
British American Tobacco PLC	BTI	Equity
Peabody Energy Corporation	BTU	Equity
BRIDGETOWN HOLDINGS LIMITED	BTWN	Equity
Anheuser-Busch InBev	BUD	Equity
Burlington Stores Inc	BURL	Equity
VANECK VECTORS SOCIAL SENTIMENT ETF	BUZZ	ETF
COMPANIA DE MINAS BUENAVENTURA S.A.-ADR	BVN	Equity
Babcock & Wilcox Enterprises, Inc.	BW	Equity
BORGWARNER INC.	BWA	Equity
BETTER WORLD ACQUISITION CORP.	BWAC	Equity
BROADWIND, INC.	BWEN	Equity
BWX Technologies, Inc.	BWXT	Equity
THE BLACKSTONE GROUP LP	BX	Equity
BlueLinx Holdings Inc	BXC	Equity
Blackstone Mortgage Trust, Inc.	BXMT	Equity
BOSTON PROPERTIES INC	BXP	Equity
Baudax Bio Inc	BXRX	Equity
BOYD GAMING CORP.	BYD	Equity
Beyond Meat, Inc.	BYND	Equity
BEAZER HOMES USA INC.	BZH	Equity
ProShares UltraShort MSCI Brazil Capped	BZQ	ETF
Baozun Inc.	BZUN	Equity
CITIGROUP, INC.	C	Equity

MIAX Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
China Automotive Systems Inc	CAAS	Equity
Credit Acceptance Corp.	CACC	Equity
CACI INTERNATIONAL, INC.	CACI	Equity
Cadence Bancorporation	CADE	Equity
CAE Inc	CAE	Equity
ConAgra Brands, Inc.	CAG	Equity
CARDINAL HEALTH INC	CAH	Equity
CAI International, Inc.	CAI	Equity
Cannon Inc-Spons ADR	CAJ	Equity
THE CHEESECAKE FACTORY	CAKE	Equity
Caleres, Inc.	CAL	Equity
Calithera Biosciences, Inc.	CALA	Equity
Cal-Maine Foods, Inc.	CALM	Equity
Calix, Inc.	CALX	Equity
CalAmp Corp	CAMP	Equity
Camtek Ltd.	CAMT	Equity
CANAAN INC. SPONSORED ADR	CAN	Equity
Teucrium Sugar	CANE	ETF
Cano Health, Inc.	CANO	Equity
CROSSAMERICA PARTNERS LP	CAPL	Equity
Capricor Therapeutics, Inc.	CAPR	Equity
Avis Budget Group Inc	CAR	Equity
Cara Therapeutics Inc.	CARA	Equity
CarGurus, Inc.	CARG	Equity
Carrier Global Corporation	CARR	Equity
Cars.com Inc.	CARS	Equity
Casa Systems, Inc.	CASA	Equity
Meta Financial Group, Inc.	CASH	Equity
Casey's General Stores, Inc.	CASY	Equity
CATERPILLAR INC.	CAT	Equity
CATABASIS PHARMACEUTICALS INC	CATB	Equity
Chubb Limited	CB	Equity
CBAK ENERGY TECHNOLOGY, INC.	CBAT	Equity
CymaBay Therapeutics, Inc.	CBAY	Equity
Cincinnati Bell Inc.	CBB	Equity
Companhia Brasileira de Distribuicao	CBD	Equity
Catalyst Biosciences, Inc.	CBIO	Equity
CBOE HOLDINGS, INC.	CBOE	Equity
CBRE Group, Inc.	CBRE	Equity
Cracker Barrel Old Country Store	CBRL	Equity
CABOT CORPORATION	CBT	Equity
The Chemours Company	CC	Equity
CITIC CAPITAL ACQUISITION CORP.	CCAC	Equity
Coca-Cola European Partners plc	CCEP	Equity
CROWN CASTLE INTER.	CCI	Equity

MIAX Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
Churchill Capital Corp IV	CCIV	Equity
CAMECO CORPORATION	CCJ	Equity
CROWN HOLDINGS INC.	CCK	Equity
CARNIVAL CORPORATION	CCL	Equity
CSI Compressco LP	CCLP	Equity
Cabot Microelectronics Corporation	CCMP	Equity
Clear Channel Outdoor HLD Inc CL. A	CCO	Equity
Cogent Communications Holdings, Inc.	CCOI	Equity
Cross Country Healthcare, Inc.	CCRN	Equity
Century Communities, Inc.	CCS	Equity
CHEMOCENTRYX, INC.	CCXI	Equity
CHINDATA GROUP HOLDINGS LIMITED	CD	Equity
Ceridian HCM Holding Inc	CDAY	Equity
COEUR d' ALENE MINES CORP	CDE	Equity
Centennial Resource Development, Inc.	CDEV	Equity
CDK GLOBAL, INC.	CDK	Equity
Cardlytics Inc	CDLX	Equity
Avid Bioservices, Inc.	CDMO	Equity
CareDx, Inc	CDNA	Equity
CADENCE DESIGN SYSTEMS, I	CDNS	Equity
Cedar Realty Trust, Inc	CDR	Equity
CDW CORPORATION	CDW	Equity
ChromaDex Corporation	CDXC	Equity
Codexis Inc.	CDXS	Equity
Cadiz Inc.	CDZI	Equity
CELANESE CORPORATION	CE	Equity
CECO Environmental Corp.	CECE	Equity
CONSOL Energy Inc	CEIX	Equity
Celsius Holdings, Inc.	CELH	Equity
Chembio Diagnostics, Inc.	CEMI	Equity
CENTURY ALUMINUM COMPANY	CENX	Equity
CRESTWOOD EQUITY PARTNERS LP	CEQP	Equity
Cerecor Inc.	CERC	Equity
CERNER CORPORATION	CERN	Equity
CERUS CORPORATION	CERS	Equity
CERTARA, INC.	CERT	Equity
Ceva Inc	CEVA	Equity
CF INDUSTRIES HOLDINGS, INC.	CF	Equity
CF FINANCE ACQUISITION CORP	CFAC	Equity
Capitol Federal Financial	CFFN	Equity
Citizens Financial Group, Inc.	CFG	Equity
CULLEN/FROST BANKERS INC.	CFR	Equity
CONTRAFECT CORP.	CFRX	Equity
Colfax Corporation	CFX	Equity
The Carlyle Group LP	CG	Equity

MIAX Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
Canopy Growth Corporation	CGC	Equity
Compugen Ltd.	CGEN	Equity
COGNYTE SOFTWARE LTD	CGNT	Equity
COGNEX CORPORATION	CGNX	Equity
Capstone Green Energy Corporation	CGRN	Equity
Direxion Dly CSI 300 Chn A Shr Br 1X ETF	CHAD	ETF
Direxion Dly CSI 300 Chn A Shr Br 2X ETF	CHAU	ETF
CHURCH & DWIGHT CO.	CHD	Equity
Churchill Downs, Inc.	CHDN	Equity
Chemed Corporation	CHE	Equity
Chefs' Warehouse Inc/The	CHEF	Equity
CHEGG, INC	CHGG	Equity
Choice Hotels International Inc.	CHH	Equity
Global X MSCI China Consumer Discretionary ETF	CHIQ	Equity
Global X China Financials ETF	CHIX	ETF
CHECK POINT SOFTWARE TECHNOLOGIES LTD.	CHKP	Equity
CHIASMA INC	CHMA	Equity
Change Healthcare Inc	CHNG	Equity
ChargePoint Holdings, Inc.	CHPT	Equity
Coherus BioSciences, Inc.	CHRS	Equity
CH ROBINSON WORLDWIDE INC.	CHRW	Equity
CHICO'S FAS, INC.	CHS	Equity
Charter Communications Inc. Cl A	CHTR	Equity
CHUY'S HOLDINGS, INC.	CHUY	Equity
Chewy, Inc.	CHWY	Equity
ChampionX Corporation	CHX	Equity
CIGNA CORPORATION	CI	Equity
Citizens Inc.	CIA	Equity
First Trust NASDAQ Cybersecurity ETF	CIBR	ETF
CIENA CORPORATION	CIEN	Equity
Companhia Energetica de Minas Gerais - CEMIG (125)	CIG	Equity
CHIMERA INVESTMENT CORPORATION	CIM	Equity
Cincinnati Financial Corp.	CINF	Equity
CIRCOR International, Inc.	CIR	Equity
CIT Group, Inc.	CIT	Equity
Civista BancShares Inc	CIVB	Equity
COLGATE-PALMOLIVE COMPANY	CL	Equity
Clarus Corporation	CLAR	Equity
Core Laboratories N.V.	CLB	Equity
Caladrius Biosciences, Inc.	CLBS	Equity
Cloudera, Inc.	CLDR	Equity
Chatham Lodging Trust	CLDT	Equity
Celldex Therapeutics, Inc.	CLDX	Equity
CLIFFS NATURAL RESOURCES INC.	CLF	Equity
Clearfield, Inc.	CLFD	Equity

MIAX Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
CLEAN HARBORS INC	CLH	Equity
CLIMATE CHANGE CRISIS	CLII	Equity
ClearSign Combustion Corporation	CLIR	Equity
Cellectis S.A.	CLLS	Equity
Calumet Specialty Products Partners, L.P.	CLMT	Equity
CLEAN ENERGY FUELS CORPORATION	CLNE	Equity
Global X Cloud Computing ETF Global X Cloud Computing ETF	CLOU	ETF
Clover Health Investments, Corporation	CLOV	Equity
CONTINENTAL RESOURCES, INC.	CLR	Equity
Celestica, Inc.	CLS	Equity
Clearside Biomedical, Inc.	CLSD	Equity
CleanSpark, Inc.	CLSK	Equity
CELSION CORPORATION	CLSN	Equity
Clever Leaves Holdings Inc.	CLVR	Equity
CLOVIS ONCOLOGY, INC.	CLVS	Equity
Clarivate Plc	CLVT	Equity
Clearwater Paper Corporation	CLW	Equity
CLOROX CO	CLX	Equity
Canadian Imperial Bank of Commerce	CM	Equity
COMERICA, INC.	CMA	Equity
COMMERCIAL METALS COMPANY	CMC	Equity
Cheetah Mobile Inc.	CMCM	Equity
COMCAST CORPORATION	CMCSA	Equity
CME GROUP INC.	CME	Equity
CHIPOTLE MEXICAN GRILL, INC.	CMG	Equity
CUMMINS INC.	CMI	Equity
CM LIFE SCIENCES, INC	CMLF	Equity
Capstead Mortgage Corp	CMO	Equity
Compass Minerals International, Inc.	CMP	Equity
CIMPRESS N.V.	CMPR	Equity
COMPASS PATHWAYS PLC	CMPS	Equity
Costamare Inc.	CMRE	Equity
CHIMERIX, INC.	CMRX	Equity
CMS ENERGY CORPORATION	CMS	Equity
COMTECH TELECOMMUNICATION	CMTL	Equity
CENTENE CORP	CNC	Equity
Concert Pharmaceuticals, Inc.	CNCE	Equity
Conduent Incorporated	CNDT	Equity
Chinanet Online Holdings, Inc.	CNET	Equity
CNH Industrial N.V.	CNHI	Equity
CANADIAN NATIONAL RAILWAY	CNI	Equity
Cinemark Holdings, Inc.	CNK	Equity
Cannae Holdings, Inc.	CNNE	Equity
CNO Financial Group, Inc.	CNO	Equity
CENTERPOINT ENERGY, INC.	CNP	Equity

MIAX Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
CANADIAN NATURAL RESOURCES LIMITED	CNQ	Equity
Cornerstone Building Brands, Inc.	CNR	Equity
Consolidated Communications Holdings, Inc.	CNSL	Equity
Constellation Pharmaceuticals, Inc	CNST	Equity
Century Casinos, Inc.	CNTY	Equity
CNX Resources Corporation	CNX	Equity
iShare MSCI China A ETF	CNYA	ETF
Global Cord Blood Corporation	CO	Equity
Compass Diversified Holdings LLC	CODI	Equity
Co-Diagnostics, Inc.	CODX	Equity
CAPITAL ONE FINANCIAL CORPORATION	COF	Equity
CABOT OIL & GAS CORPORATION	COG	Equity
COHERENT,INC	COHR	Equity
Cohu, Inc.	COHU	Equity
Coinbase Global, Inc.	COIN	Equity
Americold Realty Trust	COLD	Equity
Collegium Pharmaceutical, Inc.	COLL	Equity
COLUMBIA SPORTWEAR CO.	COLM	Equity
COMMSCOPE HOLDING CO, INC.	COMM	Equity
COMSovereign Holding Corp.	COMS	Equity
CyrusOne Inc.	CONE	Equity
Conn's, Inc.	CONN	Equity
CONX CORP.	CONX	Equity
Cooper Companies, Inc.	COO	Equity
Mr. Cooper Group Inc.	COOP	Equity
CONOCOPHILLIPS	COP	Equity
CoreSite Realty Corporation	COR	Equity
Core-Mark Holding Company, Inc.	CORE	Equity
TEUCRIUM COMMODITY TRUST CORN FUND SHARES ETF	CORN	ETF
CorEnergy Infrastructure Trust, Inc.	CORR	Equity
Corcept Therapeutics Incorporated	CORT	Equity
COSTCO WHOLESALE CORPORATION	COST	Equity
COTY INC.	COTY	Equity
Coupa Software Incorporated	COUP	Equity
Cowen Group, Inc.	COWN	Equity
Canadian Pacific Railway Limited	CP	Equity
Copa Holdings SA	CPA	Equity
CAMPBELL SOUP CO	CPB	Equity
CALLON PETROLEUM COMPANY	CPE	Equity
Crescent Point Energy Corp.	CPG	Equity
COREPOINT LODGING INC	CPLG	Equity
Capital Product Partners LP	CPLP	Equity
Capri Holdings Limited (	CPRI	Equity
COPART INC	CPRT	Equity
CATALYST PHARMACEUTICAL PARTNES INC.	CPRX	Equity

MIAX Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
CPS TECHNOLOGIES CORPORATION	CPSH	Equity
Camden Property Trust	CPT	Equity
Cheniere Energy Ptnrs L.P.	CQP	Equity
Crane Co.	CR	Equity
Corbus Pharmaceuticals Holdings, Inc.	CRBP	Equity
Cardiff Oncology, Inc.	CRDF	Equity
CREE, INC.	CREE	Equity
Cresud Sociedad Anonima Comercial, Inmobiliaria, Financiera y Agropecuaria	CRESY	Equity
CRH plc	CRH	Equity
CARTER'S , INC.	CRI	Equity
Curis Inc	CRIS	Equity
COMSTOCK RESOURCES INC.	CRK	Equity
Charles River Laboratories International, Inc.	CRL	Equity
SALESFORCE.COM, INC	CRM	Equity
CorMedix Inc.	CRMD	Equity
Cerence Inc.	CRNC	Equity
Ceragon Networks Ltd.	CRNT	Equity
Cronos Group Inc.	CRON	Equity
CROCS, INC.	CROX	Equity
CARPENTER TECHNOLOGY CORP.	CRS	Equity
CRISPR Therapeutics AG	CRSP	Equity
CORSAIR GAMING, INC.	CRSR	Equity
CRITEO SA	CRTO	Equity
CORTEXYME, INC.	CRTX	Equity
CIRRUS LOGIC INC.	CRUS	Equity
Corvus Pharmaceuticals, Inc.	CRVS	Equity
CrowdStrike Holdings, Inc.	CRWD	Equity
CryoLife Inc	CRY	Equity
CREDIT SUISSE GROUP AG	CS	Equity
CISCO SYSTEMS, INC.	CSCO	Equity
LoopNet, Inc. (Merger)	CSGP	Equity
CSG Systems International Inc.	CSGS	Equity
Cardiovascular Systems Inc.	CSII	Equity
Canadian Solar Inc	CSIQ	Equity
CASTLIGHT HEALTH, INC.	CSLT	Equity
CORNERSTONE ONDEMAND, INC.	CSOD	Equity
Casper Sleep Inc.	CSPR	Equity
Centerspace	CSR	Equity
CAESARSTONE SDOT-YAM LTD.	CSTE	Equity
CASTLE BIOSCIENCES, INC.	CSTL	Equity
CONSTELLIUM N.V	CSTM	Equity
Carriage Services, Inc.	CSV	Equity
Capital Southwest Corp	CSWC	Equity
CSX CORPORATION	CSX	Equity
CINTAS CORP.	CTAS	Equity

MIAX Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
Computer Task Group Incorporated	CTG	Equity
Cell Therapeutics, Inc. (20 Shrs)	CTIC	Equity
Cantaloupe, Inc.	CTLP	Equity
Catalent, Inc.	CTLT	Equity
CytomX Therapeutics, Inc.	CTMX	Equity
Custom Truck One Source, Inc.	CTOS	Equity
Citi Trends, Inc.	CTRN	Equity
COGNIZANT TECHNOLOGY SOLUTIONS CORPORATION	CTSH	Equity
CYTOSORBENTS CORPORATION	CTSO	Equity
Corteva, Inc.	CTVA	Equity
CITRIX SYSTEMS, INC.	CTXS	Equity
CubeSmart	CUBE	Equity
CUE BIOPHARMA INC	CUE	Equity
Carnival Corporation & Plc	CUK	Equity
Culp, Inc.	CULP	Equity
Direxion Daily Healthcare Bull 3X ETF	CURE	ETF
CURIOSITYSTREAM INC	CURI	Equity
CURO Group Holdings Corp.	CURO	Equity
CUTERA INC	CUTR	Equity
COVANTA HOLDING CORPORATION	CVA	Equity
CUREVAC N.V.	CVAC	Equity
Cenovus Energy Inc.	CVE	Equity
CIVEO CORPORATION	CVEO	Equity
Covetrus, Inc.	CVET	Equity
Commercial Vehicle Group, Inc.	CVGI	Equity
CALAVO GROWERS INC.	CVGW	Equity
CVR Energy, Inc.	CVI	Equity
Covenant Logistics Group, Inc.	CVLG	Equity
Commvault Systems Inc	CVLT	Equity
CEL-SCI Corporation	CVM	Equity
Carvana Co.	CVNA	Equity
CVS CAREMARK CORPORATION	CVS	Equity
CHEVRON CORPORATION	CVX	Equity
SPDR Barclays Convertible Secs ETF	CWB	ETF
Clearway Energy, Inc.	CWEN	Equity
Clearway Energy, Inc. Class A	CWENA	Equity
Camping World Holdings, Inc.	CWH	Equity
Cushman Wakefield Plc	CWK	Equity
Casella Waste Systems Inc.	CWST	Equity
CEMEX, S.A.B. DE C.V.	CX	Equity
China XD Plastics Company Limited	CXDC	Equity
CORRECTIONS CORPORATION OF AMERICA	CXW	Equity
WisdomTree Chinese Yuan Strategy ETF	CYB	ETF
CYBERARK SOFTWARE, LTD.	CYBR	Equity
CYCLERION THERAPEUTICS,INC.	CYCN	Equity

MIAX Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
China Yuchai International Limited	CYD	Equity
COMMUNITY HEALTH SYSTEMS, INC.	CYH	Equity
CryoPort, Inc	CYRX	Equity
CYTOKINETICS, INCORPORATED	CYTK	Equity
Caesars Entertainment Corporation	CZR	Equity
DOMINION RESOURCES	D	Equity
DANAOS CORPORATION	DAC	Equity
DADA NEXUS LTD.	DADA	Equity
DAKTRONICS INC.	DAKT	Equity
DELTA AIR LINES INC.	DAL	Equity
Dana Holding Corporation	DAN	Equity
YOUDAO INC	DAO	Equity
Darling International, Inc.	DAR	Equity
DoorDash, Inc.	DASH	Equity
DEUTSCHE BANK AG	DB	Equity
POWERSHARES DB AGRICULTURE	DBA	ETF
PowerShares DB Base Metals ETF	DBB	ETF
PoweShares DB Commodity Index Tracking Fund	DBC	ETF
DIEBOLD, INCORPORATED	DBD	Equity
Designer Brands Inc. (	DBI	Equity
PowerShares DB Oil Fund	DBO	ETF
DigitalBridge Group, Inc.	DBRG	Equity
DBV Technologies S.A.	DBVT	Equity
Dropbox, Inc.	DBX	Equity
Donaldson Company, Inc.	DCI	Equity
DCP Midstream, LP	DCP	Equity
Deciphera Pharmaceuticals, Inc.	DCPH	Equity
DECARBONIZATION PLUS ACQUISITION CORPORATION	DCRB	Equity
DUCK CREEK TECHNOLOGIES, INC.	DCT	Equity
DuPont de Nemours, Inc.	DD	Equity
3D SYSTEMS CORPORATION	DDD	Equity
ProShares Ultra Dow30	DDM	ETF
Datadog Inc	DDOG	Equity
DILLARD'S INC	DDS	Equity
DEERE & COMPANY	DE	Equity
DECKERS OUTDOOR CORPORATION	DECK	Equity
Douglas Emmett Inc	DEI	Equity
Dell Technologies, Inc.	DELL	Equity
WisdomTree Emerging Markets Eq Inc ETF	DEM	ETF
Denny's Corp.	DENN	Equity
DIAGEO PLC	DEO	Equity
Despegar.com, Corp.	DESP	Equity
WisdomTree Europe SmallCap Dividend Fund	DFE	ETF
Direxion Daily Aerospace & Defense Bull 3X Shares Direxion Daily Aerospace	DFEN	ETF
Donnelley Financial Solutions, Inc.	DFIN	Equity

MIAX Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
DISCOVER FINANCIAL SERVICES	DFS	Equity
DOLLAR GENERAL CORPORATION	DG	Equity
Digi International Inc	DGII	Equity
Digital Ally, Inc.	DGLY	Equity
iShares Core Dividend Growth ETF	DGRO	Equity
QUEST DIAGNOSTICS INC	DGX	Equity
Diversified Healthcare Trust (	DHC	Equity
DR HORTON INC.	DHI	Equity
DANAHER CORPORATION	DHR	Equity
DHT Holdings, Inc.	DHT	Equity
DHI Group, Inc.	DHX	Equity
SPDR DOW JONES INDUSTRIAL AVERAGE	DIA	ETF
ProShares Ultra Oil & Gas	DIG	ETF
DineEquity, Inc	DIN	Equity
Diodes Incorporated	DIOD	Equity
THE WALT DISNEY COMPANY	DIS	Equity
Discovery Communications, Inc. Class A	DISCA	Equity
Discovery Communications, Inc.	DISCK	Equity
DISH NETWORK CORPORATION	DISH	Equity
Delek US Holdings, Inc.	DK	Equity
Delek Logistics Partners LP	DKL	Equity
DraftKings Inc.	DKNG	Equity
DICK'S SPORTING GOODS INC.	DKS	Equity
DOLBY LABORATORIES, INC.	DLB	Equity
DLH HOLDINGS CORP.	DLHC	Equity
Dynagas LNG Partners LP	DLNG	Equity
Digital Realty Trust Inc	DLR	Equity
Duluth Holdings Inc.	DLTH	Equity
DOLLAR TREE, INC.	DLTR	Equity
DELUXE CORPORATION	DLX	Equity
Desktop Metal, Inc.	DM	Equity
Dorchester Minerals LP	DMLP	Equity
Digimarc Corporation	DMRC	Equity
DERMTECH, INC.	DMTK	Equity
DMY TECHNOLOGY GROUP, INC. III	DMYI	Equity
Dun & Bradstreet Holdings, Inc.	DNB	Equity
Denali Therapeutics Inc	DNLI	Equity
DANIMER SCIENTIFIC INC	DNMR	Equity
Denison Mines Corp.	DNN	Equity
NOW, INC.	DNOW	Equity
Physicians Realty Trust	DOC	Equity
Docusign Inc.	DOCU	Equity
ProShares Short Dow30	DOG	ETF
Domo, Inc.	DOMO	Equity
Masonite International Corporation	DOOR	Equity

MIAX Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
DOVER CORPORATION	DOV	Equity
Dow Inc.	DOW	Equity
AMDOCS LTD	DOX	Equity
Douyu International Holdings Ltd	DOYU	Equity
Ault Global Holdings, Inc.	DPW	Equity
DOMINO'S PIZZA INC	DPZ	Equity
Daqo New Energy Corp	DQ	Equity
DRDGOLD Ltd.	DRD	Equity
DUKE REALTY CORP.	DRE	Equity
DARDEN RESTAURANTS, INC.	DRI	Equity
Direxion Dly S&P Oil&Gs Ex&Prd Br 3X ETF	DRIP	ETF
GLOBAL X AUTONOMOUS & ELECTRIC VEHICLES ETF	DRIV	ETF
Direxion Daily Real Estate Bull 3x ETF	DRN	ETF
Dicerna Pharmaceuticals, Inc.	DRNA	Equity
DRIL-QUIP INC	DRQ	Equity
DURECT Corporation	DRRX	Equity
Direxion Daily Real Estate Bear 3x ETF	DRV	ETF
Drive Shack Inc.	DS	Equity
Daseke, Inc.	DSKE	Equity
DoubleLine Income Solutions Fund	DSL	Equity
DIANA SHIPPING INC	DSX	Equity
Dynatrace Inc	DT	Equity
DTE Energy Company	DTE	Equity
DAVIDsTEA Inc.	DTEA	Equity
Precision BioSciences Inc	DTIL	Equity
ProShares UltraShort Oil & Gas	DUG	ETF
DUKE ENERGY CORPORATION	DUK	Equity
Direxion Daily Gold Miners Bear 3X Shares	DUST	ETF
DaVita HealthCare Partners Inc.	DVA	Equity
DYNAVAX TECHNOLOGIES CORPORATION	DVAX	Equity
DEVON ENERGY CORPORATION	DVN	Equity
ISHARES DJ SELECT DIVIDEND	DVY	ETF
Dynex Capital, Inc.	DX	Equity
DXC Technology Company	DXC	Equity
DexCom, Inc.	DXCM	Equity
ProShares UltraShort Dow30 (25 Shares)	DXD	ETF
WISDOMTREE JAPAN HEDGED EQUITY FUND	DXJ	ETF
DXP Enterprises, Inc.	DXPE	Equity
Dixie Group Inc.	DXYN	Equity
DYCOM INDUSTRIES INC.	DY	Equity
DYADIC INTERNATIONAL, INC.	DYAI	Equity
DZS INC.	DZSI	Equity
ENI SpA	E	Equity
ELECTRONIC ARTS INC.	EA	Equity
GrafTech International Ltd.	EAF	Equity

MIAX Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
AURIS MEDICAL HOLDING LTD.	EARS	Equity
BRINKER INT'L, INC.	EAT	Equity
Eventbrite, Inc.	EB	Equity
EBAY INC.	EBAY	Equity
EASTERN BANKSHARES, INC.	EBC	Equity
Ebix, Inc.	EBIX	Equity
EBANG INTERNATIONAL HOLDINGS, INC.	EBON	Equity
Emergent Biosolutions, Inc.	EBS	Equity
Ecopetrol SA	EC	Equity
iShares MSCI Chile ETF	ECH	ETF
Echo Global Logistics, Inc.	ECHO	Equity
ECOLAB INC.	ECL	Equity
CHANNELADVISOR CORPORATION	ECOM	Equity
Encore Capital Group Inc	ECPG	Equity
CON EDISON	ED	Equity
EDAP TMS S.A.	EDAP	Equity
Direxion Daily Emerging Markets Bull 3X Shares (20	EDC	ETF
Editas Medicine, Inc.	EDIT	Equity
NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP	EDU	Equity
Direxion Daily Emerging Markets Bear 3X Share	EDZ	ETF
EURONET WORLDWIDE, INC.	EEFT	Equity
ISHARES MSCI EMERGING MARKETS INDEX	EEM	ETF
ProShares UltraShort MSCI Emerging Mkts	EEV	ETF
ISHARES MSCI EAFE INDEX	EFA	ETF
iShares Edge MSCI Min Vol EAFE	EFAV	ETF
Ellington Financial LLC	EFC	Equity
Enterprise Financial Services Corp	EFSC	Equity
EQUIFAX INC.	EFX	Equity
Egain Communications Corp.	EGAN	Equity
8x8 Inc	EGHT	Equity
ELDORADO GOLD CORPORATION	EGO	Equity
Eagle Pharmaceuticals Inc.	EGRX	Equity
VAALCO ENERGY INC	EGY	Equity
EHANG HOLDINGS LTD. SPONSORED ADR	EH	Equity
Encompass Health Corporation	EHC	Equity
eHealth, Inc.	EHTH	Equity
Eiger BioPharmaceuticals, Inc.	EIGR	Equity
EDISON INTERNATIONAL	EIX	Equity
EKSO BIONICS HOLDINGS, INC.	EKSO	Equity
THE EST	EL	Equity
Elanco Animal Health Incorporated	ELAN	Equity
e.l.f. Beauty, Inc.	ELF	Equity
ELOXX PHARMACEUTICALS, INC.	ELOX	Equity
Equity Lifestyle Properties, Inc.	ELS	Equity
ELEVATE CREDIT, INC	ELVT	Equity

MIAX Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
CALLAWAY GOLF CO	ELY	Equity
eMagin Corporation	EMAN	Equity
iShares J.P. Morgan USD Emerging Markets Bond ETF	EMB	ETF
EMCORE Corporation	EMKR	Equity
VanEck Vectors J.P. Morgan EM Local Currency Bond ETF	EMLC	ETF
EASTMAN CHEMICAL COMPANY	EMN	Equity
EMERSON ELECTRIC COMPANY	EMR	Equity
Enbridge Inc	ENB	Equity
ENABLE MIDSTREAM PARTNERS, LP	ENBL	Equity
ENDO HEALTH SOLUTIONS INC.	ENDP	Equity
ENGLOBAL CORPORATION	ENG	Equity
EnLink Midstream, LLC	ENLC	Equity
ENLIVEX THERAPEUTICS LTD.	ENLV	Equity
Enphase Energy Inc.	ENPH	Equity
Energizer Holdings, Inc.	ENR	Equity
Enersys	ENS	Equity
Enanta Pharmaceuticals, Inc.	ENTA	Equity
Entegris, Inc.	ENTG	Equity
Envestnet, Inc.	ENV	Equity
Enova International, Inc.	ENVA	Equity
ENZO BIOCHEM INC.	ENZ	Equity
EOG RESOURCES, INC.	EOG	Equity
Evolus, Inc.	EOLS	Equity
Eos Energy Enterprises, Inc.	EOSE	Equity
Actuant Corporation	EPAC	Equity
EPAM Systems, Inc.	EPAM	Equity
Bottomline Technologies (de), Inc.	EPAY	Equity
Edgewell Personal Care Company	EPC	Equity
ENTERPRISE PRODUCTS PARTNERS L.P.	EPD	Equity
WisdomTree India Earning Fund	EPI	ETF
Evolution Petroleum Corporation	EPM	Equity
iShares MSCI Pacific ex Japan ETF	EPP	Equity
EPR Properties	EPR	Equity
ProShares UltraShort FTSE Europe	EPV	ETF
Epizyme, Inc.	EPZM	Equity
EQUITY COMMONWEALTH	EQC	Equity
AXA Equitable Holdings, Inc.	EQH	Equity
EQUINIX, INC.	EQIX	Equity
Equinor ASA	EQNR	Equity
DIGINEX LIMITED	EQOS	Equity
EQUITY RESIDENTIAL	EQR	Equity
EQT Corporation	EQT	Equity
Equinox Gold Corp.	EQX	Equity
Enerplus Corporation	ERF	Equity
Ericsson	ERIC	Equity

MIAX Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
Energy Recovery Inc.	ERII	Equity
Embraer S.A.	ERJ	Equity
DIREXION DAILY ENERGY BULL 3X SHARES	ERX	ETF
Direxionshares Daily Energy Bear 3X Shares	ERY	ETF
Eversource Energy	ES	Equity
Escalade, Incorporated	ESCA	Equity
Eros STX Global Corporation	ESGC	Equity
Element Solutions Inc.	ESI	Equity
Essent Group Ltd.	ESNT	Equity
Esperion Therapeutics, Inc.	ESPR	Equity
Empire State Realty Trust, Inc.	ESRT	Equity
Essex Property Trust Inc.	ESS	Equity
Elastic N.V.	ESTC	Equity
EARTHSTONE ENERGY, INC.	ESTE	Equity
Energy Transfer LP	ET	Equity
Ethan Allen Interiors Inc.	ETH	Equity
EATON CORPORATION PLC	ETN	Equity
ENTERGY CORPORATION	ETR	Equity
Equitrans Midstream Corp	ETRN	Equity
Etsy,Inc.	ETSY	Equity
E2open Parent Holdings, Inc.	ETWO	Equity
iShares MSCI Europe Financials ETF	EUFN	ETF
PROSHARES ULTRASHORT EURO	EUO	ETF
Euronav NV	EURN	Equity
Enviva Partners, LP	EVA	Equity
Everbridge, Inc.	EVBG	Equity
Entravision Communications Corporation	EVC	Equity
EverQuote Inc	EVER	Equity
Evofem Biosciences, Inc.	EVFM	Equity
EVOGENE LTD	EVGN	Equity
Evolent Health, Inc.	EVH	Equity
Evoke Pharma, Inc.	EVOK	Equity
Evercore Partners Inc.	EVR	Equity
Evergy, Inc.	EVRG	Equity
Everi Holdings Inc.	EVRI	Equity
EVERTEC, Inc.	EVTC	Equity
EDWARDS LIFESCIENCES CORP.	EW	Equity
ISHARES MSCI AUSTRALIA INDEX	EWA	ETF
EAST WEST BANCORP INC	EWBC	Equity
iShares Canada Index ETF	EWC	ETF
iShares MSCI Germany Index Fund ETF	EWG	ETF
ISHARES MSCI HONG KONG INDEX	EWH	ETF
iShares MSCI Italy Index Fund	EWI	ETF
ISHARES MSCI JAPAN INDEX	EWJ	ETF
ISHARES MSCI MALAYSIA INDEX ETF	EWM	ETF

MIAX Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
iShares MSCI Spain Capped	EWP	ETF
iShares MSCI France	EWQ	ETF
iShares MSCI Singapore	EWS	ETF
ISHARES TAIWAN INDEX ETF	EWT	ETF
iShares MSCI United Kingdom Index ETF	EWU	ETF
ISHARES MSCI MEXICO CAPPED ETF	EWW	ETF
ISHARES MSCI SOUTH KOREA CAPPED INDEX	EWY	ETF
ISHARES MSCI BRAZIL CAPPED INDEX	EWZ	ETF
Exact Sciences Corp.	EXAS	Equity
EXELON CORPORATION	EXC	Equity
EXELIXIS, INC.	EXEL	Equity
Endeavour Silver Corp.	EXK	Equity
ExlService Holdings, Inc.	EXLS	Equity
EAGLE MATERIALS INC.	EXP	Equity
EXPEDITORS INTERNATIONAL	EXPD	Equity
EXPEDIA INC.	EXPE	Equity
eXp World Holdings, Inc.	EXPI	Equity
EXPRESS INC.	EXPR	Equity
Extra Space Storage Inc.	EXR	Equity
EXTREME METWORKS, INC.	EXTR	Equity
National Vision Holdings, Inc.	EYE	Equity
SECOND SIGHT MED PRODUCTS INC	EYES	Equity
EyePoint Pharmaceuticals, Inc.	EYPT	Equity
iShares MSCI South Africa Index	EZA	ETF
EZCORP, INC	EZPW	Equity
iShares MSCI Eurozone	EZU	ETF
FORD MOTOR COMPANY	F	Equity
First American Financial Corporation	FAF	Equity
DIAMONDBACK ENERGY, INC.	FANG	Equity
DIREXION DAILY FINANCIAL BULL 3X SHARES	FAS	ETF
FASTENAL COMPANY	FAST	Equity
Fate Therapeutics, Inc.	FATE	Equity
DIREXION DAILY FINANCIAL BEAR 3X SHARES	FAZ	ETF
FACEBOOK, INC.	FB	Equity
Flagstar Bancorp Inc.	FBC	Equity
Fortune Brands Home & Security Inc.	FBHS	Equity
FORTRESS BIOTECH, INC.	FBIO	Equity
FB Financial Corporation	FBK	Equity
First Bancorp	FBNC	Equity
First BanCorp	FBP	Equity
Franklin Covey Co.	FC	Equity
FALCON CAPITAL ACQUISITION CORP	FCAC	Equity
FUELCELL ENERGY, INC.	FCEL	Equity
First Trust ISE-Revere Natural Gas ETF	FCG	ETF
FTI CONSULTING, INC.	FCN	Equity

MIAX Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
First Eagle Alternative Capital BDC, Inc.	FCRD	Equity
FREEPORT-MCMORAN COPPER & GOLD INC.	FCX	Equity
First Trust Dow Jones Internet ETF	FDN	ETF
Fresh Del Monte Produce Inc.	FDP	Equity
FACTSET RESEARCH SYSTEMS	FDS	Equity
Fidus Investment Corporation	FDUS	Equity
FEDEX CORPORATION	FDX	Equity
FIRSTENERGY CORP.	FE	Equity
Fennec Pharmaceuticals Inc.	FENC	Equity
PHOENIX NEW MEDIA LIMITED	FENG	Equity
FIREEYE, INC.	FEYE	Equity
SPDR EURO STOXX 50 ETF	FEZ	ETF
FutureFuel Corp	FF	Equity
F5 NETWORKS, INC.	FFIV	Equity
FibroGen, Inc.	FGEN	Equity
Federated Hermes, Inc.	FHI	Equity
FIRST HORIZON NATIONAL CORPORATION	FHN	Equity
Frank's International N.V.	FI	Equity
FAIR ISAAC CORPORATION	FICO	Equity
FORUM MERGER III CORPORATION	FIII	Equity
FinVolution Group	FINV	Equity
Fidelity National Information Services, Inc.	FIS	Equity
FISERV INC	FISV	Equity
FIFTH THIRD BANCORP	FITB	Equity
Five Below Inc	FIVE	Equity
DEFIANCE NEXT GEN CONNECTIVITY ETF	FIVG	Equity
Five9, Inc.	FIVN	Equity
Comfort Systems USA Inc.	FIX	Equity
Homology Medicines, Inc.	FIXX	Equity
National Beverage Corp	FIZZ	Equity
FOOT LOCKER, INC.	FL	Equity
Fluidigm Corporation	FLDM	Equity
FLEXTRONICS LTD	FLEX	Equity
Fulgent Genetics, Inc.	FLGT	Equity
Fluent, Inc.	FLNT	Equity
FLOWERS FOODS, INC.	FLO	Equity
SPX FLOW, Inc.	FLOW	Equity
FLUOR CORPORATION	FLR	Equity
Flowserve Corp.	FLS	Equity
Fleetcor Technologies Inc.	FLT	Equity
1-800-Flowers.com Inc.	FLWS	Equity
Flexion Therapeutics, Inc.	FLXN	Equity
FLY LEASING LIMITED	FLY	Equity
iShares MSCI Frontier 100 ETF	FM	ETF
FIRSTMARK HORIZON ACQUISITION CORP	FMAC	Equity

MIAX Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
FMC CORPORATION	FMC	Equity
Fomento Economico Mexicano, S.A.B. de C.V.	FMX	Equity
Fabrinet	FN	Equity
F N B Corp. PA	FNB	Equity
Floor & Decor Holdings, Inc.	FND	Equity
FIDELITY NATIONAL FINANCIAL	FNF	Equity
MicroSectors FANG+ ETN	FNGS	ETF
Funko, Inc.	FNKO	Equity
Franco-Nevada Corporation	FNV	Equity
Finance of America Companies Inc.	FOA	Equity
Focus Financial Partners Inc.	FOCS	Equity
Amicus Therapeutics, Inc.	FOLD	Equity
Forestar Group Inc.	FOR	Equity
FormFactor Inc.	FORM	Equity
FOSSIL, INC.	FOSL	Equity
Shift4 Payments, Inc.	FOUR	Equity
(New) Fox Corporation Class A	FOXA	Equity
Fox Factory Holding Corp.	FOXF	Equity
FAR PEAK ACQUISITION CORP.	FPAC	Equity
Farmland Partners Inc.	FPI	Equity
First Industrial Realty Trust	FR	Equity
Republic First Bancorp Inc.	FRBK	Equity
First Republic Bank	FRC	Equity
Whole Earth Brands, Inc.	FREE	Equity
FREQUENCY THERAPEUTICS, INC.	FREQ	Equity
Fiesta Restaurant Group Inc	FRGI	Equity
FRONTLINE LIMITED	FRO	Equity
JFROG LTD.	FROG	Equity
Freshpet, Inc.	FRPT	Equity
FORESIGHT AUTONOMOUS HOLDINGS LTD	FRSX	Equity
Federal Realty Investment Trust	FRT	Equity
Forterra, Inc.	FRTA	Equity
FOREST ROAD ACQUISITION CORP	FRX	Equity
FS KKR Capital Corp.	FSK	Equity
FIRST SOLAR, INC.	FSLR	Equity
Fastly, Inc.	FSLY	Equity
Fortuna Silver Mines Inc.	FSM	Equity
Fisker Inc.	FSR	Equity
FAST ACQUISTION CORP	FST	Equity
LB Foster Co.	FSTR	Equity
Fortress Transportation and Infrastructure Investors LLC	FTAI	Equity
Farfetch Limited	FTCH	Equity
frontdoor, inc.	FTDR	Equity
Fuel Tech inc.	FTEK	Equity
FUTURE FINTECH GROUP INC.	FTFT	Equity

MIAX Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
FMC TECHNOLOGIES, INC.	FTI	Equity
Flotek Industries Inc	FTK	Equity
FORTINET INC.	FTNT	Equity
FTAC OLYMPUS ACQUISITION CORP.	FTOC	Equity
Fortive Corporation	FTV	Equity
FUBOTV INC.	FUBO	Equity
Fulton Financial Corporation	FULT	Equity
CEDAR FAIR, L.P.	FUN	Equity
FUSION ACQUISITION CORP.	FUSE	Equity
Futu Holdings Limited	FUTU	Equity
Arcimoto, Inc.	FUV	Equity
Fiverr International Ltd.	FVRR	Equity
Formula One Group	FWONA	Equity
Liberty Media Corporation Series C Liberty Formula One	FWONK	Equity
CurrencyShares Australian Dollar Trust	FXA	ETF
CurrencyShares British Pound Sterling Trust	FXB	ETF
CurrencyShares Canadian Dollar Trust	FXC	ETF
CURRENCYSHARES EURO TRUST	FXE	ETF
CurrencyShares Swiss Franc ETF	FXF	ETF
First Trust Health Care AlphaDEX ETF	FXH	ETF
ISHARES FTSE CHINA 25 INDEX FUND	FXI	ETF
ProShares UltraShort FTSE China 50	FXP	ETF
CURRENCYSHARES JAPANESE YEN TRUST	FXY	ETF
GENPACT LIMITED	G	Equity
Gaia, Inc.	GAIA	Equity
Gladstone Investment Corporation	GAIN	Equity
GALECTIN THERAPEUTICS, INC.	GALT	Equity
WEDBUSH ETFMG VIDEO GAME TECH ETF	GAMR	ETF
GAN Limited	GAN	Equity
GATX Corporation	GATX	Equity
Galiano Gold Inc.	GAU	Equity
Golub Capital BDC, Inc.	GBDC	Equity
GREENBOX POS	GBOX	Equity
Global Blood Therapeutics, Inc.	GBT	Equity
THE GREENBRIER COMPANIES, INC.	GBX	Equity
Gannett Co., Inc.	GCI	Equity
Genesco Inc.	GCO	Equity
GENERAL DYNAMICS CORPORATION	GD	Equity
GoDaddy Inc.	GDDY	Equity
Golden Entertainment, Inc.	GDEN	Equity
Green Dot Corporation	GDOT	Equity
GOODRX HOLDINGS INC	GDRX	Equity
GDS Holdings Limited	GDS	Equity
MARKET VECTORS GOLD MINERS ETF	GDX	ETF
VANECK VECTORS JUNIOR GOLD MINERS ETF	GDXJ	ETF

MIAX Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
GENERAL ELECTRIC COMPANY	GE	Equity
Greif, Inc.	GEF	Equity
Genesis Energy L.P.	GEL	Equity
Genetic Technologies Limited	GENE	Equity
Genius Sports Limited	GENI	Equity
GEO Group Inc (The)	GEO	Equity
GEOSPACE TECHNOLOGIES CORPORATION	GEOS	Equity
GERON CORPORATION	GERN	Equity
GUESS? INC.	GES	Equity
GEVO, INC.	GEVO	Equity
Griffon Corporation	GFF	Equity
GOLD FIELDS LTD.	GFI	Equity
GFL Environmental Inc.	GFL	Equity
GRUPO FINANCIERO GALICIA S.A.	GGAL	Equity
GERDAU S.A. (ADR)	GGB	Equity
GRACO, INC.	GGG	Equity
Guardant Health, Inc.	GH	Equity
Greenhill & Co., Inc.	GHL	Equity
GORES HOLDINGS VI, INC.	GHVI	Equity
CGI Group Inc.	GIB	Equity
G-III Apparel Group Ltd	GIII	Equity
Gildan Activewear Inc	GIL	Equity
GILEAD SCIENCES INC.	GILD	Equity
Gilat Satellite Networks Ltd.	GILT	Equity
GENERAL MILLS, INC.	GIS	Equity
Glaukos Corporation	GKOS	Equity
Globe Life Inc.	GL	Equity
Gladstone Capital Corporation	GLAD	Equity
SPDR GOLD TRUST	GLD	ETF
Great Lakes Dredge & Dock	GLDD	Equity
ProShares UltraShort Gold	GLL	ETF
Golar LNG ltd	GLNG	Equity
Globant S.A.	GLOB	Equity
GasLog Partners LP	GLOP	Equity
Global Partners LP	GLP	Equity
Galapagos NV	GLPG	Equity
Gaming and Leisure Properties Inc	GLPI	Equity
Greenlight Capital Re, Ltd.	GLRE	Equity
CORNING INC.	GLW	Equity
GlycoMimetics, Inc.	GLYC	Equity
GENERAL MOTORS COMPANY	GM	Equity
Genmab A/S	GMAB	Equity
ESPORTS ENTERTAINMENT GROUP	GMBL	Equity
GAMIDA CELL LTD	GMDA	Equity
GAMESTOP CORPORATION	GME	Equity

MIAX Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
GLOBUS MEDICAL, INC.	GMED	Equity
Global Medical REIT Inc.	GMRE	Equity
GMS Inc.	GMS	Equity
Gemini Therapeutics, Inc.	GMTX	Equity
Genocea Biosciences, Inc.	GNCA	Equity
Genie Energy Ltd.	GNE	Equity
GENCO SHIPPING & TRADING LTD	GNK	Equity
Global Net Lease, Inc.	GNL	Equity
GREENLANE HOLDINGS, INC	GNLN	Equity
Golden Nugget Online Gaming, Inc.	GNOG	Equity
Genprex, Inc.	GNPX	Equity
Generac Holdings Inc	GNRC	Equity
Genasys Inc.	GNSS	Equity
GENTEX CORP.	GNTX	Equity
Genius Brands International, Inc.	GNUS	Equity
GENWORTH FINANCIAL INC.	GNW	Equity
Grocery Outlet Holding Corp	GO	Equity
GOHEALTH INC	GOCO	Equity
Canoo Inc.	GOEV	Equity
Golden Ocean Group Limited	GOGL	Equity
GOGO, INC.	GOGO	Equity
GOL LINHAS AEREAS INTELIGENTIEGOL LINHAS AEREAS INTELIGENTIES SAS SA	GOL	Equity
Barrick Gold Corporation	GOLD	Equity
Gladstone Commercial Corporation	GOOD	Equity
Alphabet Inc. Class C	GOOG	Equity
Alphabet Inc. Class A	GOOGL	Equity
Canada Goose Holdings Inc.	GOOS	Equity
Gold Resource Corporation	GORO	Equity
Gossamer Bio Inc	GOSS	Equity
GSX Techedu Inc.	GOTU	Equity
GREENPOWER MOTOR COMPANY INC.	GP	Equity
GENUINE PARTS	GPC	Equity
GROUP 1 AUTOMOTIVE INC.	GPI	Equity
Graphic Packaging Holding Company	GPK	Equity
Granite Point Mortage Trust Inc.	GPMT	Equity
GLOBAL PAYMENTS INC.	GPN	Equity
GREEN PLAINS PARTNERS LP	GPP	Equity
Green Plains Renewable Energy, Inc.	GPRE	Equity
Geopark Ltd	GPRK	Equity
GOPRO, INC.	GPRO	Equity
GAP INC.	GPS	Equity
W.R. GRACE & CO.	GRA	Equity
Green Brick Partners, Inc.	GRBK	Equity
Global X MSCI Greece ETF	GREK	ETF
Grifols SA	GRFS	Equity

MIAX Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
GARMIN LTD.	GRMN	Equity
U.S. Global Investors, Inc.	GROW	Equity
GROUPON, INC.	GRPN	Equity
GRITSTONE ONCOLOGY INC	GRTS	Equity
GrowGeneration Corp.	GRWG	Equity
THE GOLDMAN SACHS GROUP, INC.	GS	Equity
Globalstar, Inc	GSAT	Equity
iShares S&P GSCI Commodity Indexed Trust	GSG	ETF
Goosehead Insurance, Inc	GSHD	Equity
GLAXOSMITHKLINE PLC	GSK	Equity
GreenSky, Inc.	GSKY	Equity
Globe Specialty Metals Inc	GSM	Equity
GOLDEN STAR RESOURCES LTD	GSS	Equity
GOODYEAR TIRE & RUBBER COMPANY	GT	Equity
Gran Tierra Energy Inc.	GTE	Equity
Gates Industrial Corporation plc	GTES	Equity
G1 Therapeutics, Inc.	GTHX	Equity
Chart Industries Inc	GTLS	Equity
Gray Television, Inc.	GTN	Equity
GTT Communications, Inc.	GTT	Equity
Getty Realty Corp.	GTY	Equity
Direxion Dly S&P Oil&Gs Ex&Prd Bl 3X ETF	GUSH	ETF
Granite Construction Incorporated	GVA	Equity
Great Western Bancorp Inc.	GWB	Equity
Guidewire Software, Inc.	GWRE	Equity
GRAINGER, W.W. INC.	GWW	Equity
Global X MSCI Colombia ETF	GXG	ETF
GX ACQUISITION CORP.	GXGX	Equity
Hyatt Hotels Corporation	H	Equity
Hawaiian Holdings, Inc.	HA	Equity
HEALTH ASSURANCE ACQUISITION CORPRP	HAAC	Equity
PureFunds ISE Cyber Security ETF	HACK	ETF
Haemonetics Corporation	HAE	Equity
THE HAIN CELESTIAL GROUP, INC.	HAIN	Equity
HALLIBURTON COMPANY	HAL	Equity
Hallmark Financial Services, Inc.	HALL	Equity
Halozyme Therapeutics Inc.	HALO	Equity
Harpoon Therapeutics, Inc.	HARP	Equity
HASBRO INC.	HAS	Equity
Hannon Armstrong Sustainable Infrastructure Capital, Inc.	HASI	Equity
HAYWARD HOLDINGS INC	HAYW	Equity
HUNTINGTON BANCSHARES INCORPORATED	HBAN	Equity
Hanesbrands Inc.	HBI	Equity
HudBay Minerals, Inc.	HBM	Equity
Huttig Building Products, Inc.	HBP	Equity

MIAX Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
HCA HOLDINGS, INC.	HCA	Equity
Health Catalyst, Inc.	HCAT	Equity
Warrior Met Coal, Inc.	HCC	Equity
HC2 Holdings, Inc.	HCHC	Equity
Healthcare Services Group, Inc.	HCSG	Equity
THE HOME DEPOT, INC.	HD	Equity
HDFC BANK LTD	HDB	Equity
AdvisorShares Ranger Equity Bear ETF	HDGE	ETF
Hudson Technologies, Inc.	HDSN	Equity
Hawaiian Electric Industries Inc.	HE	Equity
Turtle Beach Corporation	HEAR	Equity
WisdomTree Europe Hedged Equity Fund	HEDJ	ETF
H&E Equipment Services, Inc.	HEES	Equity
HEICO Corporation	HEI	Equity
HELEN OF TROY LTD	HELE	Equity
Holly Energy Partners L.P.	HEP	Equity
HEPION PHARMACEUTICALS, INC.	HEPA	Equity
GLOBAL X VIDEO GAMES & ESPORTS ETF	HERO	ETF
HESS CORPORATION	HES	Equity
Hess Midstream LP	HESM	Equity
HEXO Corp.	HEXO	Equity
HOLLYFRONTIER CORPORATION	HFC	Equity
HUMANIGEN INC	HGEN	Equity
Hilton Grand Vacations Inc.	HGV	Equity
The Howard Hughes Corporation	HHC	Equity
Hillenbrand Inc	HI	Equity
Hibbett Sports Inc	HIBB	Equity
THE HARTFORD FINANCIAL SERVICES GROUP, INC.	HIG	Equity
Huntington Ingalls Industries, Inc.	HII	Equity
Hims & Hers Health, Inc.	HIMS	Equity
Himax Technologies, Inc.	HIMX	Equity
HIGHWOODS PROPERTIES, INC.	HIW	Equity
HECLA MINING COMPANY	HL	Equity
HERBALIFE LTD.	HLF	Equity
Harmonic Inc	HLIT	Equity
HILTON WORLDWIDE HOLDINGS INC.	HLT	Equity
HELIX ENERGY SOLUTIONS GROUP INC	HLX	Equity
HONDA MOTOR COMPANY LTD	HMC	Equity
Houghton Mifflin Harcourt Co.	HMHC	Equity
HARMONY GOLD MINING COMPANY LIMITED	HMY	Equity
HALL OF FAME RESORT & ENTERTAINMENT COMPANY	HOFV	Equity
HARLEY-DAVIDSON, INC.	HOG	Equity
HOLICITY INC	HOL	Equity
Hollysys Automation Technologies Ltd.	HOLI	Equity
HOLOGIC, INC.	HOLX	Equity

MIAX Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
Home Bancshares, Inc.	HOMB	Equity
At Home Group Inc.	HOME	Equity
HONEYWELL INTERNATIONAL INC.	HON	Equity
HOOKIPA PHARMA, INC.	HOOK	Equity
HELMERICH & PAYNE INC	HP	Equity
Hewlett Packard Enterprise Company	HPE	Equity
Hudson Pacific Properties Inc.	HPP	Equity
HP Inc.	HPQ	Equity
HealthEquity, Inc.	HQY	Equity
Healthcare Realty Trust Incorporated	HR	Equity
H&R BLOCK, INC.	HRB	Equity
Hill-Rom Holdings, Inc.	HRC	Equity
Herc Holdings Inc.	HRI	Equity
HORMEL FOODS CORPORATION	HRL	Equity
Harrow Health Inc	HROW	Equity
Heritage Insurance Holdings, Inc.	HRTG	Equity
Heron Therapeutics, Inc.	HRTX	Equity
Horizon Technology Finance Corp	HRZN	Equity
HSBC HOLDINGS PLC	HSBC	Equity
Harsco Corporation	HSC	Equity
Henry Schein, Inc.	HSIC	Equity
Heidrick & Struggles International Inc.	HSII	Equity
Host Hotels & Resorts	HST	Equity
HealthStream Inc	HSTM	Equity
HERSHEY CO THE	HSY	Equity
Hersha Hospitality Trust	HT	Equity
Healthcare Trust of America Inc.	HTA	Equity
HEAT BIOLOGICS, INC.	HTBX	Equity
Hercules Capital, Inc.	HTGC	Equity
Hilltop Holdings Inc.	HTH	Equity
China Lodging Group, Limited	HTHT	Equity
HEARTLAND EXPRESS, INC.	HTLD	Equity
Hub Group, Inc.	HUBG	Equity
HubSpot, Inc.	HUBS	Equity
FSD Pharma Inc.	HUGE	Equity
HUMANA INC.	HUM	Equity
HUNTSMAN CORPORATION	HUN	Equity
HUYA Inc.	HUYA	Equity
Hancock Whitney Corporation	HWC	Equity
Howmet Aerospace Inc	HWM	Equity
HEXCEL CORPORATION	HXL	Equity
Market Vectors High Yield Municipal Index ETF	HYD	ETF
HYDROFARM HOLDINGS GROUP, INC	HYFM	Equity
ISHARES IBOXX $ HIGH YIELD CORPORATE BOND	HYG	ETF
AdvisorShares Peritus High Yield ETF	HYLD	ETF

MIAX Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
Hyliion Holdings Corporation	HYLN	Equity
HYCROFT MINING HOLDING	HYMC	Equity
HyreCar Inc.	HYRE	Equity
Horizon Global Corporation	HZN	Equity
Horizon Pharma, Inc.	HZNP	Equity
MARINEMAX , INC.	HZO	Equity
HORIZON ACQUISITION CORP. II	HZON	Equity
IAA, Inc.	IAA	Equity
IAC/InterActiveCorp	IAC	Equity
IAMGOLD CORPORATION	IAG	Equity
Integra LifeSciences Holdings Corporation	IART	Equity
iShares US Regional Banks	IAT	ETF
iShares Gold Trust	IAU	ETF
ISHARES NASDAQ BIOTECHNOLOGY	IBB	ETF
Independent Bank Corp/MI	IBCP	Equity
iBio, Inc.	IBIO	Equity
Interactive Brokers Group Inc	IBKR	Equity
INTERNATIONAL BUSINESS MACHINES CORPORATION	IBM	Equity
ICICI BANK LIMITED	IBN	Equity
Installed Building Products, Inc.	IBP	Equity
ImmunityBio, Inc.	IBRX	Equity
iCAD Inc.	ICAD	Equity
Intercontinental Exchange Inc	ICE	Equity
Ichor Holdings, Ltd.	ICHR	Equity
iClick Interactive Asia Group Limited	ICLK	Equity
iShares Global Clean Energy ETF	ICLN	ETF
ICON Public Limited Company	ICLR	Equity
ICONIX BRAND GROUP INC	ICON	Equity
INTERCEPT PHARMACEUTICALS, INC.	ICPT	Equity
ICU MEDICAL, INC.	ICUI	Equity
INTERDIGITAL, INC.	IDCC	Equity
Ideanomics, Inc.	IDEX	Equity
Intellicheck, Inc.	IDN	Equity
IDERA PHARMACEUTICALS, INC.	IDRA	Equity
ISHARES SELF-DRIVING EV AND TECH ETF	IDRV	ETF
IDT Corporation	IDT	Equity
iShares International Select Dividend ETF	IDV	ETF
IDEXX Laboratories, Inc.	IDXX	Equity
INFRASTRUCTURE AND ENERGY ALTERNATIVES, INC.	IEA	Equity
iShares 7 -10 Year Treasury Bond ETF	IEF	ETF
iShares Core MSCI EAFE ETF	IEFA	ETF
iShares 3-7 Year Treasury Bond ETF	IEI	ETF
iShares Core MSCI Emerging Markets	IEMG	ETF
iShares U.S. Oil&Gas Explor&Prodtn	IEO	ETF
ICAHN ENTERPRISES, L.P.	IEP	Equity

MIAX Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
iShares Europe	IEV	ETF
IDEX Corporation	IEX	Equity
iShares U.S. Oil Equipment&Services	IEZ	ETF
International Flavors & Fragrances Inc.	IFF	Equity
InflaRx N.V.	IFRX	Equity
IG ACQUISITION CORP	IGAC	Equity
iShares Expanded Tech Sector ETF	IGM	ETF
IGM Biosciences, Inc	IGMS	Equity
iShares North American Tech-Multimd Ntwk	IGN	ETF
International Game Technology Plc	IGT	Equity
Tech-Software Sector ETF	IGV	ETF
iShares U.S. Medical Devices ETF	IHI	ETF
iHeartMedia Inc	IHRT	Equity
Innovative Industrial Properties, Inc.	IIPR	Equity
II-VI INCORPORATED	IIVI	Equity
iShares Core S&P Mid-Cap ETF	IJH	ETF
iShares Core S&P Small-Cap ETF	IJR	ETF
iShares S&P Small-Cap 600 Value	IJS	ETF
iShares Latin America 40	ILF	ETF
ILLUMINA INC.	ILMN	Equity
IMAX CORPORATION	IMAX	Equity
IMMUNOGEN INC	IMGN	Equity
Impac Mortgage Holdings Inc.	IMH	Equity
Ingles Markets, Incorporated	IMKTA	Equity
IMMERSION CORP	IMMR	Equity
IMPERIAL OIL LTD.	IMO	Equity
Immunic, Inc	IMUX	Equity
IMV Inc	IMV	Equity
IMMUNOVANT INC	IMVT	Equity
INCYTE GENOMICS INC	INCY	Equity
iShares MSCI India	INDA	ETF
indie Semiconductor, Inc	INDI	Equity
Direxion Daily India Bull 3x ETF	INDL	ETF
INFINITY PHARMACEUTICALS, INC.	INFI	Equity
HORIZON KINETICS INFLATION BENEFICIARIES ETF	INFL	ETF
Infinera Corporation	INFN	Equity
IHS Markit Ltd.	INFO	Equity
INFOSYS LTD.	INFY	Equity
ING GROEP N.V.	ING	Equity
Inogen, Inc.	INGN	Equity
Ingredion Incorporated	INGR	Equity
InMode Ltd.	INMD	Equity
Summit Hotel Properties, Inc.	INN	Equity
INOVIO PHARMACEUTICALS, INC.	INO	Equity
Innodata Inc	INOD	Equity

MIAX Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
Inovalon Holdings, Inc.	INOV	Equity
Inseego Corporation	INSG	Equity
Insmed, Inc.	INSM	Equity
Inspire Medical Systems Inc	INSP	Equity
International Seaways, Inc	INSW	Equity
World Fuel Services Corporation	INT	Equity
INTEL CORPORATION	INTC	Equity
INTUIT CORP	INTU	Equity
Innoviva, Inc.	INVA	Equity
Identiv Inc.	INVE	Equity
Invitation Homes Inc.	INVH	Equity
Innoviz Technologies Ltd.	INVZ	Equity
ION Geophysical Corporation	IO	Equity
Ionis Pharmaceuticals, Inc.	IONS	Equity
Iovance Biotherapeutics, Inc.	IOVA	Equity
INTERNATIONAL PAPER COMPANY	IP	Equity
THE INTERPUBLIC GROUP OF COMPANIES, INC.	IPG	Equity
IPG Photonics Corp	IPGP	Equity
Intrepid Potash, Inc.	IPI	Equity
Renaissance IPO ETF	IPO	ETF
SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORPORATION IV	IPOD	Equity
SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORPORATION VI	IPOF	Equity
iQIYI, Inc.	IQ	Equity
IQVIA Holdings Inc.	IQV	Equity
INGERSOLL-RAND PLC	IR	Equity
iShares Robo and Artificial Intel Multisector ETF	IRBO	ETF
iRobot Corporation	IRBT	Equity
Iridium Communications Inc.	IRDM	Equity
IRON MOUNTAIN INC. (elec div)	IRM	Equity
Independence Realty Trust, Inc.	IRT	Equity
iRhythm Technologies, Inc	IRTC	Equity
Ironwood Pharmaceuticals Inc	IRWD	Equity
Investors Bancorp, Inc	ISBC	Equity
IVERIC bio, Inc.	ISEE	Equity
INTUITIVE SURGICAL, INC.	ISRG	Equity
Gartner, Inc.	IT	Equity
iShares US Aerospace and Defense ETF	ITA	ETF
ISHARES U.S. HOME CONSTRUCTION ETF	ITB	ETF
Intra-Cellular Therapies, Inc.	ITCI	Equity
Integer Holdings Corporation	ITGR	Equity
Iteris, Inc.	ITI	Equity
ITRON, INC.	ITRI	Equity
ITT Inc.	ITT	Equity
ITAU UNIBANCO HOLDING S.A.	ITUB	Equity
ILLINOIS TOOL WORKS INC.	ITW	Equity

MIAX Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
Intevac Inc.	IVAC	Equity
Invacare Corporation	IVC	Equity
iShares S&P 500 Value Index Fund	IVE	ETF
QUADRATIC INTEREST RATE VOL. AND INFLATION ETF	IVOL	ETF
INVESCO MORTGAGE CAPITAL INCCOM	IVR	Equity
iShares Core S&P 500 ETF	IVV	ETF
iShares S&P 500 Growth ETF	IVW	ETF
Invesco Ltd	IVZ	Equity
iShares Russell 1000	IWB	ETF
iSHARES RUSSELL MICROCAP INDEX	IWC	ETF
ISHARES RUSSELL 1000 VALUE ETF	IWD	ETF
iShares Russell 1000 Growth ETF	IWF	ETF
ISHARES RUSSELL 2000 INDEX	IWM	ETF
ISHRS RUSSELL 2000 VALUE ETF	IWN	ETF
ISHRS RUSSELL 2000 GROWTH INDX	IWO	ETF
iShares Russell Midcap Growth Index Fund ETF	IWP	ETF
ISHARES RUSSELL MIDCAP INDEX FUND	IWR	ETF
ISHARES RUSSELL MIDCAP VALUE INDEX FUND	IWS	ETF
ISHARES DJ US ENERGY SECTOR ETF	IYE	ETF
ISHARES DOW JONES U.S. BASIC MATERIALS SECT	IYM	ETF
ISHARES DOW JONES US REAL ESTATE	IYR	ETF
ISHARES DOW JONES TRANSPORTATION AVERAGE	IYT	ETF
iShares US Technology	IYW	ETF
iShares US Telecommunications	IYZ	ETF
IZEA WORLDWIDE, INC.	IZEA	Equity
Jacobs Engineering Group Inc.	J	Equity
JACK IN THE BOX, INC	JACK	Equity
JAGUAR HEALTH, INC.	JAGX	Equity
Jamf Holding Corp	JAMF	Equity
Jazz Pharmaceuticals Plc	JAZZ	Equity
JB HUNT TRANSPORT SERVICES INC.	JBHT	Equity
Janus International Group, Inc.	JBI	Equity
JABIL CIRCUIT INC.	JBL	Equity
JETBLUE AIRWAYS CORPORATI	JBLU	Equity
John Bean Technologies Corporation	JBT	Equity
Johnson Controls International plc	JCI	Equity
j2 Global, Inc.	JCOM	Equity
JD.COM, INC.	JD	Equity
DIREXION DAILY JR GLD MNRS BEAR 3X ETF	JDST	ETF
Jefferies Financial Group Inc.	JEF	Equity
JELD-WEN Holding, Inc	JELD	Equity
US Global Jets ETF	JETS	ETF
AURORA MOBILE LTD.	JG	Equity
Jack Henry & Associates Inc.	JKHY	Equity
Jinkosolar Holding Company Limited	JKS	Equity

MIAX Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
Jones Lang LaSalle Incorporated	JLL	Equity
Jumia Technologies AG	JMIA	Equity
Jounce Therapeutics, Inc.	JNCE	Equity
JOHNSON & JOHNSON	JNJ	Equity
SPDR BARCLAYS HIGH YIELD BOND	JNK	ETF
JUNIPER NETWORKS, INC.	JNPR	Equity
DIREXION DAILY JR GLD MNRS BULL 3X ETF	JNUG	ETF
iPath Series B Bloomberg Coffee Subindex Total Return ETN	JO	ETF
ST. JOE CORPORATION	JOE	Equity
JPMORGAN CHASE & COMPANY	JPM	Equity
NORDSTROM INC.	JWN	Equity
KELLOGG COMPANY	K	Equity
Kala Pharmaceuticals Inc	KALA	Equity
Kaiser Aluminum Corporation	KALU	Equity
KALVISTA PHARMACEUTICALS INC	KALV	Equity
KAR AUCTION SERVICES, INC.	KAR	Equity
KraneShares Bosera MSCI China A ETF	KBA	ETF
Kimball International, Inc.	KBAL	Equity
SPDR S&P BANK ETF	KBE	ETF
KB HOME	KBH	Equity
KBR, Inc.	KBR	Equity
PowerShares KBW Bank ETF	KBWB	ETF
Kingsoft Cloud Holdings Limited	KC	Equity
Kadmon Holidings, Inc.	KDMN	Equity
Chinook Therapeutics	KDNY	Equity
Keurig Dr. Pepper Inc.	KDP	Equity
Kelly Services Inc	KELYA	Equity
KOREA ELECTRIC POWER CORP.	KEP	Equity
AKERNA CORP.	KERN	Equity
KIRBY CORPORATION	KEX	Equity
KEYCORP	KEY	Equity
Keysight Technologies Inc.	KEYS	Equity
Kforce Inc	KFRC	Equity
KORN/FERRY INTERNATIONAL	KFY	Equity
KINROSS GOLD CORPORATION	KGC	Equity
The Kraft Heinz Company	KHC	Equity
SPDR S&P Insurance ETF	KIE	ETF
KIMCO REALTY CORP.	KIM	Equity
Kindred Biosciences, Inc.	KIN	Equity
Kirkland's Inc.	KIRK	Equity
KKR & Co. LP	KKR	Equity
Kirkland Lake Gold Ltd.	KL	Equity
KLA-TENCOR CORPORATION	KLAC	Equity
KALEIDO BIOSCIENCES, INC.	KLDO	Equity
KULICKE AND SOFFA IND INC	KLIC	Equity

MIAX Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
KALEYRA INC	KLR	Equity
KIMBERLY-CLARK CORPORATION	KMB	Equity
KINDER MORGAN, INC.	KMI	Equity
KEMPHARM, INC.	KMPH	Equity
Kennametal Inc.	KMT	Equity
CARMAX INC.	KMX	Equity
KNOWLES CORPORATION	KN	Equity
Kandi Technologies Corporation	KNDI	Equity
Knoll, Inc.	KNL	Equity
KNOT Offshore Partners LP	KNOP	Equity
Kiniksa Pharmaceuticals, Ltd	KNSA	Equity
Kinsale Capital Group Inc	KNSL	Equity
Knight-Swift Transportation Holdings Inc.	KNX	Equity
THE COCA-COLA COMPANY	KO	Equity
Kodiak Sciences Inc	KOD	Equity
Eastman Kodak Company	KODK	Equity
ProShares UltraShort Bloomberg Natrl Gas	KOLD	ETF
Koppers Holdings, Inc.	KOP	Equity
Kopin Corporation	KOPN	Equity
Kosmos Energy Ltd	KOS	Equity
Katapult Holdings, Inc.	KPLT	Equity
KARYOPHARM THERAPEUTICS, INC.	KPTI	Equity
THE KROGER COMPANY	KR	Equity
Kraton Performance Polymers Inc.	KRA	Equity
Kilroy Realty Corp.	KRC	Equity
SPDR S&P REGIONAL BANKING ETF	KRE	ETF
KKR REAL ESTATE FINANCE TRUST INC.	KREF	Equity
Sundial Growers Inc	KRMD	Equity
Kornit Digital Ltd.	KRNT	Equity
Kearny Financial Corp.	KRNY	Equity
Kronos Worldwide, Inc.	KRO	Equity
KRONOS BIO INC	KRON	Equity
KIMBELL ROYALTY PARTNERS LP	KRP	Equity
Karuna Therapeutics, Inc	KRTX	Equity
KOHL'S CORPORATION	KSS	Equity
KANSAS CITY SOUTHERN	KSU	Equity
KT Corp.	KT	Equity
Kontoor Brands, Inc.	KTB	Equity
Key Tronic Corporation	KTCC	Equity
Kratos Defense & Security Solutions, Inc.	KTOS	Equity
Kura Oncology, Inc	KURA	Equity
Kennedy-Wilson Holdings Inc.	KW	Equity
KraneShares CSI China Internet ETF	KWEB	ETF
Kayne Anderson MLP Investment Company	KYN	Equity
LOEWS CORPORATION	L	Equity

MIAX Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
Direxion Daily S&P Biotech Bear 3X ETF	LABD	ETF
Direxion Daily S&P Biotech Bull 3X ETF	LABU	ETF
Lithium Americas Corp	LAC	Equity
Lithia Motors Inc	LAD	Equity
Ladder Capital Corp	LADR	Equity
Lakeland Industries, Inc.	LAKE	Equity
LAMAR ADVERTISING COMPANY	LAMR	Equity
Gladstone Land Corporation	LAND	Equity
nLIGHT, Inc	LASR	Equity
Laureate Education, Inc.	LAUR	Equity
LAZARD LTD.	LAZ	Equity
Luminar Technologies Inc	LAZR	Equity
L BRANDS, INC.	LB	Equity
Liberty Broadband Corporation	LBRDK	Equity
Liberty Oilfield Services Inc	LBRT	Equity
LIBERTY GLOBAL INC	LBTYA	Equity
LIBERTY GLOBAL PLC	LBTYK	Equity
LendingClub Corporation	LC	Equity
LANNETT COMPANY, INC.	LCI	Equity
LCI Industries (LCII)	LCII	Equity
Lineage Cell Therapeutics, Inc	LCTX	Equity
LIFETIME BRANDS, INC	LCUT	Equity
LUMOS NETWORKS CORPORATION	LDOS	Equity
LANDS' END, INC.	LE	Equity
Lear Corporation	LEA	Equity
Lincoln Electric Holdings, Inc.	LECO	Equity
LEGGETT & PLATT, INC.	LEG	Equity
Leju Holdings Limited	LEJU	Equity
LENNAR CORPORATION	LEN	Equity
LESLIES INC	LESL	Equity
CENTRUS ENERGY CORP.	LEU	Equity
Lion Electric Company	LEV	Equity
Levi Strauss & Co.	LEVI	Equity
CHINA LIFE INSURANCE CO., LTD.	LFC	Equity
LifeMD, Inc.	LFMD	Equity
LEFTERIS ACQUISITION CORP	LFTR	Equity
Lifevantage Corporation	LFVN	Equity
Lions Gate Entertainment Corp.	LGFA	Equity
Lions Gate Entertainment Corporation	LGFB	Equity
LION GROUP HOLDING LTD.	LGHL	Equity
LGI Homes, Inc.	LGIH	Equity
Ligand Pharmaceuticals Inc.	LGND	Equity
LABORATORY CORP OF AMER HLDG	LH	Equity
LHC Group, Inc.	LHCG	Equity
L3Harris Technologies, Inc.	LHX	Equity

MIAX Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
Li Auto Inc.	LI	Equity
LENNOX INTERNATIONAL, INC.	LII	Equity
LiLAC Group	LILA	Equity
Liberty LiLAC Group	LILAK	Equity
Linde plc	LIN	Equity
Lincoln Educational Services Corporation	LINC	Equity
Lindblad Expeditions Holdings, Inc	LIND	Equity
Global X Lithium & Battery ETF	LIT	ETF
Lumentum Holdings Inc.	LITE	Equity
LivaNova PLC	LIVN	Equity
LiveXLive Media, Inc	LIVX	Equity
La Jolla Pharmaceutical Company	LJPC	Equity
LKQ Corporation	LKQ	Equity
Lumber Liquidators Holdings Inc	LL	Equity
Limelight Networks, Inc.	LLNW	Equity
ELI LILLY AND COMPANY	LLY	Equity
Lemonade, Inc	LMND	Equity
Luminex Corporation	LMNX	Equity
LOCKHEED MARTIN CORPORATION	LMT	Equity
LINCOLN NATIONAL CORPORATION	LNC	Equity
Landec Corporation	LNDC	Equity
CHENIERE ENERGY, INC.	LNG	Equity
Lindsay Corporation	LNN	Equity
Alliant Energy Corporation	LNT	Equity
Lantheus Holdings, Inc	LNTH	Equity
Live Oak Bancshares, Inc	LOB	Equity
EL POLLO LOCO HOLDINGS, INC.	LOCO	Equity
Comstock Mining, Inc.	LODE	Equity
Logitech International S.A.	LOGI	Equity
Loop Industries, Inc	LOOP	Equity
Grand Canyon Education, Inc.	LOPE	Equity
Loral Space & Communications, Inc.	LORL	Equity
CARLOTZ, INC.	LOTZ	Equity
SPARK NETWORKS SE	LOV	Equity
The Lovesac Company	LOVE	Equity
LOWE'S COMPANIES INC.	LOW	Equity
Lipocine Inc.	LPCN	Equity
Dorian LPG Ltd	LPG	Equity
Laredo Petroleum Holdings, Inc.	LPI	Equity
LG Display Co., Ltd.	LPL	Equity
LPL Financial Holdings Inc.	LPLA	Equity
OPEN LENDING CORPORATION	LPRO	Equity
LivePerson, Inc.	LPSN	Equity
LOUISIANA-PACIFIC CORPORATION	LPX	Equity
iShares iBoxx $ Invst Grade Crp Bond	LQD	ETF

MIAX Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
Liquidia Corporation	LQDA	Equity
LIQUIDITY SERVICES, INC.	LQDT	Equity
LAM RESEARCH CORPORATION	LRCX	Equity
K12, Inc.	LRN	Equity
Lattice Semiconductor Corporation	LSCC	Equity
Life Storage, Inc.	LSI	Equity
LIGHTSPEED POS, INC.	LSPD	Equity
LANDSTAR SYSTEM INC	LSTR	Equity
The Liberty SiriusXM Group	LSXMA	Equity
LTC Properties Inc.	LTC	Equity
Latch, Inc.	LTCH	Equity
Livent Corporation	LTHM	Equity
Liberty TripAdvisor Holdings, Inc.	LTRPA	Equity
LUFAX HOLDING LTD	LU	Equity
LULULEMON ATHLETICA INC.	LULU	Equity
CenturyLink, Inc.	LUMN	Equity
SOUTHWEST AIRLINES COMPANY	LUV	Equity
LUX HEALTH TECH ACQUISITION CORP.	LUXA	Equity
LiveVox Holding, Inc.	CRSA	Equity
LiveVox Holding, Inc.	LVOX	Equity
LAS VEGAS SANDS CORPORATION	LVS	Equity
Lamb Weston Holdings, Inc.	LW	Equity
LexinFintech Holdings Ltd.	LX	Equity
Lexington Realty Trust	LXP	Equity
Lexicon Pharmaceuticals, Inc.	LXRX	Equity
LSB Industries Inc.	LXU	Equity
LYONDELLBASELL INDUSTRIES NV	LYB	Equity
Lyft, Inc.	LYFT	Equity
Lloyds Banking Group Plc ADR	LYG	Equity
Live Nation Entertainment Inc	LYV	Equity
LA-Z-BOY INC.	LZB	Equity
MACY'S, INC.	M	Equity
MASTERCARD INCORPORATED	MA	Equity
Mid-America Apartment Communities Inc.	MAA	Equity
THE MACERICH COMPANY	MAC	Equity
Merrimack Pharmaceuticals Inc	MACK	Equity
MAG Silver Corp.	MAG	Equity
Main Street Capital Corporation	MAIN	Equity
MANPOWERGROUP INC.	MAN	Equity
MANHATTAN ASSOCIATES INC.	MANH	Equity
ManTech International Corporation	MANT	Equity
Manchester United plc	MANU	Equity
WM Technology, Inc	SSPK	Equity
WM Technology, Inc	MAPS	Equity
MARRIOTT INTERNATIONAL, INC.	MAR	Equity

MIAX Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
Marathon Patent Group, Inc.	MARA	Equity
Remark Holdings, Inc.	MARK	Equity
MASCO CORP.	MAS	Equity
Masimo Corporation	MASI	Equity
MATTEL, INC.	MAT	Equity
Matthews International Corporation	MATW	Equity
Matson, Inc.	MATX	Equity
MAXEON SOLAR TECHNOLOGIES, LTD	MAXN	Equity
Maxar Technologies Inc.	MAXR	Equity
iShares Barclays MBS Bond Fund ETF	MBB	ETF
MBIA INC.	MBI	Equity
Mustang Bio, Inc.	MBIO	Equity
MOBILE TELE SYSTEMS OJSC	MBT	Equity
Malibu Boats, Inc.	MBUU	Equity
Moelis & Company	MC	Equity
MCDONALD'S CORPORATION	MCD	Equity
Contango Oil & Gas Co	MCF	Equity
MCAFEE CORP.	MCFE	Equity
MasterCraft Boat Holdings, Inc	MCFT	Equity
iShares MSCI China ETF	MCHI	ETF
MICROCHIP TECHNOLOGY INC	MCHP	Equity
MCKESSON CORPORATION	MCK	Equity
MOODY'S CORPORATION	MCO	Equity
Seres Therapeutics, Inc.	MCRB	Equity
MONRACH CASINO & RESORT, INC	MCRI	Equity
Marcus Corporation	MCS	Equity
Mercury General Corporation	MCY	Equity
Mednax Inc	MD	Equity
MongoDB, Inc.	MDB	Equity
M.D.C. HOLDINGS INC.	MDC	Equity
MDC Partners Inc.	MDCA	Equity
Madrigal Pharmaceuticals, Inc.	MDGL	Equity
Medallia Inc	MDLA	Equity
MONDELEZ INTERNATIONAL, INC.	MDLZ	Equity
Meredith Corporation	MDP	Equity
Allscripts Healthcare Solutions, Inc.	MDRX	Equity
MEDTRONIC, INC.	MDT	Equity
MDU RESOURCES GROUP INC.	MDU	Equity
MIMEDX GROUP, INC.	MDXG	Equity
SPDR S&P MIDCAP 400	MDY	ETF
23andMe Holding Co.	VGAC	Equity
23andMe Holding Co.	ME	Equity
Medifast, Inc.	MED	Equity
Medpace Holdings, Inc	MEDP	Equity
Montrose Environmental Group, Inc	MEG	Equity

MIAX Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
METHODE ELECTRONICS, INC.	MEI	Equity
MEI PHARMA, INC.	MEIP	Equity
Mercadolibre Inc	MELI	Equity
Methanex Corp.	MEOH	Equity
Mercer International Inc.	MERC	Equity
Mesa Air Group Inc	MESA	Equity
Mesoblast Limited	MESO	Equity
METLIFE, INC.	MET	Equity
MFA Financial Inc	MFA	Equity
MANULIFE FINANCIAL CORPORATION	MFC	Equity
Micro Focus International plc	MFGP	Equity
Medallion Financial Corporation	MFIN	Equity
Mistras Group Inc	MG	Equity
Magna International Inc.	MGA	Equity
MoneyGram International Inc	MGI	Equity
Magic Software Enterprises Ltd	MGIC	Equity
Vanguard Mega Cap 300 Growth ETF	MGK	ETF
MGM RESORTS INTERNATIONAL	MGM	Equity
Magnite, Inc.	MGNI	Equity
MacroGenics, Inc.	MGNX	Equity
MGM Growth Properties LLC	MGP	Equity
MGP Ingredients Inc.	MGPI	Equity
Magnolia Oil & Gas Corporation	MGY	Equity
MOHAWK INDUSTRIES, INC.	MHK	Equity
MAIDEN HOLDINGS LTDSHS	MHLD	Equity
M/I Homes Inc	MHO	Equity
Macquarie Infrastructure Company Trust	MIC	Equity
The Middleby Corporation	MIDD	Equity
Direxionshares Daily Mid Cap Bull 3X Shares	MIDU	ETF
MetroMile, Inc.	MILE	Equity
Mimecast Limited	MIME	Equity
Mitcham Industries, Inc.	MIND	Equity
MILESTONE PHARMACEUTICALS, INC.	MIST	Equity
Mitek Systems, Inc.	MITK	Equity
AG Mortgage Investment Trust, Inc.	MITT	Equity
ETFMG Alternative Harvest ETF	MJ	ETF
MCCORMICK AND COMPANY, INC.	MKC	Equity
Markel Corporation	MKL	Equity
MKS Instruments, Inc.	MKSI	Equity
MarketAxess Holdings Inc.	MKTX	Equity
Melco Resorts & Entertainment Limited	MLCO	Equity
Herman Miller Inc.	MLHR	Equity
MARTIN MARIETTA MATERIALS INC	MLM	Equity
Millendo Therapeutics, Inc.	MLND	Equity
MILESTONE SCIENTIFIC, INC	MLSS	Equity

MIAX Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
MARSH & MCLENNAN INC	MMC	Equity
MARTIN MIDSTREAM PARTNERS LP	MMLP	Equity
3M COMPANY	MMM	Equity
MAGELLAN MIDSTREAM PARTNERS L.P	MMP	Equity
Merit Medical Systems, Inc.	MMSI	Equity
MakeMyTrip Ltd	MMYT	Equity
Manning & Napier Inc.	MN	Equity
MANNKIND CORPORATION	MNKD	Equity
Monro, Inc.	MNRO	Equity
MINISO GROUP HOLDING LTD.	MNSO	Equity
MONSTER BEVERAGE CORPORATION	MNST	Equity
Momentive Global Inc	SVMK	Equity
Momentive Global Inc	MNTV	Equity
Manitex International Inc	MNTX	Equity
ALTRIA GROUP INC.	MO	Equity
Modine Manufacturing Company	MOD	Equity
MODEL N, INC.	MODN	Equity
MOGO INC	MOGO	Equity
Molina Healthcare Inc.	MOH	Equity
Momo Inc.	MOMO	Equity
Market Vectors Agribusiness ETF	MOO	ETF
MORNINGSSTAR INC	MORN	Equity
THE MOSAIC COMPANY	MOS	Equity
Movado Group, Inc.	MOV	Equity
MP Materials Corporation	MP	Equity
Motorcar Parts of America, Inc.	MPAA	Equity
MARATHON PETROLEUM CORPORATION	MPC	Equity
MultiPlan Corporation	MPLN	Equity
MPLX LP	MPLX	Equity
Medical Properties Trust Inc	MPW	Equity
Monolithic Power Systems Inc	MPWR	Equity
Marine Products Corporation	MPX	Equity
MRC Global Inc.	MRC	Equity
Mercury Systems, Inc.	MRCY	Equity
MEREO BIOPHARMA GROUP PLC SPONSORED ADR	MREO	Equity
MERCK & COMPANY INC.	MRK	Equity
Marker Therapeutics, Inc.	MRKR	Equity
Marlin Business Services Corp.	MRLN	Equity
Moderna, Inc.	MRNA	Equity
Marinus Pharmaceuticals, Inc.	MRNS	Equity
MARATHON OIL CORPORATION	MRO	Equity
Mersana Therapeutics, Inc.	MRSN	Equity
Mirati Therapeutics, Inc.	MRTX	Equity
Maravai LifeSciences Holdings, Inc.	MRVI	Equity
MARVELL TECHNOLOGY GROUP LTD.	MRVL	Equity

MIAX Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
MORGAN STANLEY	MS	Equity
Mesabi Trust	MSB	Equity
MSCI Inc	MSCI	Equity
MICROSOFT CORPORATION	MSFT	Equity
Madison Square Garden Entertainment Corp	MSGE	Equity
MSG Networks, Inc.	MSGN	Equity
Madison Square Garden Sports Corporation	MSGS	Equity
MOTOROLA INC (reverse split)	MSI	Equity
MSC Industrial Direct Co. Inc.	MSM	Equity
ADVISOR SHARES PURE US CANNABIS	MSOS	ETF
MICROSTRATEGY, INC	MSTR	Equity
ARCELORMITTAL	MT	Equity
METALLA ROYALTY & STREAMING LTD.	MTA	Equity
M & T BANK CORP	MTB	Equity
Match Group, Inc.	MTCH	Equity
Matador Resources Company	MTDR	Equity
MOLECULAR TEMPLATES, INC.	MTEM	Equity
MGIC INVESTMENT CORPORATION	MTG	Equity
MERITAGE HOMES CORPORATION	MTH	Equity
MATERIALISE NV	MTLS	Equity
Vail Resorts, Inc.	MTN	Equity
Meritor, Inc.	MTOR	Equity
Matrix Service Company	MTRX	Equity
MACOM Technology Solutions Holdings, Inc.	MTSI	Equity
Altria Group, Inc	MTUM	ETF
THE MANITOWOC COMPANY, INC.	MTW	Equity
MASTEC INC	MTZ	Equity
MICRON TECHNOLOGY INC.	MU	Equity
iShares S&P National AMT Free Municipal Bond Fund	MUB	ETF
MUDRICK CAPITAL ACQUISITION CORPORATION II	MUDS	Equity
Mitsubishi UFJ Financial Group, Inc.	MUFG	Equity
MURPHY OIL CORPORATION	MUR	Equity
Murphy USA Inc.	MUSA	Equity
McEwen Mining Inc.	MUX	Equity
Microvision, Inc.	MVIS	Equity
MV Oil Trust	MVO	Equity
Mueller Water Products, Inc.	MWA	Equity
MagnaChip Semiconductor Corp.	MX	Equity
MAXIM INTEGRATED PROD. IN	MXIM	Equity
Maxlinear, Inc.	MXL	Equity
MYRIAD GENETICS INC	MYGN	Equity
Myovant Sciences Ltd	MYOV	Equity
Direxion Daily Homebuilders & Supplies Bull 3X Shares	NAIL	ETF
Inari Medical, Inc	NARI	Equity
Nordic American Tankers Ltd	NAT	Equity

MIAX Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
National Instruments Corporation	NATI	Equity
Navidea Biopharmaceuticals Inc.	NAVB	Equity
NAVIENT CORPORATION	NAVI	Equity
New Age Beverages Corporation	NBEV	Equity
NEUROCRINE BIOSCIENCES	NBIX	Equity
Nabriva Therapeutics plc	NBRV	Equity
NEUBASE THERAPEUTICS INC	NBSE	Equity
NORWEGIAN CRUISE LINE HOLDINGS LTD.	NCLH	Equity
National Cinenedia Inc	NCMI	Equity
nCino, Inc	NCNO	Equity
NCR CORP	NCR	Equity
The9 Limited-ADR	NCTY	Equity
Nasdaq OMX Group	NDAQ	Equity
NOODLES & COMPANY	NDLS	Equity
Nordson Corporation	NDSN	Equity
NextEra Energy, Inc.	NEE	Equity
NEWMONT MINING CORPORATION	NEM	Equity
NeoGenomics, Inc.	NEO	Equity
NextEra Energy Partners, LP	NEP	Equity
Neptune Technologies & Bioressources Inc	NEPT	Equity
Roundhill BITKRAFT Esports & Digital Entertainment ETF	NERD	ETF
Minerva Neurosciences, Inc.	NERV	Equity
Cloudflare, Inc.	NET	Equity
New Relic, Inc.	NEWR	Equity
Newtek Business Services Corp	NEWT	Equity
NexTier Oilfield Solutions Inc.	NEX	Equity
New Fortress Energy Inc	NFE	Equity
National Fuel Gas Company	NFG	Equity
NETFLIX, INC.	NFLX	Equity
NOVAGOLD RESOURCES INC (dist)	NG	Equity
NEXTGEN ACQUISITION CORP	NGAC	Equity
NEW GOLD, INC.	NGD	Equity
National Grid PLC	NGG	Equity
NGL ENERGY PARTNERS L.P.	NGL	Equity
Natural Grocers by Vitamin Cottage, Inc.	NGVC	Equity
NantHealth, Inc	NH	Equity
National HealthCare Corporation	NHC	Equity
National Health Investors Inc.	NHI	Equity
NATURAL HEALTH TRENDS CORP.	NHTC	Equity
NISOURCE, INC	NI	Equity
NICE Ltd.	NICE	Equity
NIO Inc.	NIO	Equity
Niu Technologies	NIU	Equity
NIKE INC.	NKE	Equity
Nikola Corporation	NKLA	Equity

MIAX Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
NEKTAR THERAPEUTICS	NKTR	Equity
NortonLifeLock Inc	NLOK	Equity
Nautilus Inc.	NLS	Equity
Nielsen Holdings NV	NLSN	Equity
Neoleukin Therapeutics, Inc. (	NLTX	Equity
ANNALY CAPITAL MANAGEMENT, INC.	NLY	Equity
Navios Maritime Holdings, Inc.	NM	Equity
New Mountain Finance Corporation	NMFC	Equity
NMI Holdings, Inc.	NMIH	Equity
Navios Maritime Partners LP	NMM	Equity
Nomura Holdings, Inc.	NMR	Equity
NEMAURA MEDICAL, INC.	NMRD	Equity
Newmark Group Inc	NMRK	Equity
Navios Maritime Acquisition Corporation	NNA	Equity
NN, Inc.	NNBR	Equity
NANO DIMENSION LTD	NNDM	Equity
National Retail Properties, Inc.	NNN	Equity
NANO-X IMAGING LTD	NNOX	Equity
NanoViricides, Inc	NNVC	Equity
Noah Holdings, Ltd.	NOAH	Equity
NORTHROP GRUMMAN CORP	NOC	Equity
Northern Oil and Gas Inc	NOG	Equity
NOKIA CORPORATION	NOK	Equity
Nomad Foods Limited	NOMD	Equity
NOV, Inc.	NOV	Equity
Sunnova Energy International Inc	NOVA	Equity
ServiceNow Inc.	NOW	Equity
EnPro Industries Inc	NPO	Equity
NeoPhotonics Corp.	NPTN	Equity
Newpark Resources, Inc.	NR	Equity
NRG ENERGY, INC.	NRG	Equity
Natural Resource Partners L.P.	NRP	Equity
NEW RESIDENTIAL INVESTMENT CORP.	NRZ	Equity
NuStar Energy LP	NS	Equity
National Storage Affiliates	NSA	Equity
NORFOLK SOUTHERN CORPORATION	NSC	Equity
Insperity, Inc.	NSP	Equity
Napco Security Technologies, Inc.	NSSC	Equity
NORTHERN STAR INVESTMENT CORP	NSTB	Equity
NanoString Technologies, Inc.	NSTG	Equity
NETAPP, INC.	NTAP	Equity
NetScout Systems, Inc.	NTCT	Equity
NETEASE, INC.	NTES	Equity
NETGEAR INC	NTGR	Equity
Intellia Therapeutics Inc.	NTLA	Equity

MIAX Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
Nutanix, Inc.	NTNX	Equity
Nam Tai Property Inc.	NTP	Equity
Nutrien Ltd.	NTR	Equity
Natera, Inc	NTRA	Equity
NORTHERN TRUST CORPORATIO	NTRS	Equity
Natus Medical Incorporated (	NTUS	Equity
NetSol Technologies, Inc.	NTWK	Equity
NUANCE COMMUNICATIONS, INC.	NUAN	Equity
NUCOR CORPORATION	NUE	Equity
DIREXION DAILY GOLD MINERS BULL 3X SHRS	NUGT	ETF
NU SKIN ENTERPRISES INC.	NUS	Equity
NuVasive, Inc.	NUVA	Equity
NOVAVAX, INC	NVAX	Equity
NovoCure Limited	NVCR	Equity
NVIDIA CORPORATION	NVDA	Equity
NAVIGATOR HOLDINGS LTD.	NVGS	Equity
Nova Measuring Instruments Ltd.	NVMI	Equity
Novo Nordisk	NVO	Equity
Nevro Corp.	NVRO	Equity
ALCON INC (Merger)	NVS	Equity
Envista Holdings Corp	NVST	Equity
nVent Electric plc	NVT	Equity
Invitae Corporation	NVTA	Equity
Northwest Bancshares Inc	NWBI	Equity
NatWest Group plc	NWG	Equity
NEWELL RUBBERMAID, INC.	NWL	Equity
Northwest Pipe Company	NWPX	Equity
News Corporation	NWS	Equity
NEWS CORPORATION	NWSA	Equity
Quanex Building Products Corporation	NX	Equity
NEXGEN ENERGY LTNEXGEN ENERGY LTD.D.	NXE	Equity
NextGen Healthcare, Inc.	NXGN	Equity
NXP Semiconductors NV	NXPI	Equity
NEXSTAR BROADCASTING GROUP, INC.	NXST	Equity
NextCure, Inc	NXTC	Equity
NEW YORK COMM. BANCORP	NYCB	Equity
New York Mortgage Trust, Inc.	NYMT	Equity
Nymox Pharmaceutical Corporation	NYMX	Equity
NEW YORK TIMES COMPANY	NYT	Equity
Realty Income Corporation	O	Equity
OBSEVA SA	OBSV	Equity
OWENS CORNING INC.	OC	Equity
ORTHO CLINICAL DIAGNOSTICS	OCDX	Equity
OCUGEN INC	OCGN	Equity
OCWEN FINANCIAL CORPORATION	OCN	Equity

MIAX Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
Oaktree Specialty Lending Corporation	OCSL	Equity
Ocular Therapeutix, Inc.	OCUL	Equity
ONCOCYTE CORP	OCX	Equity
Old Dominion Freight Line (150 shares)	ODFL	Equity
The ODP Corporation	ODP	Equity
	ODT	Equity
Orion Engineered Carbons S.A.	OEC	Equity
ISHARES S&P 100 ETF	OEF	ETF
Orbital Energy Group, Inc.	OEG	Equity
Orion Energy Systems, Inc	OESX	Equity
Corporate Office Properties Trust	OFC	Equity
OFG BANNCORP	OFG	Equity
ORTHOFIX INTERNATIONAL N.V.	OFIX	Equity
OGE ENERGY CORP.	OGE	Equity
OrganiGram Holdings Inc	OGI	Equity
OSHARES GLOBAL INTERNET GIANTS ETF	OGIG	ETF
OMEGA Healthcare Investors, Inc.	OHI	Equity
OWENS-ILLINOIS INC.	OI	Equity
MARKET VECTORS OIL SERVICES ETF	OIH	ETF
OCEANEERING INTERNATIONAL, INC	OII	Equity
Oil States International, Inc.	OIS	Equity
ONEOK, INC.	OKE	Equity
Okta, Inc.	OKTA	Equity
CAMBRIDGE DISPLAY TECHNOLOGY INC.	OLED	Equity
Ollie's Bargain Outlet Holdings, Inc.	OLLI	Equity
OLIN CORP.	OLN	Equity
OMNICOM GROUP	OMC	Equity
OMNICELL, INC	OMCL	Equity
Omeros Corporation	OMER	Equity
Odyssey Marine Exploration Inc.	OMEX	Equity
OneMain Holdings, Inc.	OMF	Equity
OWENS & MINOR, INC	OMI	Equity
OASIS MIDSTREAM PARTNERS LP	OMP	Equity
ON Semiconductor Corporation	ON	Equity
Old National Bancorp	ONB	Equity
ONCOSEC MEDICAL INCORPORATED	ONCS	Equity
ONCTERNAL THERAPEUTICS, INC.	ONCT	Equity
1Life Healthcare, Inc.	ONEM	Equity
Onto Innovation Inc.	ONTO	Equity
Ooma, Inc	OOMA	Equity
Option Care Health, Inc	OPCH	Equity
Opendoor Technologies Inc.	OPEN	Equity
(New) Office Properties Income Trust	OPI	Equity
OPKO HEALTH, INC.	OPK	Equity
Opera Limited	OPRA	Equity

MIAX Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
OptimizeRx Corporation	OPRX	Equity
OCEAN POWER TECHNOLOGIES, INC.	OPTT	Equity
Oppenheimer Holdings Inc.	OPY	Equity
Osisko Gold Royalties Ltd	OR	Equity
Ormat Technologies, Inc.	ORA	Equity
Orange SA	ORAN	Equity
ORBCOMM, Inc.	ORBC	Equity
Orchid Island Capital, Inc.	ORC	Equity
OWL ROCK CAPITAL CORP	ORCC	Equity
ORACLE CORPORATION	ORCL	Equity
ORGANOGENESIS HOLDINGS, INC.	ORGO	Equity
Old Republic International Corporation	ORI	Equity
O'REILLY AUTOMOTIVE INC.	ORLY	Equity
Oramed Pharmaceuticals Inc.	ORMP	Equity
Orion Marine Group, Inc.	ORN	Equity
Orchard Therapeutics plc	ORTX	Equity
Overseas Shipholding Group, Inc.	OSG	Equity
OAK STREET HEALTH INC	OSH	Equity
OSI Systems Inc.	OSIS	Equity
Oshkosh Corporation	OSK	Equity
OneSpan Inc.	OSPN	Equity
Overstock.com, Inc.	OSTK	Equity
ORASURE TECHNOLOGIES INC	OSUR	Equity
OneSpaWorld Holdings Limited	OSW	Equity
OPEN TEXT CORPORATION	OTEX	Equity
Otonomy, Inc.	OTIC	Equity
Otis Worldwide Corporation	OTIS	Equity
Ontrak, Inc.	OTRK	Equity
Ouster, Inc	OUST	Equity
OUTFRONT MEDIA INC.	OUT	Equity
Ovid Therapeutics Inc.	OVID	Equity
Ovintiv Inc.	OVV	Equity
Blue Owl Capital Inc.	OWL	Equity
Oxford Industries, Inc	OXM	Equity
Oxford Square Capital Corporation	OXSQ	Equity
OCCIDENTAL PETROLEUM CORPORATION	OXY	Equity
Bank OZK	OZK	Equity
Ozon Holdings PLC	OZON	Equity
PLAINS ALL AMERICAN PIPELINE, LP	PAA	Equity
PAN AMERICAN SILVER CORPORATION	PAAS	Equity
Pacific Biosciences of California Inc	PACB	Equity
TPG PACE TECH OPPORTUNITY	PACE	Equity
PacWest Bancorp	PACW	Equity
PAE INCORPORATED	PAE	Equity
Penske Automotive Group Inc	PAG	Equity

MIAX Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
PLAINS GP HOLDINGS, L.P.	PAGP	Equity
PagSeguro Digital Ltd.	PAGS	Equity
Pampa Energía S.A.	PAM	Equity
Palo Alto Networks Inc	PANW	Equity
PAR Technology Corporation	PAR	Equity
Par Pacific Holdings, Inc.	PARR	Equity
Global X U.S. Infrastructure Development ETF	PAVE	ETF
PAVMED INC	PAVM	Equity
PAYA HOLDINGS INC	PAYA	Equity
Paycom Software, Inc.	PAYC	Equity
PaySign, Inc.	PAYS	Equity
PAYCHEX, INC	PAYX	Equity
Pembina Pipeline Corporation	PBA	Equity
PEOPLES UNITED FINANCIAL BANK, INC.	PBCT	Equity
PBF ENERGYINC.	PBF	Equity
PBF Logistics LP	PBFX	Equity
PITNEY BOWES INC.	PBI	Equity
POTBELLY CORPORATION	PBPB	Equity
PETROLEO BRASILEIRO PETROBRAS SA	PBR	Equity
PERMIAN BASIN ROYALTY TRUST	PBT	Equity
POWERSHARES WILDERHILL CLEAN ENERGY	PBW	ETF
PUMA BIOTECHNOLOGY, INC.	PBYI	Equity
PACCAR INC.	PCAR	Equity
PG & E CORP	PCG	Equity
PotlatchDeltic Corporation	PCH	Equity
Points International Ltd.	PCOM	Equity
Pacira Pharmaceuticals, Inc./DE	PCRX	Equity
PCSB Financial Corp	PCSB	Equity
PURECYCLE TECHNOLOGIES INC	PCT	Equity
Paylocity Holding Corporation	PCTY	Equity
Park City Group Inc.	PCYG	Equity
PagerDuty, Inc.	PD	Equity
PERIDOT ACQUISITION CORP	PDAC	Equity
INVESCO OPTIMUM YIELD DIVER STARTEGY NO K-1 ETF	PDBC	ETF
PDC Energy Inc.	PDCE	Equity
Patterson Companies, Inc.	PDCO	Equity
Pinduoduo Inc.	PDD	Equity
Piedmont Office Realty Trust Inc.	PDM	Equity
Precision Drilling Corporation	PDS	Equity
Healthpeak Properties, Inc.	PEAK	Equity
PUBLIC SERVICE ENT GROUP INC	PEG	Equity
Pegasystems, Inc.	PEGA	Equity
Penn Real Estate Invest Tst	PEI	Equity
Penumbra, Inc	PEN	Equity
PENN NATIONAL GAMING INC	PENN	Equity

MIAX Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
PEPSICO, INC.	PEP	Equity
Perion Network Ltd.	PERI	Equity
PetIQ, Inc	PETQ	Equity
PETMED EXPRESS, INC.	PETS	Equity
Invesco High Yield Equity Dividend Achievers ETF	PEY	ETF
PFIZER INC.	PFE	Equity
iShares US Preferred Stock	PFF	ETF
PRINCIPAL FINANCIAL GROUP, INC.	PFG	Equity
Performance Food Group Company	PFGC	Equity
Performant Financial Corporation	PFMT	Equity
Proofpoint, Inc.	PFPT	Equity
PROVIDENT FINANCIAL SERVICES, INC	PFS	Equity
PennyMac Financial Services, Inc.	PFSI	Equity
PFSweb Inc.	PFSW	Equity
PROCTER & GAMBLE COMPANY	PG	Equity
Precigen, Inc.	PGEN	Equity
PowerShares Financial Preferred ETF	PGF	ETF
Progyny Inc	PGNY	Equity
PROGRESSIVE CORPORATION	PGR	Equity
Paramount Group Inc.	PGRE	Equity
PGT, Inc.	PGTI	Equity
PARKER-HANNIFIN CORP	PH	Equity
Koninklijke Philips N.V	PHG	Equity
PHIO PHARMACEUTICALS CORP.	PHIO	Equity
PULTEGROUP, INC.	PHM	Equity
PHREESIA, INC.	PHR	Equity
PANHANDLE OIL AND GAS, INC.	PHX	Equity
Impinj, Inc.	PI	Equity
iShares MSCI Global Metals & Mining Producers ETF	PICK	ETF
POLARIS INDUSTRIES, INC.	PII	Equity
Premier Inc	PINC	Equity
Ping Identity Holding Corp.	PING	Equity
Pinterest, Inc.	PINS	Equity
PINE ISLAND ACQUISITION CORP	PIPP	Equity
Piper Sandler Companies	PIPR	Equity
SHIFTPIXY, INC.	PIXY	Equity
PJT Partners Inc.	PJT	Equity
Park Hotels & Resorts Inc.	PK	Equity
PACKAGING CORP OF AMERICA	PKG	Equity
PERKINELMER, INC.	PKI	Equity
POSCO	PKX	Equity
Photronics Inc.	PLAB	Equity
Anaplan, Inc.	PLAN	Equity
Dave & Buster's Entertainment, Inc.	PLAY	Equity
PLBY GROUP, INC.	PLBY	Equity

MIAX Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
CHILDREN'S PLACE RETAIL	PLCE	Equity
PROLOGIS INC.	PLD	Equity
PLATINUM GROUP METALS LTD.	PLG	Equity
PIEDMONT LITHIUM LTD	PLL	Equity
Palomar Holdings, Inc	PLMR	Equity
Planet Fitness, Inc.	PLNT	Equity
Douglas Dynamics, Inc.	PLOW	Equity
Pulse Biosciences, Inc.	PLSE	Equity
PLAYTIKA HOLDING CORP.	PLTK	Equity
Palantir Technologies Inc.	PLTR	Equity
PLUG POWER INC	PLUG	Equity
Protalix BioTherapeutics Inc.	PLX	Equity
Playa Hotels & Resorts N.V.	PLYA	Equity
PHILIP MORRIS INTERNATIONAL, INC.	PM	Equity
Pennymac Mortgage Investment Trust	PMT	Equity
PNC FINANCIAL SERVICES GROUP INC.	PNC	Equity
Pinnacle Financial Partners, Inc.	PNFP	Equity
PennantPark Investment Corp	PNNT	Equity
Pentair plc	PNR	Equity
The Pennant Group, Inc	PNTG	Equity
Pinnacle West Capital Corporation	PNW	Equity
Insulet Corporation	PODD	Equity
Plantronics, Inc.	POLY	Equity
Pool Corporation	POOL	Equity
PORTLAND GENERAL ELECTRIC COMPANY	POR	Equity
POSHMARK INC	POSH	Equity
Post Holdings, Inc.	POST	Equity
GLOBAL X CANNABIS ETF	POTX	ETF
Power Integrations Inc	POWI	Equity
AMMO INC	POWW	Equity
Purple Biotech Ltd.	PPBT	Equity
PILGRIMS PRIDE CORP	PPC	Equity
PPD, Inc.	PPD	Equity
PPG INDUSTRIES INC.	PPG	Equity
Market Vectors Pharmaceutical ETF	PPH	ETF
PPL CORPORATION	PPL	Equity
PQ Group Holdings Inc	PQG	Equity
PRA GROUP, INC.	PRAA	Equity
PRA Health Sciences, Inc.	PRAH	Equity
PRAXIS PRECISION MEDICINES, INC.	PRAX	Equity
PORCH GROUP, INC.	PRCH	Equity
Perdoceo Education Corporation	PRDO	Equity
Perficient, Inc.	PRFT	Equity
PERRIGO COMPANY	PRGO	Equity
Progress Software Corporation	PRGS	Equity

MIAX Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
Primerica, Inc.	PRI	Equity
Primoris Services Corporation	PRIM	Equity
Proto Labs Inc	PRLB	Equity
Primo Water Corp.	PRMW	Equity
Pros Holdings Inc	PRO	Equity
PROFOUND MEDICAL CORP	PROF	Equity
PROGENITY INC	PROG	Equity
CC NEUBERGER PRINCIPAL HOLDINGS II	PRPB	Equity
Purple Innovation, Inc.	PRPL	Equity
Proqr Therapeutics N.V.	PRQR	Equity
PROTHENA CORPORATION PLC	PRTA	Equity
Paratek Pharmaceuticals, Inc.	PRTK	Equity
CarParts.com, Inc	PRTS	Equity
Party City Holdco Inc.	PRTY	Equity
PRUDENTIAL FINANCIAL, INC.	PRU	Equity
Provention Bio Inc	PRVB	Equity
Public Storage	PSA	Equity
PROPERTY SOLUTIONS ACQUISITION CORP.	PSAC	Equity
Prospect Captial Corporation	PSEC	Equity
Paysafe Limited	PSFE	Equity
PriceSmart, Inc.	PSMT	Equity
Parsons Corporation	PSN	Equity
PERSONALIS, INC.	PSNL	Equity
Pearson plc	PSO	Equity
ProShares Short QQQ	PSQ	ETF
ProShares UltraShort 7-10 Year Treasury	PST	ETF
Pure Storage, Inc.	PSTG	Equity
PERSHING SQUARE TONTINE HOLDINGS LTD.	PSTH	Equity
Pluristem Therapeutics Inc	PSTI	Equity
PHILLIPS 66	PSX	Equity
PHILLIPS 66 PARTNERS L.P.	PSXP	Equity
PTC Inc.	PTC	Equity
PTC Therapeutics, Inc.	PTCT	Equity
PolarityTE, Inc.	PTE	Equity
PATTERSON-UTI ENERGY INC.	PTEN	Equity
Portman Ridge Finance Corporation	PTMN	Equity
Peloton Interactive, Inc.	PTON	Equity
PETROCHINA CO. LTD.	PTR	Equity
Proterra Inc	ACTC	Equity
Proterra Inc	PTRA	Equity
ProPetro Holding Corp.	PUMP	Equity
Penn Virginia Corporation	PVAC	Equity
Pretium Resources, Inc.	PVG	Equity
PVH Corp.	PVH	Equity
Permianville Royalty Trust	PVL	Equity

MIAX Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
PowerFleet, Inc	PWFL	Equity
QUANTA SERVICES, INC.	PWR	Equity
PIONEER NATURAL RESOURCES COMPANY	PXD	Equity
Invesco Dynamic Oil & Gas Services ETF	PXJ	ETF
PIXELWORKS, INC.	PXLW	Equity
PayPal Holdings, Inc.	PYPL	Equity
Papa John's International, Inc.	PZZA	Equity
FIRST TRUST NASDAQ CLEAN EDGE GREEN	QCLN	Equity
QUALCOMM INCORPORATED	QCOM	Equity
Qudian, Inc.	QD	Equity
QUIDEL CORPORATION	QDEL	Equity
QELL ACQUISITION CORPORATION	QELL	Equity
360 DIGITECH, INC.	QFIN	Equity
QIAGEN N V	QGEN	Equity
PROSHARES ULTRASHORT QQQ	QID	ETF
QIWI PLC	QIWI	Equity
PROSHARES ULTRA QQQ	QLD	ETF
QUALIGEN THERAPEUTICS, INC.	QLGN	Equity
QUALYS, INC.	QLYS	Equity
Quinstreet, Inc.	QNST	Equity
INVESCO QQQ Trust	QQQ	ETF
INVESCO NASDAQ NEXT GEN 100 ETF	QQQJ	Equity
Qurate Retail, Inc.	QRTEA	Equity
Qorvo, Inc.	QRVO	Equity
QuantumScape Corporation	QS	Equity
Quantum-Si Incorporated	QSI	Equity
Restaurant Brands International Inc.	QSR	Equity
Quotient Limited	QTNT	Equity
Qutoutiao Inc.	QTT	Equity
Q2 Holdings, Inc.	QTWO	Equity
Quad/Graphics, Inc.	QUAD	Equity
QuickLogic Corporation	QUIK	Equity
Quotient Technology Inc.	QUOT	Equity
uniQure N.V.	QURE	Equity
GLOBAL X NASDAQ 100 COVERED CALL ETF	QYLD	ETF
RYDER SYSTEMS INC.	R	Equity
REVOLUTION ACCELERATION ACQUISITION CORP.	RAAC	Equity
Ferrari N.V.	RACE	Equity
RITE AID CORPORATION	RAD	Equity
Rada Electronic Industries Ltd	RADA	Equity
Freight Car America Inc	RAIL	Equity
LiveRamp Holdings, Inc.	RAMP	Equity
RAPT THERAPEUTICS, INC.	RAPT	Equity
Ultragenyx Pharmaceutical Inc.	RARE	Equity
Ritchie Bros. Auctioneers Incorporated	RBA	Equity

MIAX Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
REDBALL ACQUISITION CORP.	RBAC	Equity
Ribbon Communications Inc	RBBN	Equity
Regal-Beloit Corporation	RBC	Equity
Roblox Corporation	RBLX	Equity
Ready Capital Corporation	RC	Equity
Rogers Communication, Inc.	RCI	Equity
RENT-A_CENTER, INC.	RCII	Equity
Rocket Pharmaceuticals, Inc.	RCKT	Equity
ROYAL CARIBBEAN CRUISES LTD.	RCL	Equity
R1 RCM Inc	RCM	Equity
Arcus Biosciences, Inc.	RCUS	Equity
Redfin Corporation	RDFN	Equity
RedHill Biopharma Ltd	RDHL	Equity
Reading International Inc	RDI	Equity
RADIAN GROUP INC.	RDN	Equity
RadNet, Inc.	RDNT	Equity
ROYAL DUTCH SHELL PLC	RDSA	Equity
ROYAL DUTCH SHELL PLC CL B	RDSB	Equity
Radius Health, Inc.	RDUS	Equity
RADWARE LTD.	RDWR	Equity
Dr. Reddy's Laboratories Limited	RDY	Equity
EVEREST RE GROUP LTD	RE	Equity
RealReal Inc	REAL	Equity
Research Frontiers Inc.	REFR	Equity
REGENCY CENTERS CORP	REG	Equity
Renewable Energy Group Inc	REGI	Equity
REGENERON PHARMACEUTICALS	REGN	Equity
Ring Energy, Inc.	REI	Equity
REKOR SYSTEMS, INC.	REKR	Equity
ISHARES MORTGAGE REAL ESTATE ETF	REM	ETF
Market Vectors Rare Earth/Strategic Metals ETF	REMX	ETF
Renren, Inc.	RENN	Equity
Recro Pharma, Inc.	REPH	Equity
REPLIMUNE GROUP, INC.	REPL	Equity
RPC INC	RES	Equity
Resonant Inc.	RESN	Equity
Reata Pharmaceuticals Inc	RETA	Equity
Revlon, Inc.	REV	Equity
REV Group, Inc.	REVG	Equity
REYNOLDS CONSUMER PRODUCTS	REYN	Equity
Resideo Technologies Inc	REZI	Equity
REGIONS FINANCIAL CORPORATION	RF	Equity
RF Industries, Ltd.	RFIL	Equity
Resolute Forest Products Inc.	RFP	Equity
Reinsurance Group of America Inc	RGA	Equity

MIAX Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
Repligen Corporation	RGEN	Equity
ROYAL GOLD, INC.	RGLD	Equity
REGULUS THERAPEUTICS INC.	RGLS	Equity
REGENXBIO Inc.	RGNX	Equity
Resources Connection, Inc.	RGP	Equity
STURM, RUGER & COMPANY INC.	RGR	Equity
REGIS CORP.	RGS	Equity
RESTORATION HARDWARE HOLDINGS, INC	RH	Equity
ROBERT HALF INTERNATIONAL	RHI	Equity
Ryman Hospitality Properties, Inc.(Stk Div)	RHP	Equity
RCI HOSPITALITY HOLDINGS, INC.	RICK	Equity
Lordstown Motors Corporation	RIDE	Equity
TRANSOCEAN LTD.	RIG	Equity
Rigel Pharmaceuticals, Inc.	RIGL	Equity
B Riley Financial Inc	RILY	Equity
RIO TINTO PLC	RIO	Equity
Riot Blockchain, Inc.	RIOT	Equity
RAYMOND JAMES FINANCIAL INC	RJF	Equity
ARCADIA BIOSCIENCES, INC.	RKDA	Equity
Rocket Companies, Inc.	RKT	Equity
RALPH LAUREN CORPORATION	RL	Equity
Realogy Holdings Corp.	RLGY	Equity
RLJ Lodging Trust	RLJ	Equity
RELMADA THERAPEUTICS INC	RLMD	Equity
REGIONAL MANAGEMENT CORP.	RM	Equity
RAMBUS INC	RMBS	Equity
RESMED, INC.	RMD	Equity
RMG ACQUISITION CORP. II	RMGB	Equity
RIMINI STREET, INC.	RMNI	Equity
Romeo Power, Inc	RMO	Equity
Rockwell Medical, Inc.	RMTI	Equity
RINGCENTRAL, INC.	RNG	Equity
RENALYTIX AI PLC ADR	RNLX	Equity
RENAISSANCERE HOLDINGS LTD.	RNR	Equity
RealNetworks, Inc.	RNWK	Equity
CONSTRUCTION PARTNERS, INC	ROAD	Equity
ROGERS CORPORATION	ROG	Equity
Retail Opportunity Investments Corp.	ROIC	Equity
ROCKWELL AUTOMATION	ROK	Equity
Roku, Inc.	ROKU	Equity
Rollins, Inc.	ROL	Equity
ProShares Ultra Technology	ROM	ETF
ROOT, INC. DELAWARE	ROOT	Equity
Roper Technologies, Inc.	ROP	Equity
ROSS STORES INC.	ROST	Equity

MIAX Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
Retail Properties of America, Inc.	RPAI	Equity
REPAY HOLDINGS CORP.	RPAY	Equity
Rapid7, Inc.	RPD	Equity
RPM INTERNATIONAL, INC	RPM	Equity
ROYALTY PHARMA PLC	RPRX	Equity
RPT Realty	RPT	Equity
RANGE RESOURCES CORPORATION	RRC	Equity
R.R. DONNELLEY & SONS COMPANY	RRD	Equity
Red Robin Gourmet Burgers, Inc.	RRGB	Equity
Red Rock Resorts, Inc.	RRR	Equity
RELIANCE STEEL & ALUMINUM CO.	RS	Equity
REPUBLIC SERVICES	RSG	Equity
Rush Street Interactive, Inc.	RSI	Equity
Invesco S&P 500 Equal Weight ETF	RSP	ETF
RODGERS SILICON VALLEY ACQUISITION CORP	RSVA	Equity
MARKET VECTORS RUSSIA ETF	RSX	ETF
Market Vectors Retail ETF	RTH	ETF
RATTLER MIDSTREAM LP	RTLR	Equity
REINVENT TECHNOLOGY	RTP	Equity
Raytheon Technologies Corporation	RTX	Equity
RUBIUS THERAPEUTICS, INC	RUBY	Equity
Sunrun Inc.	RUN	Equity
Rush Enterprises Inc	RUSHA	Equity
Direxion Daily Russia Bull 3x Shares	RUSL	ETF
Ruth's Hospitality Group Inc.	RUTH	Equity
Revolve Group, Inc.	RVLV	Equity
Revance Therapeutics, Inc.	RVNC	Equity
RETRACTABLE TECHNOLOGIES, INC.	RVP	Equity
Riverview Bancorp, Inc.	RVSB	Equity
RYB EDUCATION INC.	RWLK	Equity
ProShares Short Russell2000	RWM	ETF
SPDR Dow Jones REIT ETF	RWR	ETF
REDWOOD TRUST, INC.	RWT	Equity
Rexnord Corporation	RXN	Equity
RACKSPACE TECHNOLOGY, INC.	RXT	Equity
ROYAL BANK OF CANADA	RY	Equity
Ryanair Holdings plc	RYAAY	Equity
RAYONIER ADVANCED MATERIALS INC.	RYAM	Equity
Ryerson Holding Corporation	RYI	Equity
Rayonier Inc.	RYN	Equity
Rhythm Pharmaceuticals, Inc	RYTM	Equity
SEABRIDGE GOLD INC	SA	Equity
SABRE CORPORATION	SABR	Equity
Safehold Inc	SAFE	Equity
SANDERSON FARMS IN	SAFM	Equity

MIAX Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
Safety Insurance Group Inc.	SAFT	Equity
Sage Therapeutics, Inc.	SAGE	Equity
SONIC AUTOMOTIVE,INC.	SAH	Equity
Science Applications International Corporation	SAIC	Equity
SailPoint Technologies Holdings, Inc.	SAIL	Equity
Boston Beer Company, Inc.	SAM	Equity
BANCO SANTANDER, S.A.	SAN	Equity
Sandstorm Gold Ltd.	SAND	Equity
Sanmina Corporation	SANM	Equity
S&W SEED COMPANY	SANW	Equity
SAP AG	SAP	Equity
EchoStar Corp	SATS	Equity
Cassava Sciences Inc	SAVA	Equity
SPIRIT AIRLINES, INC.	SAVE	Equity
Safe Bulkers Inc.	SB	Equity
SBA COMMUNICATION CORP	SBAC	Equity
StrongBridge Biophatma Plc	SBBP	Equity
SINCLAIR BROADCASTING GRP	SBGI	Equity
Sally Beauty Holdings Inc	SBH	Equity
Star Bulk Carriers Corporation	SBLK	Equity
Signature Bank	SBNY	Equity
Sabra Health Care REIT, Inc.	SBRA	Equity
Companhia de Saneamento Basico do Estado de Sao Paulo	SBS	Equity
Sibanye-Stillwater	SBSW	Equity
STARBUCKS CORPORATION	SBUX	Equity
SANTANDER CONSUMER USA HOLDINGS INC.	SC	Equity
SOUTHERN COPPER CORPORATION	SCCO	Equity
Schwab US Dividend Equity ETF	SCHD	ETF
Schwab U.S. Large-Cap Growth ETF	SCHG	ETF
Scholastic Corporation	SCHL	Equity
SCHNITZER STEEL INDUSTRIES, INC	SCHN	Equity
THE CHARLES SCHWAB CORPORATION	SCHW	Equity
SERVICE CORPORATION INTERNATIONAL	SCI	Equity
ProShare UltraShort DJ UBS Crude Oil	SCO	ETF
Comscore Inc	SCOR	Equity
SCIPLAY CORP	SCPL	Equity
SCORE MEDIA AND GAMING INC	SCR	Equity
STEELCASE, INC. CLASS A	SCS	Equity
SCANSOURCE, INC.	SCSC	Equity
Sculptor Capital Management, Inc	SCU	Equity
Shoe Carnival Inc	SCVL	Equity
SecureWorks Corp.	SCWX	Equity
SCYNEXIS, Inc.	SCYX	Equity
iShares MSCI EAFE Small Cap Index Fund	SCZ	ETF
SandRidge Energy, Inc.	SD	Equity

MIAX Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
SmileDirectClub, Inc.	SDC	Equity
SCHRODINGER, INC.	SDGR	Equity
Global X SuperDividend ETF	SDIV	Equity
ProShares UltraPro Short Dow30	SDOW	ETF
PROSHARES ULTRASHORT S&P500	SDS	ETF
SPDR S&P Dividend ETF	SDY	ETF
Sea Limited	SE	Equity
SeaChange International, Inc.	SEAC	Equity
SPORTS ENTERTAINMENT ACQUISITION CORP	SEAH	Equity
SEAWORLD ENTERTAINMENT, INC.	SEAS	Equity
SECOO HOLDING LTD.	SECO	Equity
SolarEdge Technologies, Inc.	SEDG	Equity
SEALED AIR CORP	SEE	Equity
SEELOS THERAPEUTICS, INC	SEEL	Equity
SEI INVESTMENTS CO	SEIC	Equity
SELECTA BIOSCIENCES, INC.	SELB	Equity
Select Medical Holdings Corporation	SEM	Equity
Senseonics Holdings Inc.	SENS	Equity
Sesen Bio, Inc.	SESN	Equity
Stifel Financial Corp.	SF	Equity
Safeguard Scientifics, Inc.	SFE	Equity
Stitch Fix, Inc.	SFIX	Equity
SHIP FINANCE INTERNATIONAL LIMITED	SFL	Equity
SPROUTS FARMERS MARKET, INC.	SFM	Equity
Shift Technologies, Inc.	SFT	Equity
OSPREY TECHNOLOGY ACQUISITION CORP	SFTW	Equity
SG BLOCKS, INC.	SGBX	Equity
Superior Group of Companies, Inc.	SGC	Equity
Seattle Genetics, Inc.	SGEN	Equity
SMART Global Holdings, Inc.	SGH	Equity
SIGMA LABS, INC.	SGLB	Equity
Sangamo Therapeutics, Inc.	SGMO	Equity
SCIENTIFIC GAMES CORPORATION	SGMS	Equity
ETFS Physical Swiss Gold Shares ETF	SGOL	ETF
Surgery Partners Inc.	SGRY	Equity
ProShares Short S&P 500	SH	ETF
Shake Shack Inc.	SHAK	Equity
SHELL MIDSTREAM PARTNERS, L.P.	SHLX	Equity
Sunstone Hotel Investors, Inc.	SHO	Equity
STEVEN MADDEN, LTD.	SHOO	Equity
Shopify Inc.	SHOP	Equity
THE SHERWIN-WILLIAMS COMPANY	SHW	Equity
Ishares Barclays 1-3 Year Treasury Bond	SHY	ETF
SILVERGATE CAPITAL CORP.	SI	Equity
SI-BONE, INC.	SIBN	Equity

MIAX Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
COMPANHIA SIDERURGICAL NACIONAL ADR	SID	Equity
Siebert Financial Corp	SIEB	Equity
Sientra, Inc.	SIEN	Equity
Sify Technologies Ltd.	SIFY	Equity
SIGNET JEWELERS LIMITEDSHS	SIG	Equity
SIGA Technologies Inc.	SIGA	Equity
Sprott Inc	SII	Equity
Global X Silver Miners ETF	SIL	ETF
ETFMG Prime Junior Silver ETF	SILJ	ETF
SILK ROAD MEDICAL, INC.	SILK	Equity
SilverCrest Metals Inc.	SILV	Equity
Silicon Motion Technology Corp.	SIMO	Equity
SINO-GLOBAL SHIPPING AMERICA, LTD.	SINO	Equity
Sio Gene Therapies Inc.	SIOX	Equity
SIRIUS XM RADIO INC.	SIRI	Equity
SITE Centers Corporation	SITC	Equity
SVB Financial Group	SIVB	Equity
ETFS Physical Silver	SIVR	ETF
Six Flags Entertainment Corporation	SIX	Equity
J M SMUCKER COMPANY (THE)	SJM	Equity
SPDR Barclays Short Term High Yield Bond ETF	SJNK	ETF
San Juan Basin Royalty Trust	SJT	Equity
ProShares UltraShort Financials	SKF	ETF
Skillsoft Corporation	CCX	Equity
Skillsoft Corporation	SKIL	Equity
The Beauty Health Company	SKIN	Equity
Skillz Inc.	SKLZ	Equity
Tanger Factory Outlet Centers, Inc.	SKT	Equity
SKETCHERS USA INCORPORATED	SKX	Equity
Skyline Champion Corporation	SKY	Equity
SkyWest Inc.	SKYW	Equity
First Trust ISE Cloud Computing Index Fund	SKYY	ETF
SILICON LABORATORIES INC.	SLAB	Equity
SCHLUMBERGER LIMITED	SLB	Equity
US Silica Holdings Inc.	SLCA	Equity
Solid Biosciences Inc	SLDB	Equity
SL Green Realty Corp.	SLG	Equity
SUPER LEAGUE GAMING, INC.	SLGG	Equity
Silgan Holdings Inc.	SLGN	Equity
SLM CORP	SLM	Equity
Soleno Therapeutics, Inc.	SLNO	Equity
Simulations Plus, Inc	SLP	Equity
SELECTQUOTE, INC.	SLQT	Equity
SELLAS LIFE SCIENCES GROUP, INC.	SLS	Equity
ISHARES SILVER TRUST	SLV	ETF

MIAX Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
VanEck Vectors Steel ETF	SLX	ETF
SM Energy Company	SM	Equity
Smartsheet Inc.	SMAR	Equity
SUPER MICRO COMPUTER INC	SMCI	Equity
Sharps Compliance Corporation	SMED	Equity
SUMITOMO MITSUI FINANCIAL GROUP, INC.	SMFG	Equity
The Scotts Miracle-Gro Company	SMG	Equity
MARKET VECTORS SEMICONDUCTOR ETF	SMH	ETF
Simply Good Foods Co	SMPL	Equity
Smith Micro Software, Inc.	SMSI	Equity
SEMTECH CORPORATION	SMTC	Equity
SNAP-ON INCORPORATED	SNA	Equity
Snap, Inc	SNAP	Equity
Sleep Number Corporation	SNBR	Equity
Synchronoss Technologies, Inc.	SNCR	Equity
Smart Sand, Inc.	SND	Equity
Sundial Growers Inc.	SNDL	Equity
Schneider National, Inc	SNDR	Equity
Syndax Pharmaceuticals, Inc	SNDX	Equity
SMITH & NEPHEW PLC	SNN	Equity
Snowflake Inc.	SNOW	Equity
TORTOISE ACQUISITION CORPORATION II	SNPR	Equity
Synopsys Inc.	SNPS	Equity
New Senior Investment Group Inc.	SNR	Equity
SYNOVUS FINANCIAL CORPORATION	SNV	Equity
Synnex Corporation	SNX	Equity
Sanofi	SNY	Equity
SOUTHERN COMPANY	SO	Equity
SUSTAINABLE OPPORTUNITIES ACQUISITION CORPORATION	SOAC	Equity
GLOBAL X SOCIAL MEDIA INDEX ETF	SOCL	ETF
SoFi Technologies, Inc.	SOFI	Equity
Sogou Inc.	SOGO	Equity
SOHU.COM INC.	SOHU	Equity
Solaris Oilfield Infrastructure, Inc.	SOI	Equity
ReneSola Ltd (ADS)	SOL	Equity
Electrameccanica Vehicles Corp.	SOLO	Equity
Sonoco Products Co.	SON	Equity
Sonos, Inc.	SONO	Equity
Sony Group Corporation	SONY	Equity
SOS Limited	SOS	Equity
DIREXION DAILY SEMICONDUCTOR BULL 3X ETF	SOXL	ETF
Direxion Daily Semiconductor Bear 3X ETF	SOXS	ETF
iShares PHLX Semiconductor Index Fund	SOXX	ETF
Teucrium Soybean ETF	SOYB	ETF
SP Plus Corporation	SP	Equity

MIAX Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
DEFIANCE NEXT GEN SPAC DERIVED ETF	SPAK	Equity
Spectrum Brands Holdings Inc.	SPB	Equity
Virgin Galactic Holdings, Inc.	SPCE	Equity
SPAC and New Issue ETF	SPCX	Equity
SIMON PROPERTY GROUP INC.	SPG	Equity
S&P Global Inc.	SPGI	Equity
Suburban Propane Partners, L.P.	SPH	Equity
Invesco S&P 500 High Dividend Low Volatility ETF	SPHD	ETF
SPI ENERGY CO LTD	SPI	Equity
SPIKES Volatility Index	SPIKE	Index
Spark Energy Inc	SPKE	Equity
SPDR Portfolio S&P 500 ETF	SPLG	ETF
SPLUNK, INC.	SPLK	Equity
PowerShares S&P 500 Low Volatility ETF	SPLV	ETF
SeaSpine Holdings Corporation	SPNE	Equity
Sapiens International Corporation NV	SPNS	Equity
SUPERNOVA PARTNERS ACQUISITION COMPANY INC	SPNV	Equity
Spotify Technology S.A.	SPOT	Equity
SPECTRUM PHARMACEUTICALS, INC.	SPPI	Equity
Spirit Aerosystems Holdings Inc	SPR	Equity
Spero Therapeutics Inc	SPRO	Equity
SPARTAN ACQUISITION CORP II	SPRQ	Equity
Support.com. Inc.	SPRT	Equity
SPROUT SOCIAL INC	SPT	Equity
SPDR Portfolio Total Stock Market ETF	SPTM	ETF
Spartan Stores, Inc.	SPTN	Equity
Sportsman's Warehouse Holdings, Inc.	SPWH	Equity
SUNPOWER CORPORATION	SPWR	Equity
SPX Corporation	SPXC	Equity
Direxion Daily S&P 500 Bull 3X Shares	SPXL	ETF
Direxion Daily S&P 500 Bear 3X Shares (1:5 reverse	SPXS	ETF
PROSHARES ULTRAPRO SHORT S&P500	SPXU	ETF
SPDR S&P 500 TRUST	SPY	ETF
SPDR PORTFOLIO S&P 500 GROWTH ETF	SPYG	ETF
SPDR PORTFOLIO S&P 500 VALUE ETF	SPYV	ETF
Square, Inc.	SQ	Equity
CHEMICAL & MINING CO. OF CHILE INC.	SQM	Equity
PROSHARES ULTRAPRO SHORT QQQ	SQQQ	ETF
Squarespace, Inc.	SQSP	Equity
STABLE ROAD ACQUISITION CORP	SRAC	Equity
SRAX, Inc.	SRAX	Equity
Spirit Realty Capital, Inc.	SRC	Equity
STERICYCLE, INC.	SRCL	Equity
Surmodics, Inc.	SRDX	Equity
SEMPRA ENERGY	SRE	Equity

MIAX Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
ServiceSource International, Inc.	SREV	Equity
Seritage Growth Properties	SRG	Equity
Surgalign Holdings, Inc.	SRGA	Equity
Stoneridge, Inc.	SRI	Equity
Sorrento Therapeutics, Inc.	SRNE	Equity
SAREPTA THERAPEUTICS, INC.	SRPT	Equity
ProShares UltraShort Real Estate	SRS	ETF
ProShares UltraPro Short Russell2000	SRTY	ETF
South State Corporation	SSB	Equity
SASOL LTD	SSL	Equity
SS&C Technologies Holdings, Inc.	SSNC	Equity
PROSHARES ULTRA S&P500	SSO	ETF
The E.W. Scripps Company	SSP	Equity
SSR Mining Inc.	SSRM	Equity
Sutter Rock Capital Corporation	SSSS	Equity
SHUTTERSTOCK, INC.	SSTK	Equity
STRATASYS INC.	SSYS	Equity
Sensata Technologies Holding	ST	Equity
STAAR SURGICAL COMPANY	STAA	Equity
STAG Industrial, Inc.	STAG	Equity
ISTAR FINANCIAL INC.	STAR	Equity
STERIS Corp.	STE	Equity
Stem, Inc.	STEM	Equity
SunOpta Inc.	STKL	Equity
Sterling Bancorp	STL	Equity
Stellantis N.V.	STLA	Equity
STEEL DYNAMICS INC	STLD	Equity
STMicroelectronics NV	STM	Equity
STAMPS.COM, INC	STMP	Equity
StoneCo Ltd.	STNE	Equity
SCORPIO TANKERS, INC.	STNG	Equity
Stonemor Partners LP	STON	Equity
STORE Capital Corporation	STOR	Equity
STRAYER EDUCATION, INC.	STRA	Equity
Sterling Construction Company Inc.	STRL	Equity
SUTRO BIOPHARMA, INC.	STRO	Equity
STATE STREET CORPORATION	STT	Equity
Starwood Property Trust, Inc.	STWD	Equity
SEAGATE TECHNOLOGY PUBLIC LIMITED COMPANY	STX	Equity
STEREOTAXIS, INC.	STXS	Equity
CONSTELLATION BRANDS INC.	STZ	Equity
SUNCOR ENERGY INC.	SU	Equity
ROUNDHILL STREAMING SERVICES & TECHNOLOGY ETF	SUBZ	ETF
Sun Communities, Inc.	SUI	Equity
Summit Materials, Inc.	SUM	Equity

MIAX Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
SUMO LOGIC, INC.	SUMO	Equity
SUNOCO L.P.	SUN	Equity
SUNWORKS, INC.	SUNW	Equity
SUPERIOR INDUSTRIES INT	SUP	Equity
SUPERNUS PHARMACEUTICALS, INC.	SUPN	Equity
SURFACE ONCOLOGY, INC.	SURF	Equity
STARBOARD VALUE ACQUISITION	SVAC	Equity
Service Properties Trust	SVC	Equity
SILVERCORP METALS INC	SVM	Equity
Savara Inc.	SVRA	Equity
ProShares Short VIX Short-Term Futures	SVXY	ETF
SHOCKWAVE MEDICAL INC.	SWAV	Equity
Smith & Wesson Brands, Inc. (SWBI)	SWBI	Equity
Switch, Inc.	SWCH	Equity
Solarwinds Corp.	SWI	Equity
SIERRA WIRELESS, INC	SWIR	Equity
Stanley Black & Decker	SWK	Equity
SKYWORKS SOLUTIONS INC.	SWKS	Equity
Schweitzer-Mauduit International, Inc	SWM	Equity
SOUTHWESTERN ENERGY COMPANY	SWN	Equity
SunCoke Energy, Inc.	SXC	Equity
SO-YOUNG INTERNATIONAL, INC.	SY	Equity
SYNLOGIC INC	SYBX	Equity
SYNCHRONY FINANCIAL	SYF	Equity
STRYKER CORP	SYK	Equity
SYNAPTICS, INC.	SYNA	Equity
Syneos Health, Inc.	SYNH	Equity
SYPRIS SOLUTIONS, INC.	SYPR	Equity
Syros Pharmaceuticals, Inc.	SYRS	Equity
SYSCO CORPORATION	SYY	Equity
AT&T, INC.	T	Equity
TravelCenters of America LLC	TA	Equity
Del Taco Restaurants, Inc.	TACO	Equity
Takeda Pharmaceutical Company Limited	TAK	Equity
TAL International Group Inc	TAL	Equity
Talos Energy Inc.	TALO	Equity
Guggenheim Solar ETF	TAN	ETF
Molson Coors Brewing Co.	TAP	Equity
Carrols Restaurant Group Inc	TAST	Equity
THOMA BRAVO ADVANTAGE	TBA	Equity
ProShares Short 20+ Year Treasury	TBF	ETF
TrueBlue, Inc.	TBI	Equity
Translate Bio, Inc.	TBIO	Equity
TRUMPH BANCORP INC	TBK	Equity
Theravance Biopharma, Inc.	TBPH	Equity

MIAX Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
PROSHARES ULTRASHORT 20+ YEAR TREASURY	TBT	ETF
Texas Capital Bancshares, Inc.	TCBI	Equity
TRICIDA INC	TCDA	Equity
Tactile Systems Technology I	TCMD	Equity
Trip.com Group Limited	TCOM	Equity
TRACON PHARMACEUTICALS, INC.	TCON	Equity
TCR2 THERAPEUTICS, INC.	TCRR	Equity
THE CONTAINER STORE GROUP, INC.	TCS	Equity
TUCOWS, INC	TCX	Equity
TORONTO DOMINION BANK	TD	Equity
Teradata Corp.	TDC	Equity
TransDigm Group, Inc.	TDG	Equity
Teladoc, Inc.	TDOC	Equity
TELEPHONE & DATA SYSTEMS INC.	TDS	Equity
TIDEWATER INC.	TDW	Equity
Atlassian Corporation Plc	TEAM	Equity
Bio-Techne Corporation	TECH	Equity
Teck Resources Limited	TECK	Equity
Direxion Daily Technology Bull 3X ETF	TECL	ETF
Direxion Daily Technology Bear 3X ETF	TECS	ETF
TELEFONICA S.A.	TEF	Equity
TE Connectivity Ltd.	TEL	Equity
Tellurian Inc.	TELL	Equity
TENNECO INC	TEN	Equity
TENABLE HOLDINGS INC	TENB	Equity
Telecom Argentina S.A.	TEO	Equity
TERADYNE,INC	TER	Equity
TEVA PHARMACEUTICAL INDUSTRIES LIMITED	TEVA	Equity
TEREX CORPORATION	TEX	Equity
Truist Financial Corporation	TFC	Equity
TFF Pharmaceuticals, Inc	TFFP	Equity
TFS Financial Corporation	TFSL	Equity
Teleflex Incorporated	TFX	Equity
Tredegar Corp	TG	Equity
Taseko Mines Limited	TGB	Equity
Textainer Group Holdings Limited	TGH	Equity
Triumph Group, Inc.	TGI	Equity
TEGNA, Inc.	TGNA	Equity
Teekay LNG Partners LP	TGP	Equity
TARGET CORPORATION	TGT	Equity
TG THERAPEUTICS, INC.	TGTX	Equity
TENET HEALTHCARE CORP (25 shrs)	THC	Equity
TUSCAN HOLDINGS CORP. II	THCA	Equity
TUSCAN HOLDINGS CORP	THCB	Equity
CANNABIS ETF	THCX	ETF

MIAX Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
THOR INDUSTRIES INC	THO	Equity
Thermon Group Holdings Inc	THR	Equity
Gentherm Inc	THRM	Equity
Treehouse Foods, Inc.	THS	Equity
UP FINTECH HOLDINGS LIMITED	TIGR	Equity
Interface, Inc.	TILE	Equity
iShares Barclays TIPS Bond Fund	TIP	ETF
Team, Inc.	TISI	Equity
Titan Machinery, Inc.	TITN	Equity
THE TJX COMPANIES, INC.	TJX	Equity
Teekay Corp	TK	Equity
Turkcell lletisim Hizmetleri AS	TKC	Equity
TIMKEN COMPANY	TKR	Equity
iShares 10-20 Year Treasury Bond ETF	TLH	ETF
AST SpaceMobile, Inc.	TLMD	Equity
Talend SA Sponsored ADR	TLND	Equity
Tilray, Inc.	TLRY	Equity
TELOS CORPORATION	TLS	Equity
TIZIANA LIFE SCIENCES PLC	TLSA	Equity
ISHARES 20+ YEAR TREASURY BOND ETF	TLT	ETF
Tilly's Inc.	TLYS	Equity
TOYOTA MOTOR CORP	TM	Equity
TRANSMEDICS GROUP, INC.	TMDX	Equity
Tencent Music Entertainment Group	TME	Equity
DIREXION DAILY 20+ YR TRSY BULL 3X ETF	TMF	ETF
Taylor Morrison Home Corp	TMHC	Equity
Thermo Fisher Scientific Inc.	TMO	Equity
Trilogy Metals Inc.	TMQ	Equity
TimkenSteel Corporation	TMST	Equity
T-MOBILE US, INC.	TMUS	Equity
Direxion Daily 20 Year Treasury Bear 3X Shares	TMV	ETF
Terminix Global Holdings, Inc.	TMX	Equity
DIREXION DAILY SMALL CAP BULL 3X SHARES	TNA	ETF
Tandem Diabetes Care, Inc.	TNDM	Equity
TRINET GROUP, INC.	TNET	Equity
Teekay Tankers Ltd	TNK	Equity
Travel + Leisure Co.	TNL	Equity
TSAKOS ENERGY NAVIGATION LTD	TNP	Equity
TOLL BROTHERS INC.	TOL	Equity
TUNIU CORPORATION	TOUR	Equity
TowneBank	TOWN	Equity
Turning Piont Brands Inc	TPB	Equity
Tutor Perini Corporation	TPC	Equity
TPG PACE BENEFICIAL FINANCE CORPORATION	TPGY	Equity
TRI POINTE HOMES, INC.	TPH	Equity

MIAX Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
TPI Composites Inc	TPIC	Equity
Tapestry, Inc.	TPR	Equity
TEMPUR-PEDIC INTERNATIONAL INC.	TPX	Equity
ProShares Ultra Pro QQQ	TQQQ	ETF
Tootsie Roll Industries Inc	TR	Equity
LendingTree, Inc.	TREE	Equity
Trex Co. Inc.	TREX	Equity
Targa Resources Corp.	TRGP	Equity
Tabula Rasa HealthCare Inc	TRHC	Equity
Thomson Reuters Corporation	TRI	Equity
Trinity Biotech plc	TRIB	Equity
Trillium Therapeutics Inc	TRIL	Equity
TRIPADVISOR INC.	TRIP	Equity
Triterras, Inc.	TRIT	Equity
TRIMBLE NAVIGATION LIMITED	TRMB	Equity
Trustmark Corporation	TRMK	Equity
TRINITY INDUSTRIES INC.	TRN	Equity
T. ROWE PRICE GROUP INC.	TROW	Equity
Tronox Ltd.	TROX	Equity
TransCanada Corp.	TRP	Equity
Turquoise Hill Resources Ltd.	TRQ	Equity
Triton International Ltd	TRTN	Equity
TPG RE Finance Trust, Inc.	TRTX	Equity
TransUnion	TRU	Equity
TRUECAR, INC.	TRUE	Equity
Trupanion, Inc.	TRUP	Equity
THE TRAVELERS COMPANIES, INC.	TRV	Equity
trivago N.V.	TRVG	Equity
Trevena, Inc.	TRVN	Equity
Tanzanian Royalty Exploration	TRX	Equity
TENARIS SA	TS	Equity
TRACTOR SUPPLY COMPANY	TSCO	Equity
Trinseo S.A.	TSE	Equity
TOWER SEMICONDUCTOR LTD.	TSEM	Equity
TESLA MOTORS, INC.	TSLA	Equity
TAIWAN SEMICONDUCTOR MFG. CO.	TSM	Equity
TYSON FOODS, INC.	TSN	Equity
Townsquare Media, Inc.	TSQ	Equity
Trane Technologies plc	TT	Equity
THE TORO COMPANY	TTC	Equity
Tattooed Chef, Inc.	TTCF	Equity
The Trade Desk, Inc.	TTD	Equity
TotalEnergies SE	TTE	Equity
TTEC Holdings, Inc.	TTEC	Equity
Tetra Tech, Inc.	TTEK	Equity

MIAX Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
TechTarget, Inc.	TTGT	Equity
TETRA Technologies, Inc.	TTI	Equity
Tata Motors Ltd.	TTM	Equity
TTM Technologies, Inc.	TTMI	Equity
Titan Pharmaceuticals Inc.	TTNP	Equity
T2 Biosystems, Inc.	TTOO	Equity
ProShares UltraPro Short 20+ Year Treasury	TTT	ETF
TAKE-TWO INTERACTIVE	TTWO	Equity
Telus Corporation	TU	Equity
Tufin Software Technologies Ltd	TUFN	Equity
Tupperware Brands Corp	TUP	Equity
ISHARES MSCI TURKEY	TUR	ETF
180 Degree Capital Corporation	TURN	Equity
Mammoth Energy Services Inc	TUSK	Equity
GRUPO TELEVISA, S.A.B.	TV	Equity
Travere Therapeutics, Inc	TVTX	Equity
Tivity Health, Inc.	TVTY	Equity
Tradeweb Markets Inc.	TW	Equity
TWC TECH HOLDINGS II CORP	TWCT	Equity
Titan International, Inc.	TWI	Equity
Twilio, Inc.	TWLO	Equity
Proshares UltrShort Russell 2000(reverse split)	TWM	Equity
Hostess Brands, Inc.	TWNK	Equity
Two Harbors Investment Corporation	TWO	Equity
2U, Inc.	TWOU	Equity
TWIST BIOSCIENCE CORP.	TWST	Equity
TWITTER INC.	TWTR	Equity
Ternium S.A.	TX	Equity
10X Genomics Inc	TXG	Equity
THERAPEUTICSMD, INC	TXMD	Equity
TEXAS INSTRUMENTS INC.	TXN	Equity
Texas Roadhouse, Inc.	TXRH	Equity
TEXTRON INC.	TXT	Equity
Tyler Technologies, Inc.	TYL	Equity
TYME Technologies Inc	TYME	Equity
DIREXION DAILY SMALL CAP BEAR 3X SHARES	TZA	ETF
Travelzoo, Inc.	TZOO	Equity
UNITY SOFTWARE, INC.	U	Equity
UNDER ARMOUR, INC.	UA	Equity
Under Armour, Inc.	UAA	Equity
UNITED CONTINENTAL HOLDINGS, INC.	UAL	Equity
CVR Partners LP	UAN	Equity
AGEAGLE AERIAL SYSTEM INC.	UAVS	Equity
Urstadt Biddle Properties Inc	UBA	Equity
Uber Technologies, Inc.	UBER	Equity

MIAX Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
UBS Group Ag	UBS	Equity
UNITY BIOTECHNOLOGY INC.	UBX	Equity
PROSHARES ULTRA DJ-UBS CRUDE OIL	UCO	ETF
Ultra Clean Holdings, Inc.	UCTT	Equity
PowerShares DB US Dollar Index Bearish Fund	UDN	ETF
ProShares UltraPro Dow30	UDOW	ETF
UDR, Inc.	UDR	Equity
Urban Edge Properties	UE	Equity
Uranium Energy Corp	UEC	Equity
UNIVERSAL ELECTRONICS, INC.	UEIC	Equity
NET 1 UEPS TECHNOLOGIES	UEPS	Equity
Universal Forest Products, Inc.	UFPI	Equity
Domtar, Corp.	UFS	Equity
United States Gasoline	UGA	ETF
UGI Corporation	UGI	Equity
ProShares Ultra Gold	UGL	ETF
UNIVERSAL HEALTH SERVICES INC	UHS	Equity
Ubiquiti Inc.	UI	Equity
UNITED INSURANCE HOLDINGS CORPORATION	UIHC	Equity
UNISYS CORPORATION	UIS	Equity
Unilever PLC	UL	Equity
ULTA SALON COSMETICS & FRAGRANCE INC	ULTA	Equity
United Microelectronics Corporation	UMC	Equity
UNITED NATURAL FOODS, INC.	UNFI	Equity
UNITED STATES NATURAL GAS	UNG	ETF
UNITEDHEALTH GROUP INCORPORATED	UNH	Equity
Uniti Group Inc.	UNIT	Equity
Unum Group	UNM	Equity
UNION PACIFIC CORPORATION	UNP	Equity
Univar Inc.	UNVR	Equity
UpHealth, Inc	UPH	Equity
Upland Software, Inc.	UPLD	Equity
ProShares Ultrapro S&P 500	UPRO	ETF
UNITED PARCEL SERVICE, INC.	UPS	Equity
UPSTART HOLDINGS, INC.	UPST	Equity
Upwork Inc.	UPWK	Equity
Global X Uranium ETF	URA	ETF
URBAN OUTFITTERS INC	URBN	Equity
ProShares Ultra Real Estate	URE	ETF
Urogen Pharma Ltd	URGN	Equity
UNITED RENTALS, INC.	URI	Equity
ProShares UltraPro Russell2000	URTY	ETF
USA COMPRESSION PARTNERS, L.P.	USAC	Equity
U.S. BANCORP	USB	Equity
ProShares Ultra Semiconductors	USD	ETF

MIAX Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
US Foods Holding Corp.	USFD	Equity
United States 12 Month Oil Fund, LP	USL	ETF
U.S. Cellular Corporation	USM	Equity
iShares MSCI USA Minimum Volatility	USMV	ETF
USANA Health Sciences, Inc.	USNA	Equity
UNITED STATES OIL FUND	USO	ETF
US PHYSICAL THERAPY INC	USPH	Equity
US Xpress Enterprises Inc	USX	Equity
UNITED THERAPEUTICS CORP	UTHR	Equity
Universal Technical Institute, Inc.	UTI	Equity
Utz Brands, Inc.	UTZ	Equity
POWERSHARES DB US DOLLAR INDEX BULLISH	UUP	ETF
Energy Fuels Inc.	UUUU	Equity
UNIVERSAL INSURANCE HOLDINGS, INC.	UVE	Equity
UNIVERSAL CORPORATION	UVV	Equity
PROSHARES ULTRA VIX SHORT-TERM FUT ETF	UVXY	ETF
ProShares Ultra Russell2000	UWM	ETF
UWM Holdings Corporation	UWMC	Equity
Uxin Limited	UXIN	Equity
ProShares Ultra Financials	UYG	ETF
VISA INC.	V	Equity
Marriott Vacations Worldwide Corp.	VAC	Equity
VALE S.A.	VALE	Equity
VAPOTHERM, INC.	VAPO	Equity
Vanguard Small-Cap ETF	VB	ETF
VBI Vaccines Inc.	VBIV	Equity
Vanguard Small-Cap Growth ETF	VBK	Equity
Vascular Biogenics Ltd.	VBLT	Equity
Vanguard Small-Cap Value ETF	VBR	ETF
Veritex Holdings Inc	VBTX	Equity
Visteon Corp.	VC	Equity
Vericel Corporation	VCEL	Equity
VACCINEX, INC.	VCNX	Equity
Vocera Communications, Inc.	VCRA	Equity
Veracyte, Inc.	VCYT	Equity
Vanguard Energy ETF	VDE	ETF
Vanguard FTSE Developed Markets ETF	VEA	ETF
Vectrus, Inc.	VEC	Equity
VEECO INSTRUMENTS	VECO	Equity
Vedanta Limited	VEDL	Equity
VEEVA SYSTEMS INC.	VEEV	Equity
VEON Ltd.	VEON	Equity
VEREIT, Inc.	VER	Equity
Veritone, Inc.	VERI	Equity
Veru Inc	VERU	Equity

MIAX Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
Vermilion Energy Inc	VET	Equity
VF CORPORATION	VFC	Equity
Village Farms International, Inc.	VFF	Equity
Vanguard Financials ETF	VFH	ETF
Vonage Holdings Corporation	VG	Equity
Vanguard FTSE Europe ETF	VGK	ETF
VECTOR GROUP LTD.	VGR	Equity
Vanguard Information Technology ETF	VGT	Equity
VIRNETX HOLDING CORP	VHC	Equity
ViacomCBS Inc.	VIAC	Equity
ViacomCBS Inc.	VIACA	Equity
Viavi Solutions Inc.	VIAV	Equity
VICI Properties Inc.	VICI	Equity
Vicor Corporation	VICR	Equity
View, Inc.	VIEW	Equity
Vanguard Dividend Appreciation ETF	VIG	ETF
VPC IMPACT ACQUISITION HOLDINGS	VIH	Equity
VIPSHOP HOLDINGS LIMITED	VIPS	Equity
Vir Biotechnology, Inc.	VIR	Equity
Virtu Financial, Inc.	VIRT	Equity
VISLINK TECHNOLOGIES, INC.	VISL	Equity
VITAL FARMS, INC.	VITL	Equity
Telefonica Brasil S.A.	VIV	Equity
Meridian Bioscience Inc.	VIVO	Equity
ProShares VIX Mid-Term Futures	VIXM	ETF
ProShares VIX Short-Term Futures ETF	VIXY	ETF
Viking Therapeutics, Inc.	VKTX	Equity
Velodyne Lidar, Inc.	VLDR	Equity
VALERO ENERGY CORPORATION	VLO	Equity
Controladora Vuela Compania de	VLRS	Equity
VALLEY NATIONAL BANCORP	VLY	Equity
VULCAN MATERIALS COMPANY	VMC	Equity
Valmont Industries, Inc.	VMI	Equity
VMWARE, INC.	VMW	Equity
Vanda Pharmaceuticals, Inc.	VNDA	Equity
Veoneer Inc	VNE	Equity
21Vianet Group Inc	VNET	Equity
VORNADO REALTY TRUST	VNO	Equity
Viper Energy Partners LP	VNOM	Equity
Vanguard REIT ETF	VNQ	ETF
VONTIER CORP	VNT	Equity
Venator Materials PLC	VNTR	Equity
Voc Energy Trust	VOC	Equity
VODAFONE GROUP PUBLIC LIMITED COMPANY	VOD	Equity
Vanguard Mid-Cap Value ETF	VOE	ETF

MIAX Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
Vanguard S&P 500 ETF	VOO	ETF
VOXX International Corporation	VOXX	Equity
VOYA FINANCIAL INC.	VOYA	Equity
Vanguard Utilities Index Fund ETF	VPU	ETF
Vera Bradley, Inc.	VRA	Equity
ViewRay, Inc.	VRAY	Equity
Varex Imaging Corporation	VREX	Equity
VROOM INC.	VRM	Equity
Varonis Systems, Inc.	VRNS	Equity
Verint Systems, Inc.	VRNT	Equity
VERRA MOBILITY CORP.	VRRM	Equity
Verso Corp	VRS	Equity
Verisk Analytics, Inc.	VRSK	Equity
VERISIGN, INC.	VRSN	Equity
VERTIV HOLDINGS CO	VRT	Equity
Veritiv Corporation	VRTV	Equity
VERTEX PHARMACEUTICALS INCORPORATED	VRTX	Equity
ViaSat, Inc.	VSAT	Equity
VISHAY INTERTECHNOLOGY	VSH	Equity
Vistra Energy Corp.	VST	Equity
Verastem, Inc.	VSTM	Equity
Vista Outdoor Inc.	VSTO	Equity
Vanguard Total World Stock ETF	VT	ETF
Vanguard Total Stock Market ETF	VTI	ETF
VERTEX ENERGY, INC.	VTNR	Equity
BRISTOW GROUP INC	VTOL	Equity
Ventas, Inc.	VTR	Equity
Viatris Inc.	VTRS	Equity
Vanguard Value ETF	VTV	ETF
Vanguard Growth ETF	VUG	ETF
Vuzix Corporation	VUZI	Equity
Vivint Smart Home, Inc.	VVNT	Equity
VIVOPOWER INTERNATIONAL PLC	VVPR	Equity
Valvoline Inc.	VVV	Equity
Vanguard MSCI Emerging Markets ETF	VWO	ETF
Vidler Water Resouces, Inc.	VWTR	Equity
VAXART, INC.	VXRT	Equity
Vanguard Total International Stock ETF	VXUS	ETF
iPath Series B S&P 500 VIX Short-Term Futures ETN	VXX	ETF
iPath Series B S&P 500 VIX Mid-Term Futures ETN	VXZ	ETF
Voyager Therapeutics, Inc.	VYGR	Equity
Vanguard High Dividend Yield ETF	VYM	ETF
VYNE THERAPEUTICS INC	VYNE	Equity
VERIZON COMMUNICATIONS INC.	VZ	Equity
Wayfair Inc.	W	Equity

MIAX Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
Westinghouse Air Brake Technologies Corporation	WAB	Equity
WASHINGTON FEDERAL INC.	WAFD	Equity
Western Alliance Bancorp	WAL	Equity
WATERS CORPORATION	WAT	Equity
Energous Corporation	WATT	Equity
WEIBO CORP. (ADR)	WB	Equity
Walgreens Boots Alliance, Inc.,	WBA	Equity
WEBSTER FINANCIAL CORPORATION	WBS	Equity
Welbilt, Inc.	WBT	Equity
WESCO INTERNATIONAL	WCC	Equity
Waste Connections Inc.	WCN	Equity
Walker & Dunlop, Inc.	WD	Equity
Workday, Inc.	WDAY	Equity
WESTERN DIGITAL CORPORATION	WDC	Equity
WD-40 Company	WDFC	Equity
Teucrium Wheat ETF	WEAT	ETF
WISCONSIN ENERGY CORP.	WEC	Equity
Welltower Inc.	WELL	Equity
The Wendy's Company	WEN	Equity
WERNER ENTERPRISES INC.	WERN	Equity
Western Midstream Partners L.P.	WES	Equity
WisdomTree Investments, Inc	WETF	Equity
WEX Inc.	WEX	Equity
WELLS FARGO & COMPANY	WFC	Equity
WINNEBAGO INDUSTRIES, INC	WGO	Equity
Wyndham Hotels & Resorts, Inc.	WH	Equity
WHIRLPOOL CORPORATION	WHR	Equity
WIMI HOLOGRAM CLOUD INC	WIMI	Equity
Wingstop Inc.	WING	Equity
ContextLogic Inc.	WISH	Equity
WIPRO LTD.	WIT	Equity
WIX.COM LTD.	WIX	Equity
Workiva Inc.	WK	Equity
Workhorse Group Inc.	WKHS	Equity
Westlake Chemical Corp	WLK	Equity
Westlake Chemical Partners LP	WLKP	Equity
WHITING PETROLEUM CORPORATION	WLL	Equity
WASTE MANAGEMENT, INC.	WM	Equity
WILLIAMS COMPANIES, INC.	WMB	Equity
Western Asset Mortgage Capital Corporation	WMC	Equity
Warner Music Group Corp.	WMG	Equity
Advanced Drainage Systems, Inc.	WMS	Equity
WAL-MART INC.	WMT	Equity
WABASH NATIONAL CORP.	WNC	Equity
WNS Holdings Ltd	WNS	Equity

MIAX Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
PETCO HEALTH AND WELLNESS COMPANY, INC.	WOOF	Equity
WORTHINGTON INDUSTRIES,INC.	WOR	Equity
Slack Technologies, Inc.	WORK	Equity
WideOpenWest, Inc.	WOW	Equity
W.P. Carey Inc.	WPC	Equity
FOLEY TRASIMENE ACQUISITION CORP.	WPF	Equity
WASHINGTON PRIME GROUP INC.	WPG	Equity
Wheaton Precious Metals Corporation	WPM	Equity
WPP plc	WPP	Equity
WESTPORT INNOVATIONS INC.	WPRT	Equity
Wrap Technologies, Inc.	WRAP	Equity
BERKLEY(WR) CORP	WRB	Equity
Washington Real Estate Investment Trust	WRE	Equity
WestRock Company	WRK	Equity
WORLD ACCEPTANCE CORPORATION	WRLD	Equity
Waterstone Financial, Inc.	WSBF	Equity
WillScot Corporation	WSC	Equity
WILLIAMS-SONOMA INC	WSM	Equity
Whitestone REIT	WSR	Equity
West Pharmaceutical Services Inc	WST	Equity
Wintrust Financial Corporation	WTFC	Equity
W&T OFFSHORE INC	WTI	Equity
Essential Utilities, Inc.	WTRG	Equity
Waitr Holdings Inc.	WTRH	Equity
Select Energy Services, Inc.	WTTR	Equity
THE WESTERN UNION COMPANY	WU	Equity
WAVE Life Sciences Ltd	WVE	Equity
Weight Watchers International, Inc.	WW	Equity
World Wrestling Entertainment Inc	WWE	Equity
WESTWATER RESOURCES INC	WWR	Equity
WOLVERINE WORLD WIDE INC	WWW	Equity
WEYERHAEUSER COMPANY	WY	Equity
WYNN RESORTS LTD.	WYNN	Equity
UNITED STATES STEEL CORPORATION	X	Equity
BEYOND AIR INC	XAIR	Equity
SPDR S&P Biotech ETF	XBI	ETF
XBiotech, Inc.	XBIT	Equity
CIMAREX ENERGY CO.	XEC	Equity
XCEL ENERGY INC	XEL	Equity
Intersect ENT, Inc.	XENT	Equity
XERIS PHARMACEUTICALS INC	XERS	Equity
SPDR S&P Oil & Gas Equipment & Svcs ETF	XES	ETF
SPDR S&P HOMEBUILDERS	XHB	ETF
Xenia Hotels & Resorts, Inc.	XHR	Equity
Xinyuan Real Estate Company LTD	XIN	Equity

MIAX Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
XL Fleet Corporation	XL	Equity
MATERIALS SELECT SECTOR SPDR	XLB	ETF
Communication Services Select Sect SPDR ETF	XLC	ETF
ENERGY SELECT SECTOR SPDR	XLE	ETF
FINANCIAL SELECT SECTOR SPDR	XLF	ETF
INDUSTRIAL SELECT SECTOR SPDR	XLI	ETF
TECHNOLOGY SELECT SECTOR SPDR	XLK	ETF
XILINX INC.	XLNX	Equity
CONSUMER STAPLES SELECT SECTOR SPDR	XLP	ETF
Real Estate Select Sector SPDR	XLRE	ETF
ACCELERON PHARMA, INC.	XLRN	Equity
UTILITIES SELECT SECTOR SPDR	XLU	ETF
HEALTH CARE SELECT SECTOR SPDR	XLV	ETF
CONSUMER DISCRETIONARY SELECT SPDR	XLY	ETF
QUALTRICS INTERNATIONAL	XM	Equity
SPDR S&P METALS & MINING	XME	ETF
Xencor, Inc.	XNCR	Equity
Xunlei Limited	XNET	Equity
EXXON MOBIL CORPORATION	XOM	Equity
THE EXONE COMPANY	XONE	Equity
SPDR S&P OIL & GAS EXPLORATION & PROD	XOP	ETF
XP Inc.	XP	Equity
XPEL, INC.	XPEL	Equity
Xperi Holding Corporation	XPER	Equity
XPENG, INC. ADR CLASS A	XPEV	Equity
XPO Logistics, Inc.	XPO	Equity
DPCM CAPITAL, INC.	XPOA	Equity
ProShares Ultra FTSE China 50	XPP	ETF
DENTSPLY INTL, INC.	XRAY	Equity
SPDR S&P RETAIL	XRT	ETF
XEROX CORPORATION	XRX	Equity
XpresSpa Group, Inc.	XSPA	Equity
22ND CENTURY GROUP, INC.	XXII	Equity
Xylem Inc.	XYL	Equity
Alleghany Corporation	Y	Equity
Direxion Daily FTSE China Bear 3x Shares	YANG	ETF
CBDMD, INC.	YCBD	Equity
ProShares UltraShort Yen	YCS	ETF
Yellow Corporation	YELL	Equity
YELP, INC.	YELP	Equity
YETI Holdings, Inc.	YETI	Equity
Yext, Inc.	YEXT	Equity
Direxion Daily China 3X Bull Shares	YINN	ETF
Yandex NV	YNDX	Equity
ADVISORSHARES PURE CANNABIS ETF	YOLO	ETF

MIAX Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
YPF S.A.	YPF	Equity
Yirendai Ltd.	YRD	Equity
YUM! BRANDS, INC.	YUM	Equity
Yum China Holdings, Inc.	YUMC	Equity
LIQUID MEDIA GROUP LTD.	YVR	Equity
YY INC.	YY	Equity
ZILLOW GROUP, INC.	Z	Equity
Zimmer Bionet Holdings, Inc.	ZBH	Equity
ZEBRA TECHNOLOGIES CORP.	ZBRA	Equity
ZEDGE INC	ZDGE	Equity
ZENDESK, INC.	ZEN	Equity
Zepp Health Corporation	ZEPP	Equity
OLYMPIC STEEL INC.	ZEUS	Equity
Lightning eMotors, Inc	ZEV	Equity
Zillow Group, Inc	ZG	Equity
ZOGENIX, INC.	ZGNX	Equity
ZHIHU INC	ZH	Equity
ZOOMINFO TECHNOLOGIES INC.	ZI	Equity
ZIM INTEGRATED SHIPPING SERVICE	ZIM	Equity
ZIONS BANCORP	ZION	Equity
Ziopharm Oncology, Inc.	ZIOP	Equity
ZIX CORPORATION	ZIXI	Equity
ZAI LAB LTD	ZLAB	Equity
Zoom Video Communications. Inc.	ZM	Equity
ZYNGA, INC.	ZNGA	Equity
China Southern Airlines Co. Ltd.	ZNH	Equity
ZANITE ACQUISTIONS CORP	ZNTE	Equity
Zscaler, Inc.	ZS	Equity
ProShares UltraShort Silver (20 shares)	ZSL	ETF
ZTO Express (Cayman) Inc.	ZTO	Equity
ZOETIS INC.	ZTS	Equity
ZUMIEZ INC	ZUMZ	Equity
Zuora, Inc.	ZUO	Equity
Zovio Inc.	ZVO	Equity
Zymeworks Inc	ZYME	Equity
Zynerba Pharmaceuticals, Inc.	ZYNE	Equity
Zynex, Inc.	ZYXI	Equity